SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 13, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

TELEFÓNICA CTC CHILE

Compañía de Telecomunicaciones de Chile S.A. (Telefónica CTC Chile) is the leading telecommunications company in Chile and a country’s benchmark stock. It was the first Latin American company to list on the New York Stock Exchange (NYSE) in 1990, when it carried out a very successful issuance of American Depositary Receipts (ADRs).

The Company owns approximately 71% of all telephone lines in the country (according to Company estimates). It also provides a broad range of telecommunications and other services throughout Chile, including: local and long distance, broadband, public telephone service, terminal equipment sales and leasing, telemarketing, Internet access for corporate customers, data transmission and interconnection services.

THE REPUBLIC OF CHILE

Chile is a narrow strip of land stretching 2,700 miles along the Pacific Coast of South America. It borders Peru in the north, the Pacific Ocean on the west, and Bolivia and Argentina on the east, and stretches southward to the South Pole. The country’s territory includes Isla de Pascua (Easter Island) and lsla Sala y Gomez. Rich in natural resources, Chile has a topography that is dominated by the Andes Mountains on the east, a range of coastal mountains, and a valley lying between the two ranges. The country’s northern desert is one of the world’s richest mining areas, making Chile the largest producer and exporter of copper and molybdenum in the world. Chile’s population, industry and farmland are concentrated in the central valley, where the nation’s capital and largest city, Santiago (with a population of over 5 million), and its largest and most important port city, Valparaiso, are located. The population of Chile is approximately 16 million and is growing at an estimated annual rate of 1.2% . Only about 13% of the population lives in rural areas. Chile has a 96% literacy rate and Spanish is the official language.

The Chilean economy, with an estimated gross domestic product of US$113 billion during 2005 grew by 6.3% over 2004. Chile has the strongest and the most stable economy in the Region, boasting with Mexico, the highest GDP per capita figures. In addition, Chile has maintained a reputation for having strong financial institutions and enacting sound economic policies that have given it the highest sovereign bond rating in South America.

The Chilean telecom market is the most competitive and most dynamic in the Region. It was the first Latin American market to be fully open to competition, and nearly all segments of the telecom markets are deregulated.

This document is a direct translation of the original Annual Report issued in Spanish and filed locally with the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros).

TELEFONICA CTC CHILE 2005 ANNUAL REPORT

Letter from the Chairman	6

History of the Company and Material Events	10

Economic Environment and Telecommunications Industry	14

Economic Environment
Telecommunications Industry
Regulatory Framework

Mission and Corporate and Business Strategy	22

The Company	26

Products and Services
Analysis of Consolidated Results
Investment and Financing
Property, Suppliers, Logistics and Insurance
Risk Factors

Shareholder Information	38

Capital Stock Distribution
Shareholders’ Meetings
Principal Shareholders
Share Price Performance
2005 Dividend Policy

Dividend Information
2005 Investment and Financing Policy

Management Organization and Human Resources	50

Board of Directors
Corporate Governance - Directors' Committee
Senior Executives
Human Resources

Additional Information	64

Information on Subsidiaries and Affiliates
Material Events

Financial Information	77

Consolidated Financial Statements
Individual Financial Statements
Summary of Subsidiaries’ Financial Statements

Financial Review and Exhibits	210

With the exception of the Financial Statements and related notes, the information contained herein has not been audited

01
HIGHLIGHTS

	As of December 31,
Volume Statistics	2001	2002	2003	2004	2005

Lines in service	2,723,310	2,686,695	2,416,779	2,427,364	2,440,827
Average lines in service	2,736,633	2,732,208	2,558,291	2,406,266	2,451,356
Connections (lines)	330,619	340,419	308,266	343,318	358,088
Installed capacity (lines)(1)	3,019,416	3,023,541	3,037,267	3,043,379	3,007,432
Local traffic (millions of minutes)	16,410	15,900	15,178	13,758	12,012
Access charge traffic (millions of minutes)	7,251	6,788	5,582	4,673	3,577
DLD traffic (millions of minutes)(2)	799	717	647	664	602
Outgoing ILD traffic (millions of minutes)(2)	63	66	64	67	66
ADSL in service	14,808	54,163	125,262	200,794	314,177
Pay-phones (3)	12,880	11,834	11,060	10,288	10,272
Data Red (point to point links)	18,467	13,496	10,820	9,770	5,821
Frame Relay (points)	6,012	5,215	5,016	3,892	2,621
ATM (points)	1,585	1,719	1,790	1,660	1,085
Dedicated IP connections	883	3,788	7,018	10,377	10,869
Total personnel	7,720	4,571	4,720	3,774	3,910
Parent Company personnel	3,223	2,540	2,624	2,817	2,945
Subsidiaries’ personnel	4,497	2,031	2,096	945	965
Quality and Efficiency Indicators
Average waiting period for line installations (days	5.7	4.4	3.9	3.2	4.0
between application and connection)
Average waiting period for ADSL installations	11.70	7.24	3.62	2.15	3.19
Defects per line (annual average)	0.25	0.35	0.35	0.40	0.44
Defects repaired within 24 hours (average %)	62.43	60.14	71.13	59.89	41.29
Defects repaired within 72 hours (average %)	92.16	89.60	95.08	89.60	75.32
Consolidated Financial Data (in millions of US$ at Dec-05)

Operating revenues	1,927	1,803	1,685	1,422	1,134
EBITDA (4)	831	820	790	662	554
Operating income	296	273	239	201	170
Net income	9	-37	21	630	49
Long-term debt	2,632	2,138	1,484	1,132	889
Total assets	6,472	5,630	5,173	3,833	3,337
Capital expenditures (millions of nominal US$)	291	204	241	151	149
Market capitalization (millions of nominal US$)	3,116	2,221	3,456	2,670	2,074

(1)	Fixed lines installed includes links and ISDN lines.
(2)	Long distance traffic originated by Telefónica Mundo and Globus.
(3)	Does not include community lines.
(4)	EBITDA= Operating income + depreciation.

02
LETTER FROM THE CHAIRMAN

Dear Shareholders:

Telefónica CTC Chile has reached its 125th year at the service of Chile’s development. When we celebrate our nation’s Bicentennial, we will also have completed 130 years helping Chileans to communicate with one another. Not many companies are so directly and tangibly intertwined with their country’s history.

What enables a company to transcend the vision of its founders and become an integral part of its country’s history? Essentially, it is the capacity to renew and adapt that vision in ways that faithfully reflect the changes occurring in the country. Companies are, fundamentally, dreams made real through the daily labors of many people.

At Telefónica, we have been able to build on the vision of Joseph Dottin Husbands, founder of the Edison Phone Company of Valparaiso, not only preserving the relevance of this original vision but also expanding and strengthening it. The key to our Company lies in its ability to understand what Chile is all about, to be flexible enough to follow the transformations occurring in the country and be unswervingly committed to its customers, responsibly serving the community and anticipating demands for efficiency and change.

We are a national Company not only because we cover almost the entire sweep of Chilean territory, but because we are continually contributing to the creation and growth of this nation. Our networks and our efforts to connect the country –now via broadband– allow us to embrace the challenges of the digital age, as witnessed by the implementation of the Health Ministry Network, the largest public-sector project ever put into practice. This project will make it possible to integrate over two thousand health care sites. For our Company, it represents an investment of 12 million dollars and, above all, the possibility to contribute to the delivery of better health care for the 10 million Chileans who visit hospitals and medical centers. Similarly, this year we have completed the launching of a new stretch of fiber optic crossing through a large portion of Argentine Patagonia and allowing broadband service to reach the extreme south of Punta Arenas by land. This new Red Austral (Southern Network) –a joint investment of Telefónica de Argentina S.A. and Telefónica CTC Chile- contributes to the digital integration of our nation.

We reaffirm our identity as a national Company when we put into practice initiatives such as Internet Educativa (Educational Internet), pursuant to which Telefónica CTC Chile, in partnership with the Ministry of Education, is connecting close to 5,700 schools to the Internet and later upgrading them to broadband through preferential agreements. At December 2005 we had connected more than 3,370 schools. Today we enable Chileans not only to communicate with one another but to be connected, thus making a crucial contribution to the country.

A telecommunications company must always be attentive to every sign of change, and then discover the underlying opportunities and transform them into services and solutions aimed at addressing individual and societal needs. Telefónica CTC Chile has known how to be flexible, adapting its structure and organization as needed in response to these new challenges. In turn, this has enabled the Company to maintain its industry leadership position in an environment of growing competition.

The capacity of a service company to satisfy the demand for innovation is tested in everyday life. And we are proud to be a Company that is recognized as the greatest contributor to the widespread availability of technological innovation, broadening both the reach and social impact of cutting-edge technologies. Today, this takes the form of offering the benefits of broadband. Telefónica CTC Chile is now leading this process, having reached over 314,000 access points at year-end 2005.

Following the doubling in speed achieved in October 2004, the Company concentrated on the development of various plans suitable to different user and customer segments. This is how today, in addition to flat rates according to speed, there are “Speedy Night & Weekend” plans at different speeds and rates, and variable “Speedy” plans in combination with plans of minutes, among others. Another mobility and connectivity benefit for our broadband customers is the growth of HotSpots in the country (known as “Speedy Wi-Fi” Zones) or public spaces where one can browse the Internet cable-free. At year-end 2005, our customers have access to more than 500 HotSpots throughout Chile.

These innovations in the technological platform of broadband have been made possible precisely because this market segment of the industry is not regulated. For this reason, we have concentrated our investments primarily on these services – which can be offered where the basic infrastructure already exists –, since the conditions for expanding the number of lines are absent due to legislation that has exhausted itself to the point of discouraging investment.

As we have pointed out at other times, the exhaustion of the regulatory model is evident in this industry, this has been acknowledged by the regulatory authority itself. Technology and its applications are developing at an ever faster pace, exceeding all forecasts and naturally overwhelming all regulatory attempts. Digital convergence – the integration of various networks and applications – is already present in a range of services aimed at satisfying new communications needs. Consequently, there is a crucial need for a new policy that, in addition to updating the terms of reference, would make it possible to anticipate the changes driving this industry. For example, we can point to a significant substitution of local and long distance traffic in fixed networks due to the availability of new communication alternatives (mobile telephone, e-mail, chat).

We reiterate our view that the telecommunications industry in Chile should head firmly in the direction of full tariff freedom, with all companies competing on an equal footing. In such a setting, market forces would develop a sustainable long-term model without the hindrance of regulatory practices that have proven to be detached from reality.

Chile is a country whose technological development has not yet reached all social segments. A new policy for the telecommunications industry should seek to modify the present model, which is based on cross subsidies – from larger-income customers to those with limited financial resources. Instead, the aim should be to create a partnership between private industry and government in which the former, with adequate legislation, can invest in market segments which today are less profitable, thus helping to close the digital gap. This could be achieved, for instance, by means of subsidies to demand focused on providing telecommunications access to the low-income segment of the population.

At Telefónica, the concept of corporate integrity, which is beginning to influence modern business organizations, is already a reality and is bearing fruit. In 2005, we presented the first Corporate Integrity Report of the Telefónica Group in Chile, a document describing the major social, environmental and economic achievements of Telefónica CTC Chile, Movistar, Publiguías, Atento Chile and Terra. This report shows our group to be an engine of economic, technological and social development.

Among the most relevant corporate integrity activities performed this year are the programs aimed at providing connectivity and facilitating digital literacy for those who presently do not have access the benefits of the Information Society.

To exhibit social responsibility means understanding that, in the last analysis, technological advances or digitalization are instruments at the service of a more human development. The same premise underlies the Art Gallery of the Telefónica Foundation, which received more than 120,000 visitors during 2005, who could appreciate, free of charge, the work of a variety of national and international artists. Likewise, in its support programs for the disabled, the Company assisted more than 4,500 individuals through delivery of Alternative Communication Systems (SICLA), a software system allowing disabled persons, to express themselves and communicate.

In a landmark event for the Company in 2005, after six years as Chief Executive Officer, Claudio Muñoz took over as CEO of Telefónica Empresas América, a provider of global corporate telecommunications services. José Molés Valenzuela replaced him as CEO in Chile after having served in the same capacity at Telefónica Móviles in Mexico. In the past, José Molés served as the head of Telefónica Móvil de Chile and is therefore very familiar with our country and the current competitive telecommunications industry.

The 2005 financial results are yet another expression of the Company’s development during this period.

Operating revenue totaled to US$1,133 million, representing a 20% decline with respect to fiscal year 2004. This is largely due to the sale of the mobile subsidiary, whose revenues were deconsolidated as of July 2004. Excluding the mobile business in the first half of 2004, EBITDA dropped by 7% to US$554 million, while the operating margin decreased from 52.3% in 2004 to 48.9% in 2005, mainly due to extraordinary charges in the long distance business and wich explains 2.5 percentage point of said decrease.

These cash flows were used for development of the US$150 million investment plan and for the payment of dividends in an aggregate amount of US$200 million. Additionally, the Company continued to pay down its debt, reducing it by 21% with respect to the year-end 2004, and reaching US$966 million in December, 2005. This reduction was made possible through prepayments of US$160 million and amortization of US$96 million. These measures, along with refinancing, allowed us not only to reduce financial expenses for 2005 but also to improve the Company’s financial position and the profile of future maturities.

Net income for 2005 totaled US$49million. Of these US$20 million has already been distributed and, pursuant to the dividend policy in effect (distribution of 100% of net earnings), the distribution of the balance will be submitted for shareholder approval at the next General Shareholders’ Meeting. The dividends paid during 2005, which also include US$80 million by way of a final dividend against 2004 earnings and US$100 million against available retained earnings at December 2004, meant a total distribution of 7.8% of the value of a share.

Considering the Company’s solid cash flow and good financial indicators, we expect to maintain the current dividend policy in 2006, using the cash surplus for the development of large-scale projects with high potential for the Company, such as deployment of the IPTV project, which will begin to operate in 2006, and for dividend distribution in amounts exceeding net earnings.

In August of 2005 we were joined by investors and friends of the Company in New York City in celebrating 15 years since the shares of Telefónica CTC Chile started to be traded on international markets. Ours was the first Latin American Company to open its windows to the world. In commemoration, we marked the end of trading on the New York Stock Exchange (NYSE) for that day by the traditional “ringing of the bell”. For us, this meant the beginning of new challenges in the years to come.

For 125 years we have led the cha nges in Ch ilean telecommunications. Together with employees, customers and the community at large, we celebrate more than a century spent hand in hand with the country’s development, always adapting, promoting communication and making new inroads. This continues to be the objective toward which the workers, executives and directors of this Company aim their efforts, and it is their individual and collective dedication that I wish to acknowledge in closing. They are the ones who each day renew the vision of a Company that is quick to adapt and is devoted to its customers; it is their commitment and responsibility that allow us to project our leadership and growth confidently into the future.

Just four years after Alexander Graham Bell patented the telephone (1876), telephony arrived in Chile. The Edison Telephone Company commenced operations in Valparaiso in 1880 and, along with its successor companies, laid the foundation for Compañía de Telecom unicaciones de Chile S.A., known today as Telefónica CTC Chile.

The Company was organized as a corporation in accordance with private law, pursuant to a public instrument executed on November 18, 1930 before Notary Javier Echeverría and entered in the Commercial Register of Santiago in 1931. The Company’s Bylaws were approved by Resolution 599 of the Ministry of the Treasury on January 23, 1931 and recorded shortly thereafter.

In 1971, the Company was taken over by the Chilean Government and held until August 1987, when it was privatized through a public offering completed in January 1988. Having acquired a 30% stake in this offering, Bond Corporation Chile S.A. followed through with a capital contribution and further purchases, coming to hold approximately 50% of the Company’s issued and outstanding capital stock.

In April 1990, Telefónica S.A. (Spain), through its subsidiary Telefónica Internacional Chile S.A., became the majority and controlling shareholder of the Company by acquiring a 50.4% equity interest from Bond Corporation. After completing an issuance of Company shares on the international market, Telefónica S.A. reduced its equity interest in July of 1990, when the Company listed its stock on the New York Stock Exchange (NYSE). After some capital increases and the purchase of an additional 1.3% in July 2004, Telefónica S.A. holds a 44.9% equity interest in the Company as of December 31, 2005.

In July, 2004, Telefónica CTC Chile sold its mobile subsidiary, Telefónica Movil de Chile S.A., to Telefónica Móviles S.A. (TEM) for US$1,321 million.

SIGNIFICANT EVENTS IN 2005

• Chile’s General Comptroller implemented Tariff Decree No. 169 setting maximum tariffs for Telefónica CTC Chile for regulated services for the period between May 6, 2004 and May 6, 2009. The Decree was published in the Official Gazette on February 11th.

• In February, the Company repurchased local bonds in the amount of US$115 million (UF4 million). These bonds had an annual interest rate of UF+6.75% and were to mature in February of 2020. The repurchase was performed at face value pursuant to the terms of issuance.

• During the General Shareholders’ Meeting held on April 14th, 2005 and pursuant to the amendment of the dividend policy announced in September 2004, shareholders approved the payment of a final dividend of Ch$59 per share, to be charged to fiscal year 2004. This dividend, along with the interim dividends paid in 2004, resulted in the distribution 100% of 2004 earnings. In addition, shareholders approved the payment of an extraordinary dividend of Ch$51 per share to be charged to retained earnings from previous periods. This resulted in the distribution of all retained earnings at December 31st, 2004.

• On April 14th, shareholders acting at the General Shareholders’ Meeting of Telefónica CTC Chile approved the election of the Company’s Board of Directors.

• On September 1st, Mr. Claudio Muñoz Z., resigned from his position as CEO of Telefónica CTC Chile. He was replaced by Mr. José Moles V., CEO of Telefónica Móviles de México and who, from 2000 until 2003, had served as CEO of Telefónica Móviles de Chile.

• On August 26th, Telefónica CTC Chile commemorated 15 years in the New York Stock Exchange (“NYSE”) and the 125th anniversary of its foundation.

• In October, a US$150 million syndicated loan was renegotiated to mature in June 2011 at Libor+ 0.375%.

• On November 30th, an interim dividend was distributed and charged to fiscal-year 2005 earnings in the aggregate amount of Ch$10,529 million (US$19.9 million), which is equivalent to Ch$11.0 per share, pursuant to the Dividend Policy

2005 TELEFONICA CTC CHILE COMMEMORATES ITS 125TH ANNIVERSARY AND 15 YEARS OF TRADING ON THE NEW YORK STOCK EXCHANGE

04

ECONOMIC ENVIRONMENT AND TELECOMMUNICATIONS INDUSTRY

ECONOMIC ENVIRONMENT

The Chilean economy, widely recognized as one of the healthiest and most stable in the Region, rests on three solid foundations: (i) the credibility and independence of the Central Bank in terms of monetary policies and meeting inflation goals; (ii) a voluntary commitment to a structural surplus, which provides that fiscal deficits may not exceed 1% of GDP; and (iii) the soundness of the country’s financial system, which boasts even lower default rates than some industrialized countries.

During 2005, record levels in exports and balance of trade were achieved, driven by the high prices of commodities, particularly copper. The economy grew 6.3%, similar to the 2004 figure. Meanwhile, domestic demand is expected to have grown close to 10.2%, largely due to investments, which will show a 21% growth rate. Annual average unemployment declined from 8.8% in 2004 to 8.1% in 2005, while inflation (CPI) in the twelve months ending December 2005 rose to 3.7%, driven by the rising price of oil. Monetary policy is still in an expansion cycle with a nominal annual interest rate of 4.75% as of February, 2006. A current account close to 0.2% of GDP is expected for 2005. At the close of 2005, the local currency had appreciated by 8.9% in nominal terms with respect to the US dollar at year-end 2004.

The increased revenues generated by the difference between the actual and projected price of copper in the 2005 fiscal budget have been saved and used to prepay external debt, by reason of which gross fiscal debt is at 27% of GDP, while net Central Government debt is at 5.3%, both among the lowest in the world. This indicator, along with the favorable state of external accounts, lead to a low country-risk, as shown by the fact that Sovereign Bonds are at the level of 74 basis points, among the five lowest in emerging economies and the lowest in Latin America. Chile is a very open economy, considering that with a GDP of US$112.5 billion, a Foreign Debt of US$45 billion coexists with accumulated Chilean investments abroad of US$50 billion and international reserves of US$16 billion. The 2005 Balance of Trade is estimated at US$9 billion, a level similar to the 2004 figure.

CHILEAN ECONOMY (Revised Series)	2001	2002	2003	2004	2005(e)

Gross Domestic Product (billions of Ch$ of each year)	43,537	46,342	50,731	57,357	63,122
Gross Domestic Product (billons of Ch$ as of 1996)	36,850	37,655	39,060	41,427	44,032
GDP/Per Capita (nominal US$)	4,404	4,272	4,609	5,847	6,932
GDP Growth (%)	3.4%	2.2%	3.7%	6.1%	6.3%
Current Account / GDP (%)	-1.6%	-0.9%	-1.5%	1.5%	-0.7%
Domestic Savings / GDP (%)	20.6%	20.7%	20.6%	23.2%	19.5%
Investment / GDP (%)	21.7%	21.3%	21.2%	20.6%	22.0%
Net Debt / GDP (%)	7.1%	6.0%	6.3%	5.5%	5.1%
Short-Term liabilities / Reserves (%)	53.6%	54.7%	61.7%	50.6%	47.0%
Annual Average Exchange Rate (Ch$/US$)	634.9	688.9	691.4	609.5	559.8
Unemployment (%)	9.2%	9.0%	8.5%	8.8%	8.1%

Index (1)
GDP Deflactor	3 8%	4.2%	5.5%	6.6%	3.5%
Consumer Prices (Annual Average)	3.6%	2.5%	2.8%	1.1%	3.1%

(1) Growth Rates
      Source: National Institute os Stadistics, Central Bank of Chile and Telefonica CTC Chile

Domestic savings stood at 20% of GDP in 2005, with total investment at 22% of GDP. Net foreign investment in Chile continues at close to 1% of GDP, because the influx of foreign capital – especially through direct investment – has been encouraged by the country’s economic stability and risk ratings. During 2005, Moody’s Investor Service maintained its “Baa1” rating for Chile, changing its outlook, from ”stable” to “positive”. Meanwhile, Standard & Poor’s maintained its rating at “A” with a "stable” outlook

TELECOMMUNICATIONS INDUSTRY

The year 2005 witnessed significant changes in the competitive structure of the industry as well as the completion of tariff-setting processes, the consolidation of new communications technologies, and the continued economic development of the country.

In the area of competition, key developments include the completion of mergers initiated in 2004 and involving cable network operators (Metropolis Intercom and VTR) and mobile operators (Telefónica Móviles de Chile S.A. and Bellsouth Chile). In addition, 2005 was the year in which Telecom Italia departed Chile following the sale of its equity interest in Entel, América Móvil (Telmex affiliate) entered the local market by acquiring Smartcom (the mobile operator), and the fixed network operator Manquehue Net was sold to the local data transmission operator, GTD Group.

In the regulatory area, the tariff decrees for the main fixed telephony operators were published in the Official Gazette following the tariff-setting processes undertaken in 2004. In addition, licenses for local wireless telephone services (Wi-Max) were awarded in December 2005 to VTR and Telmex.

On the infrastructure and technology front, the development proces s continues for t he GSM standard in mobile communications and for ADSL (Asymmetric Digital Subscriber Line) and Cable Modem and broadband networks.

“Service convergence” is beginning to gain momentum, driven by the technological ability to offer voice telephony, broadband and audiovisual content under a single platform. This increased acceptance is reflected in the growing demand for the bundling of telephone, broadband and/or pay-TV services.

Industry development

The telecommunications industry in Chile, including the pay TV business, achieved sales of US$4.230 billion in 2005, 7.8% above the 2004. Similarly, it is estimated that investment in the industry during 2005 hovered around US$700 million, higher than in 2004. Both increases largely driven by mobile operators and by broadband development.

In terms of business segment, the fixed telephony market reached approximately 3.5 million lines at December 2005, reflecting an increase of close to 3.7% with respect to the year-end 2004. The rate of penetration of fixed lines, as of December 2005, was 21.1 lines per 100 inhabitants, slightly higher than the 20.8 rate for 2004. This growth is largely due to the overall increase in prepaid lines in the industry.

The long distance (LD) telephony market maintains its trend toward decreased traffic, observed since 1999. Thus, annual domestic LD traffic decreased by 13.1% in 2005, while international LD traffic fell by 5.6% . These results are primarily due to the growth in mobile telephony and Internet communications.

In the corporate communications and data transmission services area, an increase in competition was observed due to the increased aggressiveness exhibited by operators. To remain competitive, operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks and expanding their services into Outsourcing of Information Technology Services. As of December 2005, there are 8 operators in the country’s major cities and only three have national infrastructure coverage.

With regard to Internet access services, total Internet access (broadband and narrow band or switched) grew by 7% to 904,000 connections by year-end 2005. Broadband accesses (ADSL, cable modem and WLL) grew to 739,000 connections by year-end 2005, posting a 46% increase, while dial-up access dropped by 46% to 165,000 connections. At December 2005, ADSL broadband connections represented 55% of the country’s total broadband use.

Also during 2005, the deployment of Wi-Fi (Wireless Fidelity) continued, enabling cable-free high-speed Internet connections. At December 2005, there are an estimated 700 HotSpots installed throughout the country, making Chile the leading Latin American country in the deployment of this technology.

At year-end 2005, the mobile telephony market reached a level of approximately 11.2 million subscribers, up 19% when compared to 2004. The mobile market’s continued growth was driven primarily by the large offering of GSM services offering and the marketing of prepaid services, representing 82% of the total market. Three operators are active in this market, using mainly GSM and CDMA technologies.

VTR is the major player in the pay TV market with over 90% market share as a result of the merger of the cable companies VTR and Metropolis Intercom in 2004. Two satellite companies also operate nationwide in addition to close to 20 regional cable operators, which together represent less than 10% of the pay TV market.

Chilean Telecom Sector

Business	Operators	Market Size	Telefónica CTC Chile Market Share

Fixed Telephony (1)	7	21.1 lines per 100 inhabitants	71% of lines in service
Long Distance (2)
- Domestic	15	83 minutes per inhabitant per year (3)	46.2% of total market traffic
- International	15	12 minutes per inhabitant per year (3)	32.5% of total market traffic
Payphones (4)	7	Approx . 41,463 lines	24% of payphones
Data Transmission	8	Revenues of US$370 millons (5)	43% of revenues
Pay TV (6)	4	20.8 connections per 100 households	-
Internet Dial up	38 ISPs	165,000 Dial Up Access on
		Telefonica CTC Chile network (7)	80% of traffic (8)
Broadband	7	739,138 broadband connections (9)	43% of total connections
Security Services	3	199,074 clients	31% of customers
Mobile Telephony	3	69 lines per 100 inhabitants	- (10)

(1) There are 3 additional companies which operate only in rural telephony. In total, there are 10 fixed companies operating with 12 brands
(2) There are 39 operators authorized to offer LD services. At December 31, 2005, only 26 were in operation and 15 of them account for 99% of total LD traffic
(3) In actual minutes.
(4) Does not include community telephones of Telefónica CTC Chile
(5) Calculated in US Dollars at December 2005. Includes private networks and voice and data equipment. Share based on Sept, 2005, figures.
(6) Does not include small regional distributors of pay TV.
(7) Includes dial-up home access, which connected at least once every month.
(8) Includes all accesses from Telefónica CTC Chile networks, regardless of ISP.
(9) Includes speeds of at least 128 Kbps.
(10)Since July 2004, Telefónica CTC Chile does not participate in this business

REGULATORY FRAMEWORK

Tariff System

Pursuant to Law No. 18,168 (“General Telecommunications Act”), prices for public telecommunications services and intermediary telecommunications services are not regulated unless the Antitrust Commission specifically rules that the conditions existing on the market are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services must be subject to tariff regulation.

Maximum tariffs for telecommunications services are set every five years and the Antitrust Commission may rule that any telephony service be subject to tariff regulation, except for mobile telephone services, which are expressly exempt under the Telecommunications Act. Furthermore, maximum tariffs for interconnection services (mainly inter-company access fees for network usage), are always by law subject to regulation and are set in accordance with said Act.

Pursuant to the General Telecommunications Act, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are determined under a joint decree issued by the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction (hereinafter, the “Ministries”). The Ministries determine such maximum tariffs on the basis of a hypothetical efficient-company model that considers the essential costs of providing the service.

Regulated Tariffs for Local Telephone Services

In Resolution No. 686, dated May of 2003, the Antitrust Commission ruled that local telephone services, payphone service, fixed line connections and other services associated with local telephone service shall be subject to tariff regulation. Accordingly, it was determined that Telefónica CTC Chile would, in its capacity as “dominant operator”, be regulated as to tariff levels and structure throughout Chile, with the exception of Regions X and XI and Easter Island, where other companies are the dominant operators.

Tariff Decree No. 169 for the 2004–2009 five-year period applicable to Telefónica CTC Chile, was approved and published in the Official Gazette on February 11, 2005, taking retroactive effect as of May 6, 2004.

The decree’s retroactive effect required rebilling all customers for the difference between the tariffs charged and the new tariffs set by Decree No. 169 as provided in Exempt Resolution No. 1,348 dated October 15, 2004 of the Undersecretary of Telecommunications (Subtel). Under this re-invoicing process, which was initiated in April and May 2005, the difference was immediately refunded if it created a credit in favor of the customer and it was made payable in nine installments if it created a charge to the customer. The process finalized in January 2006.

The main difference introduced by Decree No. 169 is that it is based on seven tariff areas instead of four, which was the case under the previous Decree No. 187. In addition, the new decree divides hours into three, rather than two, segments and also provides for changes in the composition of the tariff index. Lastly, it introduces a regulated prepaid tariff.

The average variation in tariffs of Tariff Decree No. 169 vs. the existing Tariff Decree, based on 2003 traffic, is as follows:

Average Tariff Variation
Decree No. 169 vs. Decree No. 187

Fixed charge	+7.7%
Local measured service	-18.3%
Local tranche to mobile and rural operators	+48.2%
Local tranche to Internet	+28.3%
Access charges	+49.1%

Tariff Flexibility

Under Resolution No. 686, later clarified by the Antitrust Commission through Resolution No. 709, Telefónica CTC Chile’s request for telephone tariff flexibility for local telephony was unanimously approved. Such Resolution makes it possible for the Company to offer alternative tariff plans different from those regulated by the Tariff Decree, within a regulatory framework described in Decree No. 742, published in the Official Gazette on February 26, 2004. This Decree defines the conditions under which alternative plans and joint offerings may be presented by dominant operators for local public telephone service. Its most significant points are:

– No authorization is required prior to launching the plan, with the sole exception of filing the contract with the Subtel prior to launching the respective plan or offer, so that this agency may exercise its oversight responsibilities.

– No maximum price levels or predetermined price structures are established, allowing plans that include joint offers with other services, regardless of whether they are telecommunications services.

– The alternative plans or joint offers must be made available to all users in the same category within a single tariff area, there may be no access restrictions, and the user must be entitled freely to return to the plan regulated by the Tariff Decree.

– The alternative plans must be maintained in effect for at least one year.

Pursuant to the Tariff Flexibility Rules, Subtel (via Resolution No. 1,571 dated November 30, 2005) fixed the 2006 average monthly use for Heavy Use plans at 9,500 minutes, compared to a 2005 level of 12,000 minutes.

Lawsuit against the Government

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the May 1999 tariff setting process under Decree No. 187, in March 2002, Telefónica CTC Chile filed a lawsuit against the Government for damages in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

A variety of expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile. The next phase in the process is the lower court’s decision, which had not been issued as of December 31, 2005.

RedVoiss Lawsuit

On January 20, 2005, Telefónica CTC Chile rejected every aspect of the complaint filed by the IP telephony company RedVoiss before the National Attorney for Economic Matters, alleging attempts to hinder free competition and the development and growth of broadband, particularly broadband IP telephony, by contractually prohibiting the provision of telephone services through the Internet broadband service provided by Telefónica CTC Chile.

Subsequently, RedVoiss filed a complaint before the Antitrust Commission based on the same allegations, and Telefónica CTC Chile answered, again along the same lines, on March 14, 2005. In addition, the Company filed a counterclaim action against RedVoiss for hindering free competition by providing telephone service without the license required by law.

On August 16th, 2005, Telefónica CTC Chile was notified of a complaint entered by the National Attorney for Economic Matters against the Company based on the same actions alleged by RedVoiss. In such complaint, the Attorney primarily asked the Antitrust Commission to find that Telefónca CTC Chile infringed on free competition by creating artificial barriers to entry for new competitors. In addition, the Attorney asked the Court to void the clause prohibiting voice over IP and further requested a yearly fine of 350 UTM (Chilean inflation–adjusted monetary unit, equivalent to Ch$31,571 at December 31, 2005) or any other amount deemed appropriate by the Commission. Lastly, the President of Chile was asked to examine the possibility of amending the current regulatory framework as needed. On September 2, Telefónica CTC Chile formally rejected all charges contained in the complaint filed by the National Attorney for Economic Matters.

On October 4, 2005, the Antitrust Commission accepted the Company’s request to advance to the evidence stage of the proceedings, and the Commission subsequently commenced the process of receiving and examining evidence. On December 27, 2005, the parties involved presented technical and economic reports. During January, 2006, the Antitrust Commission received witness statements.

Key Proposed Changes to the Regulatory Framework

- Public Inquiries on Regulations for Network Unbundling and IP Telephony Services

In July and August 2004, Subtel initiated a process of public inquiries addressed to the main participants in the telecommunications industry in connection with their proposals regarding Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal (which was presented at a new public inquiry in December 2004) defines the service and its operating conditions and includes new services which depart from those provided under Tariff Decree No. 169. Additionally, it creates new obligations for companies subject to network unbundling (obligation to invest, new client rights, differences in requirements based on technology type, among others).

Furthermore, the new proposal creates a resale obligation for mobile operators and regulates resale conditions for wholesalers of alternative plans, which Telefónica CTC Chile offers.

As a participant in the aforementioned public inquiries, the Company studied the proposal and submitted its opinion and legal objections. These include the fact that most of the provisions contained in the proposal are a matter of law and not of resolution, while other aspects of the proposal impair rights which are guaranteed by the Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony. This discriminates against traditional local operators, which are subject to different conditions for the same service. The Company, along with other operators, presented its comments on, and legal objections to, the proposal, calling it, among other things, discriminatory and likely to inhibit investment in new infrastructure and broadband.

As of January 31, 2006, Subtel has not ruled on the comments and legal objections made by the Company and the other companies, nor has it issued final regulations.

-Bidding process for wireless local telephone service in the 3,400–3,600 MHz frequency bands.

Licenses for the 3,400-3,600 MHz frequencies make it possible to provide Local Wireless Telephony Service and, in the future, services based on Wi-Max technology (wireless Internet access throughout extensive geographic areas).

On December 13th, 2005, Subtel awarded the national license to Telmex Servicios Empresariales S.A. and ten regional licenses to VTR (regions I to IX and in the Metropolitan Area) likewise, the licenses for regions XI y XII were awarded to Telefónica CTC Chile. These companies have one year from the date of publication of the respective decree in the Official Gazette to begin their projects.

In accordance with the procedures established by the Telecommunication Law, Telefónica CTC Chile formally rejected the licenses awarded to Telmex and VTR. Additionally, the Company filed a claim to annul VTR’s preferential rights.

- New Universal Telephone Bill Format
The new Universal Telephone Bill format, the minimum content of which was provided in Decree No. 510 of the Ministry of Transportation and Telecommunications, came into effect in 2005. One of its most significant new features is a graph showing the customer’s monthly usage in the last six months. In addition, it provides a table showing the configuration of telephone line blocks.

- Change in the Numbering Plan
By means of Exempt Resolution No. 1,120 dated September 28, 2005, Subtel added one more digit to the local numbering in Chile, establishing a period of 10 months to implement this change in the primary zones of Valparaiso and Concepción, and deferring it for the rest of the country.

- Implementation of 105 Number Service for Complaints
On June 5, 2005, Telefónica CTC Chile officially started operating the 105 number service for processing complaints as provided under Decree No. 590, published in December 2004, replacing the 107 number used by the Company. This service is provided nationwide and is free of charge.

- Limited Television Service Permit

Through Exempt Resolution No. 1,605 of December 23, 2005, Subtel issued a limited Satellite Television service permit to the Company’s subsidiary Tecnonautica S.A. This permit complements the existing authorization to provide Limited television service over XSDL broadband.

MISSION

Telefónica CTC Chile’s mission is to lead in the development and innovation of the Information Society in Chile, by creating solid bonds of trust and mutual benefit with it's customers, employees, and shareholders, as well as with Chilean society at large. Telefónica CTC Chile is committed to extending the benefits of the Information Society to the entire nation, thus affirming its dedication to and responsibility for Chile’s development. Thus, in 2005, the Company invested close to US$60 million to further advance this effort, towards the introduction and widespread availability of technologies such as broadband, Wi- Fi and IP infrastructure, among others. These technologies make it possible for Chile to be part of the Information Society, an objective that the Company has pursued by investing more than US$250 million since 1999 together with over US$1,040 million in the development of infrastructure and services.

The Company recognizes customer satisfaction as the foundation for growth and for creating value for all interested parties. To this end, it harnesses its corporate values and technological innovations in communications solutions with a view to enhancing the lives of its customers and contributing to the well-being of Chilean society

CORPORATE AND BUSINESS STRATEGY

Telefónica CTC Chile’s corporate and business strategy is focused on being the most competitive company, and leader of the telecommunications market in Chile through:

– Leading the market in fixed telephony, broadband and corporate communications solutions. To do so, Telefónica CTC Chile delivers a service differentiated by customer type, allowing it to better quantify service needs and expectations. In this sense, the Company is in a process of strengthening its business areas in terms of innovation, marketing, sales and customer service by focusing on product quality, optimized response time and fulfillment of commitments.

– Obtaining operational profitability in line with market demands and focused on a permanent innovation process and higher productivity.

– Targeting investments to primary business areas, with a strict focus on the most promising areas, and consolidating financial structure achievements in terms of debt ratios and interest coverage.

The strategic focuses by business area are as follows:

Residential Communications:

- Developing a broad offering of broadband access with ADSL technology, enhancing customers consumption and loyalty. TV services (IPTV) will be developed over this infrastructure, introducing the concept of interactive entertainment in Chile.

- Offering alternatives to the regulated plan for various customer segments through an offer of packaging services, to offset the slower growth of fixed lines in service and traffic, and enhance the profitability of existing infrastructure.

Small Business Communications:

– Providing flexible solutions and integrated services satisfying the specific communications needs of small and medium-sized businesses, while differentiating ourselves through quality and service.

– Promoting mass use of broadband services and advanced communications solutions that increase productivity and enable access to international markets.

Corporate Communications:

– Reinforcing longstanding relationships with companies and large corporations, offering integrated telecommunications solutions and solutions using integrated technologies, with a special focus on supporting our customers’ efforts to become more efficient and effective through the use of telecommunications, from infrastructure to engineering and consulting.

– Offering technological differentiation through continuous improvement of the IP network and TICs (Telefónica Data Internet Centers).

Customer Commitment Program:

Telefónica CTC Chile continued the “Compromiso Cliente” (Customer Commitment) program, an initiative coordinated among all Telefónica Group operators that is part of the Company’s business focus. The goal of this plan, involving all Company employees and executives, is to make Telefónica CTC Chile a customer-focused company with a view to continuing on a path of sustainable, profitable growth.

The primary goals of the “Compromiso Cliente” program are:

  To increase customer satisfaction,
  To increase consumer base, and
  To grow revenues through sales.

The program is based on three main principles: (i) a thorough understanding of the customer, (ii) reliable service execution, and (iii) consistency in business management. All this supported by solid training and talent development initiatives and a high internal commitment to the program.

TELECOMMUNICATIONS PRODUCTS AND SERVICES

FIXED AND BROADBAND TELECOMMUNICATIONS BUSINESS

Fixed Telecommunications:

Basic Telephone Service:

The Company provides Basic Telephone services to its customers over the public telephone network within the tariff areas defined in their respective license decrees. These services include the telephone line (fixed monthly charge); local traffic (local measured service and local tranche); and connection to the public network, among others.

In 2005, Telefónica CTC Chile connected 358,088 fixed lines (including prepaid) closing out the year with a total of 2,440,827 lines in service, up 0.6% from 2004.

Flexible Tariff Plans:

Starting in 2004, the Company began to market flexible tariff plans (see Regulatory Framework) as an alternative to the regulated plan, such as: (i) Plans of minutes, consisting of telephone service with a certain number of minutes for a monthly charge, (ii) Economic Line, consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed by means of prepaid cards (iii) Super Economic Line, which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) Bundled services, such as broadband plus plans of minutes.

At December 31st, 2005, 607,525 lines have been signed up for flexible tariff plans in agreement with Decree No. 742, representing 24.9% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market. Revenues from the new flexible plans represent 7.9% of consolidated revenues.

Prepaid services have provided strong support to the development and growth of fixed lines and have helped drive the development of alternatives to the traditional regulated plans (tariff flexibility). They have also allowed the prepaid model to be introduced into new business areas such as wireless broadband (Wi-Fi technologies) and switched Internet.

The prepaid card known as “Tarjeta Línea Propia” (TLP) allows users to make calls from any fixed telephone, public telephone and enabled mobile company phones. This product allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses.

At December 31, 2005, 16 million TLP were activated in the amount of Ch$1,000 each, representing an increase of 33.1% over 2004. The total number of prepaid lines reached 533,995 in 2005.

Public Telephones:

The Company, through its subsidiary CTC-Equipos, manages public telephones owned by the Company and installed in public as well as inside commercial locations, buildings, communities and call centers. In addition, the Company provides post-sales services to third parties for maintenance and business support of public telephones purchased from the Company.

At December 31st, 2005, the Company posted an 18.4% decrease in the number of public telephones, with a total of 10,057 smart public telephones (which can process calls with coins or prepaid cards) and with 13,164 licensee telephones and community lines located inside buildings and communities (these only allow calls to 800 numbers, prepaid card calls or use of the automatic collect call service).

Alarm Monitoring and Security Services:

Telefónica CTC Chile, through its subsidiary Telemergencia, also offers home security and home assistance services through alarm monitoring systems connected over the telephone line to a security platform, and is the second largest alarm monitoring firm with nationwide coverage. It provides these services through various plans for households and for small and midsized companies, complementing them with additional services such as insurance and home assistance. It also offers advanced digital security services, such as digital video surveillance (Viginet) over broadband. In 2005, this business segment totalled 61,030 customers, which amounts to a 2% increase over 2004.

Other Fixed-Telecommunications Services:

Telefónica CTC Chile sells value-added services to its customers, such as caller ID, voice mail, call waiting, call forwarding, call waiting ID, outbound traffic control to mobile phones, and information and entertainment services (600 and 700 numbers). In addition, Telefónica CTC Chile sells advanced telecommunications equipment to residential, businesses and corporate customers.

Telefónica CTC Chile also provides its residential customers with access to the Internet over analog lines. The Telefónica Internet Empresas (TIE) subsidiary provides switched Internet browsing services to small and midsized companies and corporate customers through dedicated links and via ADSL.

Pursuant to an agreement with Impresoras y Comercial Publiguías S.A. (“Publiguías”) executed in August 2001 in effect until June, 2006, Telefónica CTC Chile receives a percentage of the revenues generated by Yellow Pages and White Pages advertising sales. In addition, Publiguías prints and distributes the telephone directories of the customer database provided by Telefónica CTC Chile.

Broadband Service:

Telefónica CTC Chile offers ADSL broadband services to residential, business and corporate customers as well as wholesale to Internet Service Providers (ISPs) for resale.

During 2005, one of the Company’s principal objectives was to expand broadband, thus laying the foundation for the development of new services using the existing fixed-telephone infrastructure.

This initiative led to numerous business activities, such as the joint sale of plans of minutes and broadband. The Company entered into business alliances for the joint sale of services with satellite TV, PC and mobile telephony providers. Additionally, new broadband plans were launched, such as “Speedy Night & Weekend”, which is an alternative that provides broadband on night and weekend hours. In the second half of the year, the Company launched the “Kit Speedy Recargado” plan, consisting of self-installed equipment sold in supermarkets and retail stores and allows for controlled use based on prepaid cards.

The Company also launched the “Full Voz” plan which includes unlimited voice traffic together with broadband. At the same time, a high speed (4Mhz) plan was launched for small and midsized companies and heavy-use residential customers.

The Company also launched value-added services, including online antivirus and firewall, parental controls for Internet, and PC technical support, both remote and in-home.

Additionally, the year 2005 witnessed significant growth in the marketing of wireless connections for the home (Speedy Wi-Fi) and the enabling of public HotSpots around the country (Zona Speedy Wi-Fi). At December 31, 2005, more than 500 HotSpots were at the disposal of the Company's clients at airports, universities, restaurants, malls and gas stations, among other places.

At December 31, 2005, ADSL connections totaled 314,177. This figure constitutes an increase of 56.5% with respect to 2004 and accounts for 42.5% of connections for the national broadband market (connections at speeds of 128 kbps or higher).

Long Distance

Telefónica CTC Chile offers long distance services through its subsidiaries Telefónica Mundo S.A. and Globus 120 S.A., which meet their customers’ various needs through a broad offering of public and private voice, data and video services, both domestically and internationally.

In 2005, both subsidiaries’ market shares represented approximately 46.2% of domestic long distance (DLD) voice traffic and 32.5% of outgoing international long distance (ILD) voice traffic.

During 2005, the Company recorded a decline of 9% in DLD traffic due to the growing use of mobile telephones, e-mail and Internet, and the increase in lines blocked for long distance calls. On the other hand, in terms of ILD business, traffic decreased at 2% primarily due to the increased competition in prices for ILD destinations.

Given the market context of decreasing traffics and the high competition in this business, the Company, in addition to offering the traditional long distance services under the multi-carrier system, has developed numerous plans that have generated traffic, customer loyalty, and use of the Company’s network and infrastructure. These plans consist primarily in offering customers domestic and international long distance calls for a fixed monthly fee, with preferred tariffs or discounts for frequently called routes, during established hours or all day, depending on the plan. Noteworthy for 2005 is the launching of “Long Distance Plans Plus Assistance Service”, which is aimed at residential customers and allows them to select an additional assistance service when signing up for the plan. The assistance services offered include Residential Assistance, Vehicle Assistance and Senior Assistance. At December 31, 2005, the Company’s portfolio of long distance plans included a total of 267,081 customers.

In addition, to improve the return on domestic and international long-distance network capacity, the Company is serving other telecommunications operators’ voice transport and capacity needs, including intermediary service companies with and without their own networks, mobile companies and Internet service providers (ISPs).

Corporate Communications

The Corporate Communications business area serves the communications needs of global and corporate customers and large companies nationwide through the Telefónica Empresas subsidiary. This important customer segment, which spans various industries, such as banking, retail, mining, services, among others, is characterized by high income concentration and diversity of needs. Telefónica Empresas has responded with a specialized structure aimed at catering to a variety of customer types and business activities.

In line with the aforementioned, the changes in the traditional service offering, the convergence of technologies and disintermediation have prompted the Company to advance along the value chain, offering IT (Information Technology) solutions online and making use of comparative advantages.

The primary services delivered by Telefónica Empresas include data transmission circuits and value-added services through advanced-data links such as Frame Relay, ATM and IP network, among others. This subsidiary also provides basic and advanced telephony solutions and sells voice equipment such as PABX, videoconferencing and point-to-point data circuits to corporate customers. Telefónica Empresas also provides advanced telecommunications solutions through consulting, professional services and outsourcing.

The above is complemented by the availability of international services designed according to each customer’s needs. These services make good use of the network and international presence of Telefonica Group, which adds value for global customers.

Similarly, the tariff flexibility framework governing local telephone services has made it possible to offer customized solutions based on variables such as traffic use, number of lines and geographic location of each corporate customer.

During 2005, significant projects were completed with clients from the public sector (Health Ministry, Ministry of the Interior and INP), as well as the private sector (Presto, Redbanc, SalcoBrand S.A., BCI, among others) With the aim of adding further value to its customers’ businesses, Telefónica Empresas provides consulting and professional services to clients seeking to optimize their business processes through technological integration as well as services and applications over the Internet and IP network, including applications permitting customer mobility. Telefonica Empresas also manages a Data Center for hosting customer outsourced services such as electronic billing. This Data Center was certified in 2005 under the BS 7799-2:2002 standard, which means that it has an information management system for help desk operations, reports, infrastructure, engineering and launching processes, in accordance with the security standard in effect. This certification ensures control both over the level of security required for the information included in the processes and constantly incorporating improvements to the administration processes.

Another landmark event in 2005 was the “Telefonía IP Cisco” certification awarded to Telefónica Empresas, which made this company the first service provider in the Region recognized for its IP Communications specialty.

Other Businesses

t-gestiona

Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica CTC Chile, provides support services to all Company subsidiaries and other Telefónica group companies, delivering logistics, e-learning, accounting, fund management, collections, human resources, real estate management and general services while maintaining its management focus on the efficient use of resources and the continued improvement of its processes. In 2005, t-gestiona advanced a strategy aimed at positioning itself as a provider of shared services to third parties. To this end, it created an alliance with Telefónica Empresas for the latter to market t-gestiona services.

Fundación Telefónica

Fundación Telefónica, a nonprofit organization created to develop and channel community and cultural activities of the Telefónica Group companies in Chile, continues to support digital literacy in our country by providing Internet training to teachers, community leaders and the disabled.

In addition, the Sala de Arte Fundación Telefónica (Art Gallery), now in its ninth year of existence, presented – among others- a retrospective exhibit of renowned Chilean sculptor Sergio Castillo, “La escultura a mi manera”, which was viewed by nearly 50,000 visitors, as well as “Mapas Abiertos”, a collective exhibition of Latin American photography, which received nearly 40,000 visits.

In addition, Fundación Telefónica continues its program of traveling exhibits as a form of cultural outreach. “Cuerpos Pintados”, an art exhibit by Roberto Edwards, was presented during the year in the cities of Arica, Iquique, La Serena, Copiapó, Rancagua, Curicó, Talca, Valparaíso and Concepción.

Fundación Telefónica continues making efforts to contribute to improving the quality and equality of Chilean educational opportunities through the Internet Educativa (Educational Internet) project, which provides educational institutions nationwide with free Internet connections. Likewise, it provides content aimed at supporting literacy and mathematics at the Elementary Education level through its educational portal educared.cl.

ANALYSIS OF CONSOLIDATED RESULTS

At December 31, 2005, Telefónica CTC Chile posted consolidated net income of Ch$25,183 million, compared to Ch$322,847 million for the previous fiscal year. The latter figure, however, includes a net gain of approximately Ch$314,468 million from the sale of the Telefónica Móvil de Chile S.A. subsidiary in July 2004.

Operating revenues for 2005 amounted to Ch$580,710 million, representing a 20.3% decline with respect to the previous year, primarily due to the deconsolidation of the mobile business as of July 2004. Excluding this effect in the first half of 2004, revenues fell by 2.8% . This drop is due to a 9.1% decline in long-distance revenues, which totaled Ch$57,972 million and account for 10.0% of consolidated revenues, and to an 8.9% decline in corporate communications revenues, which totaled Ch$78,214 million and account for 13.5% of consolidated revenues. The prior was partly offset by a 0.9% increase in fixed telecommunication revenues, which amounted to Ch$441,476 million and account for 76.0% of total revenues. This increase was driven by strong growth in revenues from flexible plans, broadband and interconnection revenues.

Operating costs and expenses for 2005 equaled Ch$493,614 million, or 21.1% lower than for 2004. However, if one excludes the mobile business in 2004, consolidated operating costs rose by 1% compared to the prior year.

Thus, 2005 operating income amounted to Ch$87,096 million, which represents a 15.2% drop with respect to the prior year. Operating margin amounted to 15.0%, as compared to 14.1% for 2004. Furthermore, EBITDA (operating income plus depreciation) for 2005 was Ch$283,751 million, which yields an EBITDA margin of 48.9% .

The Company’s non-operating results for 2005 amounted to a charge of Ch$28,491 million, as compared to a Ch$285,078 million gain in 2004, including profits from the sale of the Telefónica Móvil de Chile S.A. subsidiary in July 2004. It should be noted that financial expenses were reduced by 47.3% in 2005, primarily due to lower financial debt and the renegotiation of loan rates. At year-end, financial debt shows a 21.1% decline with respect to 2004, closing out the year at US$ 966 million.

INVESTMENT AND FINANCING

Investment

In 2005, Telefónica CTC Chile’s investments totaled US$149 million. Most of this amount was used to consolidate the annual growth of broadband and to expand domestic transport capacity in order to increase access speed for customers.

The Company introduced the packaging of voice and broadband services through plans of minutes and variable broadband. Furthermore, the Company developed and put into service the first combined fiber optic and microwave network to link the city of Punta Arenas, allowing broadband access in the extreme south of the country at the same level of quality as in the rest of the country.

The investment plan for the year also included an initiative aimed at upgrading the Company’s operational support systems by installing the most advanced tools to support the business, technical and administrative areas of the Company.

In the Corporate Communications area, investments allowed the strengthening of the data network in order to better serve large customers and provide the highest standards of security, support and availability in the industry.

With regard to the Company’s traditional business, investments were focused on maximizing installed capacity, marketing telephone lines, network maintenance, and updating infrastructure technology.

A breakdown of investments by business area is shown in the table below:

Business Area	Millions of US$
Primary Projects

Basic Telephone Service	27
Installed capacity utilization, sale of telephone lines and service maintenance

Equipment	5
Terminal and public telephone equipment

Broadband Services	44
ADSL access and services

Long Distance	1
Increase in fiber optic capacity, incorporation of IP technology into the current network

Corporate Communications	32
Private voice and data services

Systems	32
Billing management system and information services

Other	8
Other businesses, administrative investments

Total	149.0

Financing

In 2005, Telefónica CTC Chile continued its strategy of strengthening its financial structure and reducing financial expenses. At December 31, 2005 the Company had total financial debt of US$966 million, a reduction of 21% with respect to 2004. This was achieved primarily through cash flow generation, which enabled the Company to reduce its debt by US$256 million through prepayments and the repurchase of bonds on the local market. In addition, the Company renegotiated loans, lowering interest rates, extending maturities and achieving greater flexibility in loan terms and conditions.

The sources of financing were primarily operating funds, refinancing of bank loans and the issuance of commercial paper. These sources enabled the Company to make investments of US$149 million, debt amortization of US$96 million and prepayments of US$160 million. Additionally, US$201 million were paid in dividends.

The breakdown of financing activities for 2005 is as follows:

Amortizations:

  US$34 million in local Bank Loans (March and July).
  US$2 million of Series F local Bond (April and October).
  US$60 million in Commercial Paper (March and April).

Debt Prepayment:

  US$135 million (UF 4 million) for the repurchase of Series K Local Bonds (February).
  US$25 million for the prepayment of External Bilateral Loan (July).

New Debt Issuance Net:

  US$113 million (Ch$58 billion) in three issues of commercial paper.

Renegotiation of Bank Loans:

  The maturity of an external bilateral loan of US$25 million was renegotiated and extended to one year (January).
  The maturity of a local bank loan for US$123 million (UF3.5  million) was renegotiated to 5 years, decreasing also the  spread over the Chilean Active Bank Rate (TAB) (1 year) to  0.45% (April).
  The term of a syndicated loan for US$150 million was extended  to 3.75 years and interest rate was renegotiated, reducing the  spread over LIBOR (3 months) down to 0.35% (May).
  The interest rate and term of a syndicated loan in the amount  of US$150 million were renegotiated, reducing the spread over  LIBOR (3 months) down to 0.375% and the term to 5.75 years  (December).

Thus, the Company continued to improve its financial indicators, and at December 31, 2005 had a debt ratio of 0.84, compared to 0.92 at year-end 2004. The Company also achieved a financial expense coverage ratio of 13.2 at year-end 2005, compared to 17.6 at year-end 2004. This ratio was positively affected at year-end 2004 due to the one-time profit from the sale of the Telefónica Móvil subsidiary in July of that year.

Foreign Exchange and Interest Rate Risk Management

The Company has obtained financing in US dollars and, in certain cases, with floating interest rates. As a result, Telefónica CTC Chile is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. For this reason, Telefónica CTC Chile periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of coverage required for each period.

In 2005, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations along with financial expenses for the following 12 month period. This coverage was supplemented by an interest-rate fluctuation coverage of 79% of the debt. It is important to note that the Company uses derivative financial instruments available on the domestic and international markets.

At December 31, 2005, Telefónica CTC Chile had US$706 million in foreign exchange hedged dollar-denominated liabilities and US$420 million in cross-currency swaps, protecting obligations subject to floating interest rates (LIBOR). It is important to note that US$156 million of the 8.375% Yankee Bond matured on January 1, 2006, further reducing the Company’s expositure to US$ dollar fluctuations.

PROPERTY, SUPPLIERS, LOGISTICS AND INSURANCE

Property

Property, plant and equipment owned by Telefónica CTC Chile and used for the conduct of business, such as buildings, which are duly registered with the Real Estate Registry, switching centers, external networks, customer terminal equipment, furniture and office equipment and other work-related items, are distributed throughout national territory.

The Company also operates public and private switching exchange networks, wired circuits, local and long distance fiber optic, radio and microwave circuits.

Suppliers

In 2005, Telefónica CTC Chile had approximately 1,800 active domestic and foreign registered suppliers, including Alcatel, Huawei Technologies, Siemens and Cisco Systems for acquisition of network infrastructure; and Hispamar Satélites, Sice Dyctel and Aliste y Cia. Ltda., Teamwork Ltda. for services and construction; Madeco, Anixter Chile S.A., Telconsur and Alcatel for market products; Accenture Chile Ltda., IBM, SAP and DMR Consulting Group for information systems; Atento Chile Call Center and Action Line for telemarketing services, and Universal McCann, Zegers DDB, Prolam YR and television channels for advertising and marketing.

The Company uses the Adquira software –a Telefónica Group iniciative- to manage the bidding process and negociation with suppliers. Aproximately, 700 companies have been added to this software.

In 2005, the Company implemented an auction system whereby suppliers bid online through the Adquira Platform and the supplier submitting the best bid is awarded the contract.

The relation between Telefónica CTC Chile and its suppliers is governed by an internal policy that provides that any action or contract involving a conflict of interests must be reported to the Company’s Directors’ Committee for purposes of maintaining transparency in procurement and project performance.

Logistics

Telefónica CTC Chile has a Logistics Center with a storage capacity of up to 6,000 square meters. In 2005, occupancy of installed capacity was higher than 80% for the various types of storage. With respect to services, the level of collections in the distribution of products to clients increased. There was also a continued decrease in nationwide logistics assets, both in inventory and warehouses.

Trademarks

In marketing its products domestically, the Company and its subsidiaries use various trademarks, which are duly registered with the Industrial Property Department of the Ministry of Economy

Insurance

According to Telefónica CTC Chile’s Risk Management Policy, the Company decides whether to transfer risks to insurance companies on a case-by-case basis. If it elects to do so, standard coverage available on the market is applied, or coverage is adapted to the specific risk in particularly complex cases.

The Company and its subsidiaries assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes, among others, the risk of fire, earthquake, natural disasters, theft, shipment, political risk, employee infidelity, and domestic transport. The insured amount totals approximately US$2.4 billion.

For work performed by independent contractors and outsourced collection centers, overall insurance quotes are requested and coverage is adjusted to the activities performed by the contractors.

The Company also has liability insurance for damage/injury to third parties, as well as other insurance covering executives, staff, vehicles and imports of equipment and materials.

RISK FACTORS

Chilean Economy

Since Company operations are located in Chile, they are sensitive to, and depend on, the country’s level of economic activity. During periods of slow economic growth, high levels of unemployment and contraction of domestic demand, local and long distance telephone traffic has been affected, and payment delinquency levels have also increased.

Events occurring in other emerging markets, particularly in Latin America, may also adversely affect Telefónica CTC Chile’s listed stock, the availability of financing and the value of the domestic currency.

Regulation of the Telecommunications Industry

Certain telecommunications services are subject to tariff regulation, which may significantly affect the Company’s revenues (approximately 47% of the Company’s revenues in 2005 were subject to regulation) and its ability to compete in the marketplace. The tariff-setting process was put into motion in 2004 for Telefónica CTC Chile’s fixed telephony services for the period from May 2004 to May 2009, as published in the Official Gazette in February 2005.

On the other hand, there is the risk that new regulations or changes in the regulatory framework may adversely affect business activities. The Company has participated in the public inquiry process concerning Subtel’s proposals for regulating network unbundling and IP telephony over broadband, which were submitted in 2004 and 2005. In both cases, the Company, together with other industry operators, has presented its opinion and legal objections to these proposals. (See “Regulatory Framework”)

Competition

The Company estimates that a high degree of competition will continue to exist in all business areas. In order to face such competition, the Company must adapt its business and product strategies by striving to satisfy the demands of current and future customers.

Technological Changes

The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. It is impossible to accurately predict the effect of these technological changes on the market or on Telefónica CTC Chile, the Company’s need to make significant investments in the development or implementation of new competitive technologies, or whether these technologies or services will replace or supplement the products and services currently offered by the Company. Telefónica CTC Chile is constantly evaluating the incorporation of new technologies into its business and weighing their potential costs, benefits and contribution.

Financial Risk

The Company maintains a significant portion of its debt in foreign currency and at variable interest rates. Therefore, the volatility and fluctuation of the peso with respect to other currencies, as well as changes in domestic and international interest rates, may affect the Company’s earnings. Management continuously evaluates its foreign exchange and interest rate risk management policy. To minimize the exposure during 2005 the Company hedged its exposure to foreign currency and variable rates. (See “Foreign Exchange and Interes Risk Management”)

Failure of the Telecommunications System

The Company performs maintenance of its internal systems and networks in operation in order to provide continuous and reliable service to its customers. However a failure of the Company’s telecommunications system could cause prolonged service interruption and possibly the loss of customers. Some risks that could affect the Company’s networks, systems or infrastructure are: (i) natural disasters such as earthquakes, tsunamis, floods and fires, among others; (ii) interruption of power supply or scarcity of energy sources; (iii) software or internal computer system defects; (iv) physical damage to the network or infrastructure; and (v) prolonged service interruptions due to the replacement of obsolete equipment, among others. The Company cannot guarantee that the precaution and measures taken will work satisfactorily in case of an emergency.

COMPOSITION OF CAPITAL STOCK

At December 31, 2005, the Company’s capital stock was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

SHAREHOLDERS’ MEETINGS

The General Shareholders’ Meeting of Telefónica CTC Chile was held on April 14, 2005, and all items submitted to a vote were approved. Some of the relevant items approved at the General Shareholders’ Meeting included: the election of the entire Board of Directors, the appointment of new independent auditors, the payment of a dividend of Ch$58.84591 per share charged against 2004 profits and another dividend of Ch$50.99095 per share charged to retained earnings at December 31, 2004. The Annual Report, Balance Sheet and Financial Statements for fiscal-year 2004 were also approved.

The controlling shareholder of Telefónica CTC Chile is the Chilean corporation Telefónica Internacional Chile S.A., which holds a 44.89% interest. The shareholders of Telefónica Internacional Chile S.A. are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), both controlled by Telefónica S.A. This Spanish telecommunications company is a publicly-traded corporation whose shares are traded on the Madrid, London, Paris, Frankfurt, Tokio, New York, Lima, Sao Paulo and Buenos Aires stock exchanges. Its ownership is quite diluted, with shareholders rarely owning more than 5% of the capital stock. Therefore, it is not possible to obtain a breakdown of the individuals and legal entities that hold stock in Telefónica S.A.

Stock Transactions by Directors, Executives and Related Parties

Name	Transaction	Share	Number of Shares		Share	Total
	Date	Series	Buy	Sell	Price (Ch$)	Amount (Ch$)

Marco Colodro Hadjes (2)	Jan-31-05	B	2		1,460	2,920
Mario Latrille Lanas (3)	Feb-04-05	A		1,000	1,605	1,605,000
Diego Barros Aspillaga (4)	May-17-05	A		2,100	1,580	3,318,000

(1,)All transactions were made for financial investment purposes.
(2,) Telefónica CTC Chile Director.
(3,) Husband of a Telefónica CTC Chile Executive.
(4,) At the date of the transaction, he was a Director of the subsidiary Telemergencia.

PRINCIPAL SHAREHOLDERS

	Millions of Shares		Millions of Shares
	(12/31/05)%		(12/31/04)%

Telefónica Internacional Chile S.A.	429,7	44.9%	429,7	44.9%
Citibank N.A. (1)	110,2	11.5%	111,4	11.6%
Chilean Pension Funds (AFPs)	242,2	25.3%	243,3	25.4%
Life Insurance Companies	13,2	1.4%	11,3	1.2%
Foreign Investment Funds	6,5	0.7%	11	1.1%
Employees	0,5	0.1%	0,5	0.1%
Other Shareholders	155,0	16.2%	150,0	15.7%

Total Shares	957,2	100.0%	957,2	100.0%

TWELVE LARGEST SHAREHOLDERS	Number of	Number of	Total	% Equity
At 12.31.2005	Series A Shares	Series B Shares		Interest

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.9%
Citibank NA	110,153,551	-	110,153,551	11.5%
AFP Habitat S.A.	61,152,400	5,813,466	66,965,866	7.0%
AFP Provida S.A.	58,788,271	5,819,981	64,608,252	6.8%
AFP Cuprum S.A.	40,543,657	3,733,769	44,277,426	4.6%
AFP Santa Maria S.A.	26,325,979	2,238,363	28,564,342	3.0%
AFP Bansander S.A.	26,336,878	2,069,887	28,406,765	3.0%
Banchile Corredores de Bolsa S.A.	14,564,824	415,913	14,980,737	1.6%
AFP Planvital S.A.	8,750,161	627,281	9,377,442	1.0%
Citibank Chile Cta. de Terceros Cap. XIV Res	8,296,761	357,132	8,653,893	0.9%
Celfin Capital S.A. Corredores de Bolsa	6,799,048	337,260	7,136,308	0.7%
Larrain Vial S.A. Corredora de Bolsa	5,677,343	962,636	6,639,979	0.7%

Subtotal	755,382,397	64,115,175	819,497,572	85.6%

Other Shareholders	118,613,050	19,046,463	137,659,513	14.4%

Total	873,995,447	83,161,638	957,157,085	100.0%

(1) Depositary Bank acting on behalf of ADR holders

Quarterly Traded Volumes and Average Prices

CTC-A			Average
SANTIAGO STOCK EXCHANGE	No. of shares	Ch$ millions	Share Price (Ch$)

1Q03	42,108,889	73,322	1,736
2Q03	54,433,339	110,460	2,023
3Q03	49,443,608	109,183	2,217
4Q03	72,026,405	163,688	2,261
1Q04	49,127,784	104,782	2,145
2Q04	52,740,109	98,495	1,873
3Q04	156,816,489	289,002	1,759
4Q04	72,026,405	163,688	2,261
1Q05	51,401,660	82,900	1,631
2Q05	58,834,672	90,188	1,526
3Q05	60,165,060	91,355	1,521
4Q05	66,740,822	84,468	1,269

CTC-B			Average
SANTIAGO STOCK EXCHANGE	No. of shares	Ch$ millions	Share Price (Ch$)

1Q03	823,013	1,031	1,263
2Q03	2,527,830	3,526	1,477
3Q03	676,829	1,155	1,689
4Q03	3,233,345	6,303	1,931
1Q04	1,115,835	2,059	1,861
2Q04	875,938	1,391	1,627
3Q04	5,794,672	9,997	1,609
4Q04	3,233,345	6,303	1,931
1Q05	1,085,669	1,691	1,631
2Q05	343,492	486	1,456
3Q05	1,111,976	1,583	1,409
4Q05	892,355	1,138	1,186

ADRs			Average ADR
NEW YORK STOCK EXCHANGE	No. of ADRs	US$ millions	Price (US$)

1Q03	12,367,600	118	9.46
2Q03	16,008,400	182	11.40
3Q03	15,847,600	202	12.76
4Q03	26,731,100	386	14.45
1Q04	20,751,700	294	14.58
2Q04	17,415,700	209	11.91
3Q04	25,732,200	300	11.51
4Q04	26,731,100	386	14.45
1Q05	12,586,000	142	11.27
2Q05	14,345,600	150	10.49
3Q05	12,397,100	135	11.06
4Q05	16,142,800	154	9.65

SHARE PRICE PERFORMANCE

In general during, 2005 the world’s stock markets enjoyed substantial profits, with the exception of the US market, which closed with stock indexes below the previous year’s levels. In this regard, local stock exchanges showed growth during the first half of the year, even though the increase in long-term interest rates in September and the drop of the dollar due to the increase in the price of copper caused in turn a drop in stock profitability during the second half of the year. Finally, the Selective Share Price Index (IPSA or index that includes the forty more traded shares) grew 9.4% in 2005 while the Chilean General Price Index (IGPA) enjoyed more modest growth of 3%. The total volume traded in 2005 at the Santiago Stock Exchange experienced a substantial increase in comparison with the previous year, reaching a total of US$20 billion, which assumes an increase of approximately 40%. At the end of 2005, the Santiago Stock Exchange had reached the level of US$136 billion in market capitalization, for approximately 160 shares traded.

The total volume of CTC-A and CTC-B stocks traded in 2005 at the Santiago, Electronic and Valparaíso Stock Exchanges amounted to US$850 million, which equals an average of US$71 million in monthly transactions. The price of the Company stock ended the period below the price prevailing at the closing of the previous year. CTC-A closed at Ch$1,120, that is, it dropped 28.2% that year, while the CTC-B stock dropped 32.9%, closing at Ch$1,000. It is important to highlight that the Company distributed US$200 million, equivalent to Ch$120.84 per share as dividend during 2005. This represents 7.8% of the CTC-A share price as of 12/31/04.

The ADRian Index, which measures price variation of the ADRs listed by Chilean companies on the New York Stock Exchange (NYSE), went up 17.7% in 2005. On the contrary, the price of Telefónica CTC Chile ADRs (1 ADR = 4 CTC-A shares) dropped 21.7% in the same period, closing the year at US$8.8. Total volume of CTC ADRs traded on the NYSE during 2005 amounted to US$581 million, 43.7% lower than the prior year's volume.

ADR holders maintained their 11.5% interest in Telefónica CTC Chile. Ownership of Chilean Pension Fund Administrators (AFPs) also remained at 25.3% .

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. DIVIDEND DISTRIBUTION POLICY FOR THE YEAR 2005

The following is the dividend distribution policy approved at the General Shareholders' Meeting of april 14, 2005

For fiscal year 2005 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of each year, to be proposed at the relevant General Shareholders’ Meeting.

The amount of the provisional November dividend shall be determined each year based on the earnings for the January-September period of such year.

The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan, which aims at reducing liabilities.

This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit earned as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

Dividend payment procedures shall be as follows:

To collect dividends, shareholders may choose one of the following options:

1.- Deposit in a checking account held by the shareholder.
2.- Deposit in a savings account held by the shareholder.
3.- Payment by check or cashier’s check sent by certified mail to the shareholder’s address of record.
4.- Payment by check or cashier’s check to be collected at the offices of DCV Registros S.A., the company responsible for ma naging the stock ledger for Compañía de Telecom unicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or cashier’s check shall be collected at the offices of the Company, at Avenida Providencia 111, Santiago, or at a bank designated by the Company in a timely fashion.

For these purposes, checking or savings accounts may be held at any national bank.

The form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder serves written notice of change and records a new option.

Shareholders failing to indicate a form of payment shall be paid by check in accordance with Payment Option 4 before explained.

In the case of bank account deposits, for security reasons, verification thereof by the corresponding banks may be requested. If the accounts indicated by shareholders are denied, whether based on a verification procedure or for any other reason, the dividend shall be paid in accordance with Payment Option 4 before explained.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecom unicaciones de Chile S.A.

Gross dividends paid during the past 5 years
Nominal Chilean pesos per share

	Interim	Interim	Final	Extraordinary
	Dividend	Dividend	Dividend	Dividend

Fiscal Year 2001	-	-	1.29	-
Fiscal Year 2002	-	-	-	-
Fiscal Year 2003	-	-	3.20	17.50(1)
Fiscal Year 2004	131.44	130.00	58.85 (2)	394.33(1)
Fiscal Year 2005	11.00	-	15.31(2)	50.99(1)

(1) Charged to retained earnings
(2) Final dividend to be submitted for approval at the Shareholders’ Meeting of April 2006, corresponds to Ch$14,654,591,912 equivalents to Ch$15.31054 per share. The final dividend will be paid in cash as of May 17, 2006, according to law.

DIVIDEND INFORMATION

Distributable 2005 Income
(In Ch$ as of 12.31.05)

2005 Fiscal Year Earnings	25,183,319,847
Absorption of accum. deficit (Less)	0
Amortization of positive goodwill (Less)	0
Distributable Income	25,183,319,847

Dividends charged to distributable income

(In Ch$ as of 12.31.05)

Dividend s/Distribuible income

Distribution of Interim Dividend No. 170 paid in November 2005	10,528,727,935	41.81%
Distribution of Final Dividend No. 171 subject	14,654,591,912	58.19%
to approval at the Shareholders’ Meeting of April 2006
2005 Retained earnings	0	0%

Net Income for the year	25,183,319,847	100%

(*) Final dividend of Ch$ 14,654,591,912, equivalent to Ch$ 15.3154 per share, together with the interim dividend No. 170, distributed in November 2005, represent 100% of the profits for 2005, as set forth in the dividend policy informed in Abril 2005.

2006 Dividend Distribution Policy

Telefónica CTC Chile’s Board of Directors plans to maintain a dividend policy in keeping with the Company’s cash flow for the coming years and the projected performance of its financial indicators. Based on the foregoing, the 2006 dividend distribution policy aims to distribute 100% of net profits for each fiscal year by paying an interim dividend in November of that year and a final dividend in May of the following year. This policy will be reported at the appropriate General Shareholders’ Meeting.

Investment and Financing Policy of Compañía de Telecom unicaciones de Chile S.A. and its Subsidiaries for the year 2005.

Following is the text of the Investment and Financing Policy for the year 2005, as approved at the General Shareholders' Meeting held in April, 2005

General Policy

In 2005, Compañía de Telecom unicaciones de Chile S.A. (hereinafter “Telefónica CTC Chile” or the “Company”) will focus on investing in all business areas defined in its Bylaws, with particular emphasis on the following objectives:

– Meeting the communications needs of current and prospective customers of the Company and its subsidiaries by providing telecommunications, information and audiovisual communications services using the range of available technology, provided that the regulatory framework allows adequate profitability for shareholders.

– Expanding the Company’s activity domestically and internationally through new business opportunities in markets where its telecommunications knowledge and experience allow it to compete profitably.

– Implementing a modern management strategy aimed at maximizing Company value by innovatively and efficiently organizing employees and resources involved in the operation and development of the telecommunications business.

– Ensuring that invested funds are adequately allocated and solvency indicators are met, consistent with domestic and international economic conditions.

This policy framework has been implemented through the creation of the Telefónica CTC Chile group of companies, in which each company independently manages and optimizes its own businesses within the group’s general policies and financial controls, subject to the decisions of each company’s own Boards of Directors.

Investment Policy

As described in the General Policy, Telefónica CTC Chile will make the necessary investments to fulfill its corporate objective, pursuant to its Bylaws and the goals described. To this end, the Company’s Management has sufficient power and authority to invest in the telecommunications business on the basis of the current regulatory framework, while maintaining its objectives of adequate profitability in keeping with the technical and economic criteria of the various projects in which it invests.

Telefónica CTC Chile will invest in telecommunications-related businesses areas by undertaking projects directly through the parent company and its subsidiaries and, if applicable, by creating and/or acquiring an equity interest in joint ventures or corporations.

Following is a description of the primary investment projects scheduled by the Telefónica CTC Chile Group for 2005.

Areas of Investment

Network Infrastructure
Telefónica CTC Chile’s network infrastructure comprises fixed telephony, data, long-distance and IP network platforms. These networks include telecommunications systems and equipment as well as associated intangible assets and provide the integrated physical, technological and operational support for the services the Company offers its customers. The associated investments are described below:

Line Plan
In 2005, Telefónica CTC Chile will continue using available installed capacity to expand service, subject to the rate and regulatory environment. Associated investments involve minor external work for the efficient use of available capacity and internal equipment when demand and the return on such investments so warrant.

Quality of Service
This project includes a variety of work aimed at replacing equipment, supporting the networks, preventive maintenance, corrective maintenance due to accidents and third party damage, and providing and replacing tools to better manage network capacity, thereby ensuring reliability in line with international standards.

Long Distance Voice and Data Network
Investments in this area include the ongoing development of a domestic and international fiber optic network to ensure the quality of long distance communications, and, based on the Multi-Service Network, creating the infrastructure required to support current and future bandwidth needs and maintain current quality-of-service levels.

Corporate Communications
The Company will continue to develop data Network projects and implementing private networks, according to demand and the requirements of customers, companies and corporations. The Company will also offer integrated solutions based on dedicated and switched communication products and services. It will also continue development of the IP network in order to provide a differentiated service offering.

Sale of Lines
These investments are related to the connection of residential lines, line transfers, extensions, annexes, and others.

Public Telephony and Terminal Equipment
These investments are necessary to maintain public telephones and purchase basic terminal equipment for the marketing and sale of lines and advanced equipment with new features that provide new services.

Interconnections
These investments include interconnections with long distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers (ISPs). They also include investments in the various services related to network unbundling.

Process Management Information Systems
These investments are necessary to provide Telefónica CTC Chile with the information technology infrastructure required to automate and coordinate its business processes and better serve its customers, in line with the most efficient global practices.

Broadband Expansion
Telefónica CTC Chile will continue to implement broadband technologies through the integration of xDSL platforms and technologies, the deployment of wireless developments (WiFi), the incorporation of new services for broadband customers, remote monitoring and security services, among other initiatives.

Other Investments
These include investments in office and computer equipment for administrative areas, the improvement of administrative and customer service spaces and other minor investments.

Estimated Investment
The Group’s maximum investment limit is based on the cost of implementing the projects previously defined under Areas of Investment within the regulatory framework, in order to allow the Group to meet new customer demand using existing capacity. The investments are expected to ensure an adequate return for the Company, provide new services as required by corporate customers, maintain high quality-of-service levels, and support operational and administrative management based on the demands of the Company’s growing customer base.

The maximum investment in partnerships or corporations, both domestically and internationally, is set at 25% of shareholders’ equity on the last consolidated quarterly balance sheet filed with the Superintendencia de Valores y Seguros (Chilean Securities Exchange Commission)

Investment in Financial Instruments
Investments will also be made in financial assets in order to maximize the yield from cash surpluses and offer adequate protection for Company liabilities denominated in various currencies and subject to variable interest rates. The investment portfolio will be diversified along the lines of liquidity, profitability and issuer risk as determined by Company Management, taking also into consideration the coverage of liabilities.

Role in Controlling Areas of Investment
Since its investment projects are primarily related to its own line of business, the Telefónica CTC Chile Group has control over their various stages of development.

Should new business ventures require third-party involvement, the Company will enter into appropriate agreements to define their relationships.

Financing Policy

Emphasis in 2005 will be placed on seeking alternatives to strengthen the Company’s financial structure through new financing arrangements and current debt renegotiation.

The financing sources for 2005 investments shall be managed in keeping with the Company’s long-term Financial Plan. The funding required during 2005 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without purchase options; from public or private debt instruments, whether convertible or not, in Chile or abroad; through loans from financial institutions; and in the form of supplier credit, securitization of assets and capital contributions, if strategic considerations so warrant. Other financing alternatives available on the local and international financial markets may also be considered if they provide an adequate liability structure and minimize costs.

Internal resources include book depreciation, other amortization and net profits for the period. Profits for the period constitute a net source of financing in the proportion approved for retention at the General Shareholders Meeting.

The Group’s maximum consolidated debt-to-equity ratio (indebtedness) may not exceed 1.6. Indebtedness shall be defined as the quotient of Debt divided by Equity. “Debt” shall be defined as total consolidated liabilities, and “Equity” as the difference between total consolidated assets and consolidated liabilities. All figures used to calculate this ratio shall be from the same date and in constant currency.

The parent company will obtain external financing from financial institutions and on the public market, and will finance subsidiary needs.

Management’s Authority to Enter into Agreements with Creditors Providing for Guarantees and Restrictions on the Distribution of Dividends

Notwithstanding restrictions provided by law or the Bylaws regarding collateral or security interests securing third party obligations, the Company’s management shall not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries unless such action is approved at an extraordinary Shareholders Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase of real estate or other property secured by the assets being purchased.

The Company may agree with creditors to restrict the distribution of dividends only if so approved at a General or Extraordinary Shareholders’ Meeting.

Assets Essential to the Operation of Compañía de Telecom unicaciones de Chile S.A.

Assets essential to the operation of Compañía de Telecom unicaciones de Chile S.A. include all networks and switching centers, primary facilities and equipment in service, including real estate and easements required by these facilities for their operation and protected under the respective licensing decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

In addition, the essential assets of Compañía de Telecom unicaciones de Chile S.A. include 51% of the capital stock of Telefonica Mundo S.A and Telefónica Empresas CTC Chile S.A., and the assets required to operate said companies, whether under direct ownership or under lease by Compañía de Telecom unicaciones de Chile S.A., and protected under the respective licensing decrees, as well as assets that have been modified or replaced due to technical or economic obsolescence.

Furthermore, should either of the subsidiaries Telefonica Mundo S.A or Telefónica Empresas CTC Chile S.A. call an Extraordinary Shareholders’ Meeting for the purpose of disposing of any or all of the assets indicated in the foregoing paragraph, Compañía de Telecom unicaciones de Chile S.A. shall call an Extraordinary Shareholders’ Meeting of its own to decide how its representatives are to vote at the relevant subsidiary’s Extraordinary Shareholders’ Meeting.

Management’s Authority to Execute, Amend or Terminate a Purchase, Sale or Lease Agreement for Goods and Services Required for the Normal Operation of Compañía de Telecom unicaciones de Chile S.A

In addition to the power and authority vested in it, the Company’s Management shall, pursuant to its Bylaws, have sufficient power and authority to execute, amend or terminate purchase, sale or lease agreements for goods and services required for the normal operation of the Company, within the applicable legal framework and subject to prevailing market conditions for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any assets or ownership rights deemed essential to its operation without prior approval at an Extraordinary Shareholders' Meeting.

BOARD OF DIRECTORS

In accordance with Company Bylaws, the Board of Directors is made up of seven Directors and their respective Alternates. Six Directors and their Alternates are elected by holders of Series A shares, and one Director and his/her Alternate by holders of Series B shares. Alternate Directors take part in the Board of Director’s meetings, and may only vote when the respective Director is absent. The Company Bylaws require that the Director and Alternate Director elected by holders of Series B stock be shareholders in the Company.

If a vacancy occurs on the Board of Directors, the respective Alternate Director will assume the duties of the vacant directorship for the remainder of the term. Upon the corresponding Alternate Director’s resignation, illness or legal disqualification from office, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire Board.

The current Board of Directors of Telefónica CTC Chile was elected at a General Shareholders’ Meeting on April 14, 2005, for a period of three years.

At December 31, 2005, the Board of Directors is made up by the following Directors and Alternates:

Series A Directors

Chairman
BRUNO PHILIPPI IRARRÁZABAL
Tax ID No. : 4,818,243 -7
Civil Engineer, Universidad Católica de Chile
Master’s Degree in Operations Research, Stanford University, USA
Ph.D. in Systems Engineering, Stanford University, USA

Vice Chairman
NARCIS SERRA SERRA
Tax ID No. : 48,094,895-5
Bachelor’s Degree in Economics, Universidad de Barcelona, Spain
Ph.D. in Economics, Universidad Autónoma de Barcelona, Spain

ANDRÉS CONCHA RODRÍGUEZ
Tax ID No. : 4,773,967-5
Commercial Engineer, Universidad de Chile

FERNANDO BUSTAMANTE HUERTA
Tax ID No.: 3,923,309-6
General Accountant, Universidad de Chile

PATRICIO ROJAS RAMOS
Tax ID No.: 7,242,296-1
Economist, Universidad Católica de Chile
Ph.D. in Economic Sciences, Massachusetts Institute of Technology, USA.

HERNÁN CHEYRE VALENZUELA
Tax ID No.: 6,375,408-0
Commercial Engineer, Universidad Católica de Chile
Master's Degree in Economics, University of Chicago, USA

Series B Director

MARCO COLODRO HADJES
Tax ID No.: 4,171,576-6
Economist, Universidad de Chile
Ph.D. in Economic Sciences, Université de Paris, France

Series A Alternate Directors

JOSÉ MARÍA ÁLVAREZ-PALLETE LOPEZ
Tax ID No.: 48,088,631-3
Bachelor’s Degree in Economics, Universidad Complutense de Madrid, Spain

JUAN CARLOS ROS BRUGUERAS
Tax ID No.: 48,073,271-5
Attorney-at-law, Universidad Central de Barcelona, Spain

LUIS CID ALONSO
Tax ID No.: 9,980,311-8
Entrepreneur

GUILLERMO ANSALDO LUTZ
Tax ID No.: FOREIGN
Industrial Engineer, Universidad de Buenos Aires, Argentina
MBA, Dartmouth College, USA

BENJAMÍN HOLMES BIERWIRTH
Tax ID No.: 4,773,751-6
Commercial Engineer, Universidad de Chile

CARLOS DIAZ VERGARA
Tax ID No.: 7,033,701-0
Commercial Engineer, Universidad Católica
Master’s Degree in Economics, University of California, Los Angeles (UCLA), USA

Series B Director

ALFONSO FERRARI HERRERO
RUT: 48,078,156-2
Industrial Engineer, Universidad Politécnica de Madrid, Spain
MBA, Harvard University, USA

Secretary of the Board of Directors

CRISTIÁN ANINAT SALAS
Tax ID No.: 6,284,875-8
Attorney-at-law, Universidad Católica de Chile

Compensation of Directors of Telefónica CTC Chile and Subsidiaries

Each Director and Alternate Director receives monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$31,571 at December 31, 2005) for attending Board meetings, being required to attend at least one meeting per month. The Chairman of the Board of Directors receives twice the compensation paid to each Director, while the Vice Chairman receives 1.5 times the compensation of each Director. Directors' compensation is approved annually at the General Shareholders' Meeting, and represents the sole compensation paid to the Directors.

The Companies subsidiaries do not pay compensation to their Directors.

2005 Board of Directors' Expenses

In the course of the period between January 1 and December 31, 2005, the Board of Directors received the following total gross compensation:

Directors of Compañía de Telecomunicaciones de Chile S.A.	Title	Compensation Total 2005 (in Ch$ at 12.31.05)	Other Compensation year 2005 (*) (in Ch$ at 12.31.05)	Compensation Total 2004 (in Ch$ at 12.31.04)

Bruno Philippi Irarrázabal	Chairman	90,429,697		87,319,129
Narcis Serra I Serra (1)	Vice Chairman	67,496,414		32,219,035
Andrés Concha Rodríguez	Series A Director	45,214,848	537,247	43,659,565
Fernando Bustamante Huerta	Series A Director	45,214,848		43,659,565
Patricio Rojas Ramos (4)	Series A Director	33,846,193		-
Hernán Cheyre Valenzuela (2)	Series A Director	45,214,848	537,247	32,701,312
Marco Colodro Hadjes (4)	Series B Director	45,214,848		-

José María Alvarez-Pallete López (1)	Series A Alternate	45,135,891		47,477,960
Juan Carlos Ros Brugueras	Series A Alternate	44,990,897		43,781,885
Luis Cid Alonso	Series A Alternate	45,214,848		43,659,565
Guillermo Ansaldo Lutz (4)	Series A Alternate	17,245,536		-
Benjamín Holmes Bierwirth (4)	Series A Alternate	33,846,193		-
Carlos Díaz Vergara (2)	Series A Alternate	45,214,848		32,701,312
Alfonso Ferrari Herrero	Series B Alternate	44,990,897	530,950	40,132,617

		-
Nicolás Majluf Sapag (5)				10,958,252
Guillermo Fernández Vidal (1)		-		22,002,783
Sergio Badiola Broberg (3)		-		10,958,252
Augusto Iglesias Palau (3)		-		10,958,252
Alvaro Clarke de la Cerda (5)		11,368,655		32,701,312
Felipe Montt Fuenzalida (5)		11,368,655		40,001,440
Juan Claro González (5)		-		14,533,684

Total		672,008,116	1,605,444	589,425,920

(*)	Others include compensations corresponding to the Audit Committee which was created on July, 2005. This committee is responsible in matters such as External Auditory, Financial Statements and Internal Auditory.

(1)	On July 20, 2004, the Board of Telefónica CTC Chile approved various changes in its composition. It accepted the resignation of the Vice Chairman and Director Mr. José María Alva rez-Pallete and his Alternate Mr. Juan Claro González. Mr. Narcis Serra Serra was designated Series A Director and Vice Chairman and as his Alternate Mr. José María Alvarez-Pallete was designated. In the same date, Mr. Guillermo Fernández Vidal presented his resignation as a Series A Alternate.
(2)	Director since April 15, 2004, elected at the General Shareholder' s Meeting.
(3)	Term ended on April 15, 2004, when shareholders at the General Sharholders’ Meeting elected new members of the Board of Directors.
(4)	Director since April 14, 2005, elected at the General Shareholder’ s Meeting.
(3)	Term ended on April 14, 2005, when shareholders at the General Sharholders’ Meeting elected new members of the Board of Directors.

No additional expenses, such as expenses for representation, travel and meals, royalties and/or any other stipend, were incurred in 2005, with the exception of directors’ fees and expenses associated with the cellular equipment assigned to each Board member.

CORPORATE GOVERNANCE

Directors' Committee

Pursuant to Law 18,046, Article 50 bis, all publicly held companie having market capitalization greater than or equal to U 1,500,000 must appoint a “Directors Committee,” comprise of three Directors and three Alternate Directors, the majority o whom must be independent of the controlling shareholder.

The members of the Directors Committee were elected by th Board of Directors at a meeting held on April 14, 2005 and ar as follows:

Director	Alternate Member
Bruno Philippi Irarrázabal	José María Alvarez-Pallete López
Patricio Rojas Ramos*	Benjamín Holmes Bierwirth*
Hernán Cheyre Valenzuela*	Carlos Díaz Vergara*

*Director independent of controlling shareholder.

Directors’ Committee Budget and Compensation

The 2005 budget and monthly compensation for the Directors Committee were approved at the General Shareholders Meeting held April 14, 2005. Each Director and Alternate receives monthly compensation of UF 30, provided he/she has attended at least one meeting during the month. The operating budget of the Directors' Committee, totaling Ch$ 75,000,000, was also approved. In 2005, the Directors' Committee made no use of the budget approved at said General Meeting.

Directors	Title	Compensation Total 2005 (in Ch$ at 12.31.05)	Compensation Total 2004 (in Ch$ at 12.31.04)

Bruno Philippi Irarrázabal	Series A Director	6,456,102	6,230,513
Patricio Rojas Ramos (1)	Series A Director	4,838,318	-
Hernán Cheyre Valenzuela (2)	Series A Director	6,456,102	4,670,057

José María Alvarez-Pallete	Series A Alternate Director	543,557	-
Benjamín Holmes Bierwirth (1)	Series A Alternate Director	4,301,780	-
Carlos Díaz Vergara (2)	Series A Alternate Director	6,456,102	4,670,057

Alvaro Clarke De La Cerda (2)		1,617,784	4,670,057
Augusto Iglesias Palau (3)		-	1,560,456
Nicolás Majluf Sapag (3)	-	-	1,560,456
Sergio Badiola Broberg (3)		-	1,560,456
Felipe Montt Fuenzalida (4)		1,617,784	5,710,043
Luis Cid Alonso (4) (5)		1,078,206
Total		33,365,735	30,632,095

(1)	Position held since April 14, 2005.
(2)	Position held since April 15, 2004.
(3)	Term ended on April 15, 2004, when the Board of Directors elected the new members of the Directors’Committee.
(4)	Term ended on April 14, 2005, when the Board of Directors elected the new members of the Directors’Committee.
(5)	Position held since February 28, 2005 until april 14, 2005.

Duties and Activities of the Directors' Committee

As provided by law, the duties of the Directors’ Committee are: to review the account inspectors' and independent auditors’ reports, balance sheet and other financial statements presented by Management and to issue its opinion on them prior to their presentation to the shareholders; to propose independent auditors and credit rating agencies to the Board of Directors for their subsequent proposal at the General Shareholders’ Meeting; to examine background information related to transactions pursuant to Articles 44 and 89 of the Corporations Act, and to issue a report thereupon; and to review compensation and bonuses of the Chief Executive Officer and senior executives, as well as any other duty entrusted thereto by the Bylaws, the Shareholders’ Meeting or the Board of Directors.

In 2005, the Directors’ Committee held monthly meetings, reviewing, among other matters, any transactions pursuant to Articles 44 and 89 of the Corporations Act. The Company and its subsidiaries may only enter into acts and contracts in which one or more directors have an interest, which may be their own or on behalf of a third party, when prior thereto said transactions are reviewed by the Directors' Committee and approved by 2/3 of the Board of Directors, and meet prevailing market conditions for fairness and equity. In 2005 the Committee reviewed, and recommended to the Board of Directors the approval of the following transactions:

1. Telefónica Móvil de Chile S.A. (1)
At Meeting No. 636, held January 27, 2005, the Board of Directors approved the agreement regarding 800 service calls and access charges entered into between Telefónica CTC Chile and Telefónica Móvil de Chile S.A. and involving payments by Telefónica CTC in the amount of Ch$1.8 billion and payments by Telefónica Móvil in the amount of Ch$245 million.

2. Telefónica Móvil de Chile S.A.(1)
At Meeting No. 636, held January 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Telefónica Móvil de Chile S.A., whereby CTC provides invoicing and collection services to carriers and complementary service providers through the Telephone Bill.

3. Atento Servicios Técnicos y Consultoría de España (1)
At Meeting No. 636, held January 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Atento Servicios Técnicos y Consultoría de España, which acts as consultant for improving remote customer service by means of a virtual operator. This agreement, will be in effect for a period of twelve months, for the amount of Ch$74,649,000.

4. Salcobrand (2)
At Meeting No. 637, held February 28, 2005, the Board of Directors approved an Addendum to the telecommunications services agreement entered into between Telefónica Empresas CTC Chile S.A and Farmacias Salcobrand (a local drugstore), where Mr. Fernando Bustamante serves as Director of both companies. The Addendum provides for an increase in the monthly fee for services rendered, from UF1,256.4 plus VAT to UF1,262.75 plus VAT.

5. Casiopea (1)
At Meeting No. 639, held March 31, 2005, the Board of Directors approved an agreement insuring the Telefónica CTC Chile Group’s assets with the reinsurance company Casiopea, for a total insured amount of UF86 million and a premium of UF29.2 thousand. The term of this agreement is 1 year.

6. Telefónica Móvil de Chile S.A. (1)
At Meeting No. 641, held April 21, 2005, the Board of Directors approved a long-distance agreement between Telefónica Mundo S.A. and Telefónica Móvil de Chile S.A. for a total annual amount of UF235,000 plus VAT, and including 120 additional links subject to technical feasibility. The term of this agreement is 1 year.

7. Fundación Vida Rural of the Universidad Católica de Chile (2)
At Meeting No. 642, held May 26, 2005, the Board of Directors approved an agreement between Fundación Telefónica and Fundación Vida Rural of the Universidad Católica de Chile. Mr. Bruno Philippi abstained as he is a sibling of the Foundation’s director that will be responsible for managing and coordinating the daily activities of the “Practical Internet Access Seminar Program for the School and the Community.” This contribution amounts to Ch$30 million a year, and its term of duration is until January 31, 2006.

8. Terra Networks Chile S.A. (1)
At Meeting No. 642, held May 26, 2005, the Board of Directors approved a one-year renewal of the June 2004 agreement entered into between Telefónica CTC Chile and Terra Networks Chile S.A., whereby CTC provides switched Internet connection services to schools. The approximate cost is US$300,000.

9. ATIS Latam (1)
At Meeting No. 642, held May 26, 2005, the Board of Directors confirmed the terms of the award of a two-year, centralized systems maintenance contract with IBM and Accenture for services to ATIS Latam (the Company’s invoicing software project), for a total amount of Ch$7,353,962,525 until 2007. Furthermore, the Board of Directors approved the implementation of a special module with Version 1.3.7 of the software, requiring an estimated investment of US$12.4 million.

10. Telefónica S.A. (1)
At meeting No. 644, held June 23, 2005 the Board of Directors approved an agreement between Telefonica CTC Chile and Telefonica S.A (Spain) where CTC provides audit services to Telefónica S.A’s related companies. It was estimated that in 2005 Telefonica S.A.’s related companies would require 49 audit reports for an estimated amount of US$588,000.

11. Telefónica Argentina (1)
At Meeting No. 646, held August 25, 2005, the Board of Directors approved an agreement between Telefónica Mundo S.A. and Telefónica Argentina (TASA), under which Telefónica Mundo leases the TASA network, enabling it to have land links between Santiago, Chile and Cerro Redondo, Argentina, at a total cost of US$13,353,428 (Ch$7,812,823,654) for the 2005-2012 period.

12. Pléyade Chile Seguros S.A. (1)
At Meeting No. 646, held August 25, 2005, the Board of Directors approved an agreement between Telefónica Gestión de Servicios Compartidos Chile S.A. and Pléyade Chile Seguros S.A. providing for the latter company to manage the Company’s insurance policies for a fee at market rates.

13. Telefónica Móvil de Chile S.A. (1)
At Meeting No. 648, held October 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Telefónica Móvil de Chile S.A., pursuant to which CTC retains Telefónica Móvil to offer services to its small businesses for fees totaling approximately US$215,000 per year.

14. Amadeus (1)
At Meeting No. 648, held October 27, 2005, the Board of Directors approved an agreement between Telefónica Empresas CTC Chile S.A. and Amadeus that is being entered into under a contract executed by Amadeus and Telefónica Empresas España for a period of 36 months. This agreement will allow Telefónica Empresas CTC Chile S.A. to have a unified vision of customers with offices in Latin America and delivering homogeneous, high-quality services.

15. Xinergia Laboral S.A. (2)
At Meeting No. 648, dated October 27, 2005, the Board of Directors approved a hosting service agreement between Telefónica Empresas CTC Chile S.A. and Xinergia Laboral S.A., (related to the Company’s executive Mr. Ricardo Majluf). This agreement is in effect for 36 months and provides for a monthly fee of UF36.

16. T- Gestiona España (1)
At Meeting No.648, held October 27, 2005, the Board of Directors approved retaining the consulting services of t-gestiona España for Euro138,600 in fees in connection with the SAP project, which aims to achieve efficiency in operating and back-office processes. Meanwhile it authorized management to retain Telefonica Argentina for its services, with prior authorization from the Board.

17. Telefónica Móvil de Chile S.A. (1)
At Meeting No. 648, held October 27, 2005, the Board of Directors approved agreements between Telefónica Mundo S.A. and Telefónica Móvil de Chile S.A., providing for long-distance transport for a period of five years at UF14,004 per month and with a 5% discount each year, and for the leasing of local assets for five years at UF12,590/month, to be increased according to traffic volume.

18. Telefónica Móvil de Chile S.A. (1)
At Meeting No. 650, held December 21, 2005 the Board of Directors approved an agreement between Telefónica Empresas CTC Chile S.A. and Telefónica Móvil de Chile S.A. where Telefónica Móvil provides mobile telephony services for the Minsal (Health Ministry) project with a duration of 48 months and an annual value of Ch$590 million.

19. t-gestiona (3)
At Meeting No. 650, held December 21, 2005, the Board of Directors approved an agreement between Telefón ica Empresas CTC Chile S.A. and t-gestiona, where t-gestiona provides consulting to achieve a successful execution and operation of the Minsal project network in each of the locations throughout the country for a total amount of UF2,090 ending on May 2006.

20. Terra Networks Chile S.A. (1)
At Meeting No. 650, held December 21, 2005, the Board of Directors approved a new agreement between Telefónica CTC Chile and Terra Networks Chile S.A., where CTC leases its modem so that Terra can provide Internet access to its clients for variable prices based on a discount table. The agreement initiates in 2006 and has a one-year duration, renewable for the same period.

(1)    Company related to the controlling shareholder
(2)    Company related to a Company Director
(3)    Company subsidiary

Progress in Compliance with the Sarbanes-Oxley Act
The Sarbanes-Oxley Act, published in July 2002, sets forth new requirements for the purpose of protecting shareholders by establishing mechanisms for the prevention of financial fraud and ensuring the accuracy, completion, reliability, clarity and timeliness of the information presented to the market. In 2005 the Company continued its efforts to comply with requirements, as follows:

- Audit Committee:
On July 21, 2005, an Audit Committee was created with a total of three independent members pursuant to the requirements of the Sarbanes-Oxley Act (Andrés Concha R., Alfonso Ferrari H. and Hernán Cheyre V. , the latter being designated as financial expert). Its duties mainly relate to Independent Audits, disclosure of Financial Statements and Internal Audits.

- Complaint Desk:
In July , 2005 the Complaint Desk was created specifically to deal with matters related to accounting, internal control and financial reporting. For this purpose an electronic service was established pursuant to the requirements of the Sarbanes-Oxley Act. The Audit Committee receives and is responsible for channeling any relevant complaints.

- Policy on Independent Auditor Services
Telefónica CTC Chile maintains a policy requiring “Prior approval of services to be rendered by an Independent Auditor.” This policy holds Telefónica CTC Chile and its subsidiaries to a standard when an Independent Auditor is hired to render services other than auditing services, thus ensuring that the Independent Auditor is only hired for cases that are duly warranted. This policy classifies these services as audit services, services other than audits, and barred services.

- Assessment of Internal Controls on Financial Reporting
At present, the Company is implementing the Internal Control Assessment Model for Financial Reporting created in coordination with the Telefónica Group pursuant to current legislation, in line with internal policies, market reporting and disclosure policy. Likewise, the Company is complying with internal policies on record-keeping, disclosing and controlling financial and accounting information, among others.

Other measures already implemented in previous years
- Certification of Annual Financial Statements. The Financial Statements contained in the 20-F annual report filed with the Securities and Exchange Commission (SEC) for 2003 and 2004 have been certified by the Chief Executive Officer and the Chief Financial Officer, pursuant to the requirements of the Sarbanes-Oxley Act.

- Publication of the Code of Ethics in September 2003. This document summarizes and formalizes the principles and values held by the Company in its dealings with customers, suppliers, employees, shareholders, and society at large. The full document is available at www.inversionistas. telefonicactcchile.cl/i_gobcorporativo.html

- Loans to executives are as of July 30, 2002.

ORGANIZACIONAL STRUCTURE

SENIOR EXECUTIVES

José Molés Valenzuela
Chief Executive Officer (as of September 2005)
Tax ID No: 14,716,213-8
Electronic Engineer, UNED, Spain
MBA, Universidad de Deusto, Spain

Management

Cristián Aninat Salas
General Counsel
Tax ID No: 6,284,875-8
Attorney-at-law, Universidad Católica de Chile

Julio Covarrubias Fernández
Chief Financial Officer, and
Chief Executive Officer of t-gestiona
Tax ID No: 6,992,240-6
Civil Industrial Engineer, Universidad Católica de Chile
MBA, Cornell University, USA

Franco Faccilongo Forno
Chief Operating Officer
Tax ID No: 5,902,973-8
Electronic Civil Engineer, Universidad Federico Santa María
Master of Science, Imperial College of London, England

Jesús García Cuadrado
Corporate Manager, Internal Auditing
Tax ID No: 21,669,418-K
Bachelor in Business Sciences,
Universidad Autónoma de Madrid, Spain
Master in Financial Markets,
Universidad Autónoma de Madrid, Spain

Mauricio Malbrán Hourton
Corporate Manager, Human Resources
Tax ID No: 6,691,276-0
Electrical Civil Engineer, Universidad de Chile

Diego Martínez-Caro
Corporate Manager, Management Control
Tax ID No: 21,647,199-7
Economist, Universidad Complutense de Madrid, Spain
MBA, Centro de Estudios IESE, Spain

Humberto Soto Velasco
Corporate Manager, Regulation and Wholesale
Tax ID No: 7,368,613-K
Civil Electrical Engineer, Universidad de Chile

José Nicolás Domínguez Staedke
Corporate Manager, Strategic Planning and Corporate Development
Tax ID No: 21,293,356-2
Civil Industrial Engineer, Universidad RWTH Aachen, Germany
MBA INSEAD, Fontainebleau, France

Business Areas

Luis Fernando de Godoy
Corporate Manager, Small Business and Professionals
Tax ID No: 48,094,671-5
Bachelor’s Degree in Marketing,
Escola Superior de Propaganda e Marketing (ESPM), Brazil
MBA, Fundacão Getulio Vargas (CEAG-FGV), Brazil

Ricardo Majluf Sapag
Corporate Manager, Telefonica Empresas
Tax ID No: 4,940,619-3
Civil Industrial Engineer, Universidad Católica de Chile

Rafael Zamora Sanhueza
Corporate Manager, Residential
Tax ID No: 9,672,415-2
Civil Industrial Engineer, Universidad de Chile
Master’s Degree in Industrial Engineering, Universidad de Chile

Management Compensation and Incentive Plans

Management Compensation

Gross compensation and bonuses paid to executives of the Company and its subsidiaries, including Chief Executive Officers, Corporate Managers and Area Managers, totaled Ch$6,279 million in 2005. Total severance paid to executives of the Company and its subsidiaries totaled Ch$ 282 million in 2005.

Incentive Plan

Telefónica CTC Chile has an annual incentive plan for its executives, including Corporate Managers, Managers and Assistant Managers, based on fulfillment of targets, individual performance and contribution to Company profits.

HUMAN RESOURCES

At December 31, 2005, Telefónica CTC Chile personnel included 2,945 permanent employees at the parent company and 965 at subsidiaries, for a consolidated total of 3,910, broken down as follows:

	Parent	Subsidiaries	Total	Total	Var
	Company		2005	2004	05/04

Managerial and
Highly Specialized	158	62	220	234	-6%
Direct Supervisors
and Specialized	527	239	766	730	5%
Professional	1,124	405	1,529	1,479	3%
Technical and Operational	1,136	259	1,395	1,331	5%

Total	2,945	965	3,910	3,774	4%

The Parent Company’s staff increased by 4% in 2005 in comparison with the previous year due precisely to the enhancement of the Company’s new organizational units and business projects focusing on customer service.

In 2005, three collective bargaining agreements were entered into, involving 239 individuals, 150 employees of the Parent Company and 87 employees of subsidiaries. These agreements preserved the changes that had been already introduced for other labor groups since 2002. Thus, 98% of unionized workers are covered by collective agreements that provide for more flexible compensation terms, which further enables the Company to adapt to the customer requirements in terms of work shifts, incentives and variable wages.

Customer Commitment Program:

In the framework of the Customer Commitment Program, which aims to spread throughout the organization the importance of focusing on customer satisfaction, a competency certification program was implemented in 2005 for customer service personnel. In this manner 200 broadband multiservice technicians were certified as well the development of marketing and value creation seminars.

Human Resources Development

Throughout 2005 various personal development initiatives were undertaken, of which the following deserve special mention:

- Continuation of the Managerial Skills Program, which focuses on development of the Company’s executives and which gathered approximately 60 executives in the course of the year.

- The Supervision Practices Development Program, designed to enhance leadership, negotiating and conflict resolution skills, delivering new customer relations and time management tools. In the course of the year, 50 executives participated in the first phase of the program, and 200 people are expected to take part in the second phase of the program, which is scheduled for 2006.

- The annual Company-wide Professional Development Assessment process, based on the 360° model. This process enhances a worker’s skills through the feedback received on his/her performance. The development commitments for 2006, which will be the target of training activities, are based on the results of this process.

Organizational Communications

The year 2005 marked the 125th anniversary of the Company. All employee activities were organized around this important milestone in the history of telecommunications. These activities focused, mainly, on stimulating the participation, integration and motivation of personnel. Some of the activities were aimed at opening lines of communication between people while others were designed to promote the exchange of knowledge among employees from different areas. A contest was carried out under the title “125 Improvement Ideas” were more than 1,400 employees participated. In addition, field activities were held in which Company managers met and exchanged ideas and proposals with workers.

Also, the Company’s Corporate Volunteer Corps held more than 200 activities with the participation of Company employees, including: fundraising activities for the construction of homes for disadvantaged families through the “Un Techo Para Chile” ("A Roof for Chile") campaign and “Navidad con Sentido” ("A Meaningful Christmas"). The first “Telefónica Recreational Games” were also held, gathering more than 1,500 employees who participated in various initiatives. These games contributed to improving the workplace environment and the integration of the various areas of the Company.

Additionally, as in the year before, lectures on cultural topics were organized for employees. These lectures were given by well-known speakers from various disciplines and broadcast by videoconference to all offices in the country.

ORGANIZATION OF SUBSIDIARIES AND AFFILIATES

* Telefónica CTC Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% ffrom its subsidiaries Telefonica Mundo and Telefonica Empresas.

INFORMATION ON SUBSIDIARIES AND AFFILIATES AND INVESTMENTS IN OTHER COMPANIES

General Information

Agreements and Contracts: At December 31, 2005, there are no agreements or contracts with subsidiaries or affiliates that materially affect the operations or financial results of the Parent Company.

Business Relations with Subsidiaries: The business relationships of the Company’s subsidiaries and affiliates, with the exception of t-gestiona, are mainly with third parties other than Telefónica CTC Chile or its subsidiaries and affiliates.

Subsidiaries:

TELEFÓNICA MUNDO S.A.	( Telefónica Mundo)
Publicly traded corporation, registered with and regulated by the Chilean Securities and Exchange Commission (SVS).

Corporate Purpose:
Setting up, installing, managing, marketing, and developing telecommunications facilities, equipment, systems and terminals for the provision and operation of telecommunications services. The Company will preferentially focus on meeting the telecommunications needs of developing financial and social centers, rural and remote townships and, in general, all the telecommunications needs of the community. The Company may also provide management and/or management consulting services on telecommunications, information and communications networks, systems and services, and, in general, fulfill any other purpose that its license allows. The Company may also belong to organizations, institutions, associations and study groups of an academic, professional or corporate nature as well as any type of entity directly or indirectly related to the Company’s activities. To carry out the activities that comprise the corporate purpose, the Company may act domestically, both locally and nationwide, and abroad, whether directly or indirectly, by acquiring a minority or a majority interest in third parties, regardless whether such corporations or other legal entities have an identical or similar purpose, and either on its own behalf or for third parties.

• Paid-in Capital (000): :	Ch$42,061,045	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.16%	Chairman:	Bruno Philippi I. (1)
		Vice Chairman:	José Molés V. (3)
• Investment as a percentage of Parent Company Assets:	7.68%	Directors:	José María Álvarez-Pallete L. (2) (6);
			Francisco Zúñiga C. (4);
			Raimundo Beca I.;
			Rafael Zamora S. (4) ;
			Cristián Aninat S.(4) (5)
		CEO:	Pablo Frías R.

TELEFÓNICA EMPRESAS CTC CHILE S.A.	(Telefónica Empresas)

Corporate Purpose:
Providing, operating and marketing, on its own behalfor for third parties, all manner of telecommunications, information technology, and business processes services; the establishment and operation of telecommunications networks, with its own funds or financed by third-parties, as well as the provision and operation of present and future communications and information technology services; the design, installation, preservation, interconnection, management, importation, exportation and leasing as well as any other activity related to any telecommunications network and information technology; the development, integration and marketing of equipment and systems to provide telecommunications and information technology services; the sale, promotion distribution, coordination and management of projects, installation, consulting and marketing services as well as any other service related directly or indirectly to the aforementioned activities; the operation, either by itself or with third parties, of any other business related to telecommunications, telematics, information technologies, television, electronic data interchange and other services related to the transmission of electronic messages, development of content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, domestic or international networks through the Internet or other future technologies, training on any aforementioned subject; and to the sale of stocks, commercial papers and securities in general.

• Paid-in Capital (000):	Ch$49,883,572	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	Bruno Philippi I. (1)
		Directors:	Rafael Zamora S. (4);
• Investment as a percentage of Parent Company Assets:	4.69%		Fernando Bustamante H. (2);
			Claudio Muñoz Z. (6);
			José Molés V. (3)
		CEO:	Ricardo Majluf S.

(1) Chairman of the Board of Directors of Telefónica CTC Chile

(2) Director of Telefónica CTC Chile

(3) Chief Executive Officer of Telefónica CTC Chile

(4) Executive of Telefónica CTC Chile and Subsidiaries

(5) Secretary of the Board of Directors of Telefónica CTC Chile

(6) Executive of the Telefónica Group

TELEFÓNICA GESTIÓN DE SERVICIOS COMPARTIDOS CHILE S.A.	(t-gestiona)

Corporate Purpose:
Providing management, administration and advisory services in connection with invoicing, accounting, tax matters, liquid assets, financing, human resources, real estate management, security, logistics, distribution, passenger and cargo transportation, parcel post, technology, information systems and, in general, any other consulting or advisory service related to the above. The corporate purpose also includes preparing and developing courses, workshops, seminars and/or events related to training in general on any subject, including private security training.

• Paid-in Capital (000):	Ch$1,123,474	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	Rafael Zamora S. (4)
		Directors:	Oliver Flögel (6); Cristián Aninat S.(4) (5);
• Investment as a percentage of Parent Company Assets:	0.08%		Oscar Márquez B. , Diego Martínez-Caro (4) ,
			Ricardo Majluf S.(4);
			María Fernández de Córdoba (6)
		CEO:	Julio Covarrubias F. (4)

GLOBUS 120 S.A.	(Globus)
Publicly-traded corporation, registered with and regulated by the Chilean Securities and Exchange Commission (SVS).

Corporate Purpose:
Performing any and all acts, contracts, services and business activities related to telecommunications services both domestically or abroad, and, in general, providing any public or private, domestic or international long-distance service.

• Paid-in Capital (000):	Ch$299,608	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	Bruno Philippi I. (1)
		Directors:	José Molés V. (3)
• Investment as a percentage of Parent Company Assets:	0.19%		Raimundo Beca I.; Cristián Aninat S.(4) (5);
			Rafael Zamora S. (4)
		CEO:	Patricio Müller V.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE EQUIPOS Y SERVICIOS S.A.	(CTC-Equipos)

Corporate Purpose:
Engaging, on its own behalf or for third parties, in the sale, purchase, leasing, importing, exporting, distribution and all manner of acts and agreements related to telephony and telecommunications equipment, materials, components, accessories, spare parts, services or any other goods related thereto; selling, operating, maintaining, connecting and installing telephony and telecommunications services and/or equipment in general, including the provision of services associated with rural telephony and all related activities; as well as rendering and selling, on its own behalf or for third parties, all manner of marketing, advertising, promotion, broadcasting and commercial publicity services, especially in public telephones located on public roadways or on private property and on phone cards. The company may also issue and place prepaid and rechargeable multi-use cards for the payment of telephone or other services. It may also operate in the publishing, graphics and printing industries, and may publish, produce, design, print and/or sell books, brochures, magazines, newspapers and any other type of publication on its own behalf or for third parties.

• Paid-in Capital (000):	Ch$401,938	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	Bruno Philippi I. (1)
		Directors:	José Molés V. (3); Luis Cid A. (2);
• Investment as a percentage of Parent Company Assets:	0.63%		Cristián Aninat S. (4)(5) Gladys Fuentes E.(4)
		CEO:	Francisco Zúñiga C. (4)

FUNDACIÓN TELEFÓNICA CHILE

Corporate Purpose:
Contributing to the improvement of living conditions for the most vulnerable social groups, such as children, the elderly and the handicapped, by studying and developing social and health-related telecommunications applications. Encouraging the development of education and equal opportunity by applying new information technologies to the learning process. Contributing to information programs as part of the learning process. Contributing to development programs aimed at the most disadvantaged members of society and organized by highly reputable non-profit institutions active in the communities where such programs are conducted. Contributing to, conducting and promoting research, development and dissemination of science, technology, culture and art.

• Paid-in Capital (000):	Ch$430,003	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	50.0%	Chairman:	Bruno Philippi I. (1)
		Directors:	José Molés V. (3); Arturo Fontaine T.;
• Investment as a percentage of Parent Company Assets:	0.02%		David Gallagher P.; Alberto Etchegaray A.;
			Javier Nadal (6); Francisco Serrano (6);
			María Antonia Juste (6), Oliver Flögel (6);
			María Fernández de Córdoba (6); Jorge Martina(6)
		Executive Director:	Francisco Aylwin O.

TECNONÁUTICA S.A.

Corporate Purpose:
Providing computer, multimedia, network, information system, and content structuring design, development, management, training, advisory and consulting services aimed at developing innovative capabilities and skills in organizations and individuals; marketing goods and services over the Internet or through other media; and generally performing any acts, agreements or contracts directly or indirectly relating to its line of business.

• Paid-in Capital (000):	Ch$2,484,749	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	José Molés V. (3)
		Directors:	Francisco Zúñiga C. (4); Mauricio Malbrán H. (4);
• Investment as a percentage of Parent Company Assets:	0.10%		Franco Faccilongo F. (4) y Rafael Zamora S.(4)
		CEO:	Arturo Alba G. (4)

TELEFONICA ASISTENCIA Y SEGURIDAD S.A.	(TELEMERGENCIA)
Public company registered and regulated by the Chilean Securities and Exchange Commission (SVS).

Corporate Purpose:
Marketing and installing alarm equipment and stations in homes and businesses, providing alarm monitoring service through fixed and wireless communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any similar service related to meeting the needs of homes and businesses, including private security services.

• Paid-in Capital (000):	Ch$5,738,773	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	José Molés V. (3)
		Directors:	Francisco Zúñiga C. (4); Mauricio Malbrán H.
• Investment as a percentage of Parent Company Assets:	0.02%		Franco Faccilongo F. (4) y Rafael Zamora S.(4)
		CEO:	Raúl Venegas C.

ADMINISTRADORA DE SISTEMAS DE TELEPEAJES DE CHILE S.A.	(Telepeajes)

Corporate Purpose:
Installing, managing, developing and operating, directly or indirectly, any computerized or manual toll collection and similar service both domestically and internationally, in connection with urban or intercity road concessions or otherwise.

• Paid-in Capital (000):	Ch$1,488,399	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	79.99%	Chairman:	Alberto Etchegaray A.
		Directors:	Julio Covarrubias F. (4); Francisco Zúñiga C. (4)
• Investment as a percentage of Parent Company Assets:	0.06%		Raúl Ciudad de la Cruz; Ximena Oñate G.
		CEO:	Raúl Venegas C.(4)

TELEFÓNICA INTERNET EMPRESAS S.A.	(TIE)

Corporate Purpose:
Providing, operating and marketing, on its own behalf or for third parties, all manner of telecommunications, computer, and business processing services; establishing and operating telecommunications networks on its own behalf or for third parties as well as providing and operating current and future information and communications technologies and services; designing, installing, retaining, interconnectingon, managing, maintaining, management, importing, exporting, leasing and performing any other activity related to any type of telecommunications or computer network; developing, integrating or marketing equipment and systems designed to provide telecommunications and computer services; marketing, promoting, distributing, coordinating and managing projects, installation, consulting, marketing and any other service related directly or indirectly to the above activities, and operating, on its own behalf or for third parties, any other business related to telecommunications, computers, television, electronic intermediation, data and other electronic data transmission-related services; developing content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, national or international networks over the Internet or other future technologies; training and/or education in any of the aforementioned activities; creating, providing, importing and exporting, maintaining, marketing and distributing goods, products, services and electronic communications media; and performing training, consulting and general activities relating to the above, as well as marketing stock, commercial paper and equity securities in general.

• Paid-in Capital (000):	Ch$ 1,571,062	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	99.99%	Chairman:	Claudio Muñoz Z. (6)
		Directors:	Rafael Zamora S. (4); Oscar Márquez B.;
• Investment as a percentage of Parent Company Assets:	0.10%		Ricardo Majluf S. (4); Arturo Alba G. (4).
		CEO:	Pedro Quezada C.

ATENTO CHILE S.A.	(Atento)

Corporate Purpose:
Providing all manner of telemarketing services, including telephone sales, customer service lines, telephone collections and other marketing services, in particular, those provided in call centers or on assisted telephone technology platforms, whether for its own customers or for third party customers, through service agents or any other existing or future technical means, whether proprietary or third-party; establishing, managing and operating customer service centers, whether for its own or for third party customers, through multi-channel platforms; providing management, consulting and advisory services to customers in connection with all processes related to the management of call centers or customer contact centers; managing, creating, administering, upgrading, developing, analyzing and segmenting its own or third party databases; and generally taking any action necessary or convenient for accomplishing its corporate purpose.

• Paid-in Capital (000):	Ch$ 12,810,278	Board of Directors:

• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	28.84%	Chairman:	Pedro Villar I. (6)
		Directors:	Ainhoa Santamaría B. (6);
• Investment as a percentage of Parent Company Assets:	0.23%		José Molés V. (3); Víctor Palao S. (6)
		CEO:	María Fernández de Córdoba M.(6)

Investment in Other Companies

TBS CELULAR PARTICIPAÇOES S.A. (Brazil)

Primary Activity:
The primary purpose and activity of the company is to hold the shares of Compañía Riograndense de Telecom unicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital COD 04/96, or any other shares that may be offered in the future, and to perform any any and all activities pertaining to the management of CRT, as well as to acquire an interest as a partner or shareholder in other companies in connection with its primary activities.

• Paid-in Capital (000):	Ch$137,754,903
• Equity Interest of Telefónica CTC Chile (Direct and Indirect):	2.61%
• Investment as a percentage of Parent Company Assets:	0.22%

MATERIAL EVENTS

Reporting Requirements:

In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045 and of Section II, item B, of General Regulation No. 30 issued by the Chilean Securities and Exchange Commission (SVS), the following are the Material Events reported to the SVS in 2005.

Material Events of Compañía de Telecom unicaciones de Chile S.A.

Changes in the Board of Directors of Compañía de Telecom unicaciones de Chile S.A. and Dividend Distribution Proposal
On January 27, 2005, the Board of Directors approved the following:

a) Changes in the Board of Directors:
- Resignation of Series B Director Mr. Luis Cid Alonso and Series B Alternate Director Alfonso Ferrari Herrero.
- Resignation of Series A Alternate Director Mr. Antonio Via na-Baptista.
- Appointment of Mr. Marco Colodro Hadjes as Series B Director and of Mr. Alfonso Ferrari Herrero as Series B Alternate Director.
- Appointment of Mr. Luis Cid Alonso as Series A Alternate Director.

b) Dividend Distribution Proposal:
- Proposing, at the next General Shareholders’ Meeting, the distribution of a final dividend of Ch$58.884591 per share, charged to 2004 profits, in compliance with the Company’s dividend policy providing 100% distribution of the fiscal year’s net earnings. The Board also decided to propose, at the General Shareholders’ Meeting, the distribution of an extraordinary dividend of Ch$50.99095 per share, charged to retained earnings at December 2004.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 28, 2005.

General Meeting of the Shareholders of Compañía de Telecom unicaciones de Chile S.A.

Shareholders’ Meeting of Compañía de Telecom unicaciones de Chile S.A. held on April 14, 2005, shareholders elected the Board members pursuant to the respective notice:

Series A Directors	Series A Alternate Directors

Bruno Philippi Irarrázabal	Jose María Alvarez-Pallete
Narcís Serra Serra	Juan Carlos Ros Brugueras
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Guillermo Ansaldo Lutz
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara

Series B Directors	Series B Alternate Directors

Marco Colodro Hadjes	Alfonso Ferrari Herrero

At a meeting held April 14, 2005, the Board of Directors of Compañía de Telecom unicaciones de Chile S.A. decided to appoint Mr. Bruno Philippi Irarrázabal as Chairman and Mr. Narcís Serra Serra as Vice Chairman. The Board also decided to declare the foregoing as a Material Event and authorize the Secretary of the Board, Mr. Cristián Aninat Salas, to report it to the Chilean Securities and Exchange Commission.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 15, 2005.

Resignation of the Chief Executive Officer of Telefónica CTC Chile and Appointment of his Replacement

On July 21, 2005, the Company’s Board of Directors accepted the resignation of the Chief Executive Officer, Mr. Claudio Muñoz Zúñiga, effective as of August 31, 2005. He will be replaced at this position, commencing on September 1, 2005, by Mr. José Molés Valenzuela, who currently serves as Chief Executive Officer of Telefónica Móviles de México and is a former Chief Executive Officer of Telefónica Móviles de Chile (2000-2003).

Mr. Muñoz has been appointed Chief Executive Officer of Telefónica Empresas América.

Reported to the Chilean Securities and Exchange Commission (SVS) on July 21, 2005.

Approval of Distribution of Dividends of Compañía de Telecom unicaciones de Chile S.A.

On October 27, 2005, the Company’s Board of Directors approved distribution of an interim dividend of Ch$11 per share, which shall be charged to 2005 profits. This interim dividend shall be paid as of November 30, 2005, to all Series A and B shareholders of record on the fifth business day prior to the dividend distribution date.

Reported to the Chilean Securities and Exchange Commission (SVS) on October 28, 2005.

Material Events of Telefónica Mundo S.A.

Proposed Payment of Dividend of Telefonica Mundo S.A.

At the Board of Directors’ meeting held March 1, 2005, it was agreed to submit for approval at the next General Shareholders’ Meeting the distribution to the company’s shareholders of the total profit earned in the fiscal year ended December 31, 2004, which amounts to Ch$9,609,937,865, by payment of a final dividend of Ch$168.595401 per share.

At that same meeting, the Board also agreed to amend the dividend policy providing for the distribution of 30% of profits, as set forth at the 2004 General Shareholders’ Meeting, and to state the Board of Directors’ intention to distribute 100% of profits generated during the year in question in the form of a final dividend to be submitted for approval at the relevant General Shareholders’ Meeting.

Reported to the Chilean Securities and Exchange Commission (SVS) on March 02, 2005.

General Shareholders’ Meeting of Telefónica Mundo S.A.

Shareholders acting at the General Shareholders' Meeting of Telefónica Mundo S.A. of April 13, 2005 proceeded to elect the Board members pursuant to the respective notice:

The Board of Directors now comprises the following members::

Bruno Philippi Irarrázabal
Claudio Muñoz Zúñiga
Jose María Alvarez-Pallete
Raimundo Beca Infante
Diego Barros Aspillaga
Cristián Aninat Salas
Rafael Zamora Sanhueza

At a meeting held April 13, 2005, the Board of Directors of Telefónica Mundo S.A. agreed to appoint Mr. Bruno Philippi Irarrázabal as Chairman and Mr. Claudio Muñoz Zúñiga as Vice Chairman. The Board also decided to declare the foregoing as a Material Event and authorize the Director and Secretary of the Board, Mr. Cristián Aninat Salas, to report it to the Chilean Securities Exchange Commission.

Reported to the Chilean Securities and Exchange Commission (SVS) on April 15, 2005.

Resignation of Telefónica Mundo Directors and Appointment of their Replacements

On August 23, 2005, the company’s Board of Directors accepted the resignation of Mr. Claudio Muñoz Zúñiga and Mr. Diego Barros Aspillaga, and appointed Mr. José Moles Valenzuela and Mr. Francisco Zúñiga Caro as the new Directors.

Reported to the Chilean Securities and Exchange Commission (SVS) on August 23, 2005.

Resignation of Globus S.A. Director and Appointment of Replacement

On August 23, 2005, the company’s Board of Directors accepted the resignation of its Board member, Mr. Claudio Muñoz Zúñiga, and appointed Mr. José Moles Valenzuela as his replacement

Reported to the Chilean Securities and Exchange Commission (SVS) on August 23, 2005.

Adjustments in the earnings of its long distance business for the third quarter of 2005

The Company’s Board of Directors agreed to recognize an extraordinary net charge before taxes equivalent in pesos to US$16.9 million in the financial results for the third quarter of 2005, in connection with international traffic.

This charge is based on an exhaustive study performed in 2005 as a result of the business segmenting and restructuring process carried out by the Telefónica CTC Chile Group, and in connection with the decision to implement a continuous review and improvement of internal controls and processes.

Reported to the Chilean Securities and Exchange Commission (SVS) on September 22, 2005.

Material Events of Telefónica Asistencia y Seguridad S.A.

On December 27, 2005, the company’s Board of Directors accepted the resignation of Chief Executive Officer Ms. Cecilia Araya Catalán and appointed Mr. Raúl Enrique Venegas Carulla as new Chief Executive Officer.

Reported to the Chilean Securities and Exchange Commission (SVS) on December 28, 2005.

Declaration of Responsibility

The undesigned Directors and CEO of Compañia de Telecom unicaciones de Chile S.A., under oath, hereby assume responsability for the veracity of the information provided in this Annual Report, in accordance with Capital Markets Law No. 18,045 and general Regulation No. 129 issued by the Chilean Securities and Exchange Commission.

10
REPORT ON THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Contents Report of Independent Auditors Consolidated Balance Sheets Consolidated Statement of Income Consolidated Statement of Cash Flow Notes to the Consolidated Financial Statements

ThCh$	: Thousands of Chilean pesos.
UF	: The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$	: Thousands of US dollars.

10
Report on The Financial Statments

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
(Translation of financial statements originally issued in Spanish – see note 2)

Report of Independent Auditors
(Translation of a report originally issued in Spanish — See Note 2)

To the Partners of
Compania de Telecomunicaciones de Chile S.A.

We have audited the accompanying consolidated balance sheets of Compania de Telecomunicaciones de Chile S.A. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Compania de Telecomunicaciones de Chile S.A. and subsidiaries for the year ended December 31, 2004 were audited by other auditors, who issued an unqualified opinion in their report dated January 21, 2005. The attached Relevant Events do not form part of these financial statements, therefore, this report does not extend to them.

We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companfa de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with generally, accepted accounting principles in Chile.

Firma miembro de Ernst & Young Global

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

ASSETS	Notes	2005	2004
		ThCh$	ThCh$

CURRENT ASSETS
Cash		6,292,104	8,142,844
Time deposits	(34)	84,968,946	55,051,695
Marketable securities, net	(4)	15,747,311	27,061,316
Accounts receivable, net	(5)	141,585,377	158,420,629
Notes receivable, net	(5)	3,362,837	4,727,488
Other receivables	(5)	13,173,376	23,448,700
Accounts receivable from related companies	(6 a)	18,027,467	21,922,037
Inventories, net		2,808,747	6,638,749
Recoverable taxes		4,634,259	-
Prepaid expenses		2,601,348	3,250,494
Deferred taxes	(7 b)	11,685,444	14,760,545
Other current assets	(8)	11,099,939	114,106,058

TOTAL CURRENT ASSETS		315,987,155	437,530,555

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		27,279,904	27,288,397
Buildings and improvements		196,963,976	196,516,539
Machinery and equipment		3,246,876,306	3,224,360,009
Other property, plant and equipment		258,490,450	266,841,599
Technical revaluation		9,743,926	9,775,770
Less: Accumulated depreciation		2,438,856,590	2,292,121,636

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,300,497,972	1,432,660,678

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	7,832,220	7,895,628
Investments in other companies		4,093	4,093
Goodwill	(12)	18,451,329	20,034,890
Other receivables	(5)	15,383,918	18,068,691
Intangibles	(13)	48,876,469	39,834,324
Less: Accumulated amortization	(13)	11,844,430	7,142,029
Others	(14)	13,611,626	13,940,466

TOTAL OTHERS LONG-TERM ASSETS		92,315,225	92,636,063

TOTAL ASSETS		1,708,800,352	1,962,827,296

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

LIABILITIES	Notes	2005	2004
		ThCh$	ThCh$

CURRENT
Short-term obligations with banks and financial institutions	(15)	-	20,180,217
Short-term portion of long-term debt	(15)	1,319,583	16,075,391
Commercial paper	(17 a)	57,086,999	35,997,599
Current maturities of bonds payable	(17 b)	111,373,292	79,148,971
Current maturities of other long-term obligations		16,515	33,291
Dividends payable		1,719,486	1,834,788
Trade accounts payable	(35)	84,252,768	73,750,775
Other payables	(36)	8,781,487	43,736,847
Accounts payable to related companies	(6 b)	27,501,420	28,963,154
Accruals	(18)	10,087,472	7,660,284
Withholdings		12,325,502	16,082,858
Income tax		-	28,302,913
Unearned income		6,758,593	7,977,797
Other current liabilities		4,828,635	1,154,803

TOTAL CURRENT LIABILITIES		326,051,752	360,899,688

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	320,150,450	352,511,549
Bonds payable	(17 b)	12,197,201	132,438,266
Other accounts payable		25,478,768	2,257,850
Accruals	(18)	35,336,836	30,308,000
Deferred taxes	(7 b)	58,362,926	58,028,266
Other liabilities		4,011,665	4,367,360

TOTAL LONG-TERM LIABILITIES		455,537,846	579,911,291

MINORITY INTEREST	(20)	1,635,731	1,689,947

SHAREHOLDERS’ EQUITY	(21)
Paid-in capital		912,692,729	912,692,729
Other reserves		(1,751,241)	(1,282,206)
Retained earnings		14,633,535	108,915,847
Retained earnings		-	50,563,380
Net income		25,183,320	322,847,306
Less: Interim dividend		10,549,785	264,494,839

TOTAL SHAREHOLDERS’ EQUITY		925,575,023	1,020,326,370

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,708,800,352	1,962,827,296

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

OPERATING INCOME		2005	2004
		ThCh$	ThCh$

Operating revenues		580,709,917	728,178,713
Less: Operating costs		373,054,216	460,450,195

Gross profit		207,655,701	267,728,518

Less: Administrative and selling expenses		120,559,495	165,025,547

OPERATING INCOME		87,096,206	102,702,971

NON-OPERATING RESULTS

Interest income		7,984,778	9,620,178
Equity participation in income of equity-method investees	(11)	1,712,369	746,237
Other non-operating income	(22 a)	3,105,615	492,606,614
Equity participation in losses of equity-method investees	(11)	32,510	184,069
Less: Amortization of goodwill	(12)	1,583,561	145,456,819
Less: Interest expense and other		29,501,226	55,999,390
Less: Other non-operating expenses	(22 b)	13,076,966	25,559,119
Price-level restatement, net	(23)	1,944,827	(4,316,612)
Foreign currency translation, net	(24)	956,052	13,621,976

NON-OPERATING (LOSS) INCOME, NET		(28,490,622)	285,078,996

INCOME BEFORE INCOME TAXES AND MINORITY INTERES		58,605,584	387,781,967
Income taxes	(7c)	(33,392,172)	(64,641,434)

INCOME BEFORE MINORITY INTEREST		25,213,412	323,140,533
Minority interest	(20)	(30,092)	(293,227)

NET INCOME		25,183,320	322,847,306

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	2005	2004
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	221,612,844	229,908,577

Net income	25,183,320	322,847,306

Sales of assets	21,291	(488,304,062)
Loss on sales of property, plant and equipment	21,291	15,848
Gain on sales of investments (less)	-	(488,319,910)

Charges ( credits ) to income that do not represent
cash flows	228,225,830	428,710,260
Depreciation for the year	196,787,652	242,685,555
Amortization of intangibles	4,747,635	2,668,816
Provisions and write offs	24,390,021	36,829,675
Equity participation in income of equity method investees (less)	(1,712,369)	(746,237)
Equity participation in losses of equity method investees	32,510	184,069
Amortization of goodwill	1,583,561	145,456,819
Price-level restatement	(1,944,827)	4,316,612
Foreign currency translation	(956,052)	(13,621,976)
Other credits to income that do not represent cash flows (less)	(285,247)	(1,039,613)
Other charges to income that do not represent cash flows	5,582,946	11,976,540

Changes in operating assets
(Increase) decrease	64,645,556	(4,415,008)
Trade accounts receivable	(5,897,035)	(14,002,715)
Inventories	2,201,866	(13,984,502)
Other assets	68,340,725	23,572,209

Changes in operating liabilities
Increase (decrease)	(96,493,245)	(29,223,146)
Accounts payable related to operating activities	(72,924,798)	(64,021,285)
Interest payable	1,712,871	(7,600,952)
Income taxes payable (net)	(23,268,100)	45,884,002
Other accounts payable related to non-operating activities	1,692,456	(6,629,932)
V.A.T. and other similar taxes payable	(3,705,674)	3,145,021

Minority interest	30,092	293,227

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	2005	2004
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(201,169,876)	(882,678,601)

Obligations with the public	69,016,189	36,114,909
Dividends paid ( less )	(115,741,080)	(656,668,881)
Loans repaid ( less )	(34,371,403)	(17,803,026)
Repayment of obligations with the public ( less )	(120,073,582)	(221,198,890)
Payment of documented loans to related companies ( less )	-	(23,122,713)

NET CASH PROVIDED BY ( USED IN ) INVESTING ACTIVITIES	(86,438,532)	786,750,902

Sales of property, plant and equipment	1,237,690	185,606
Sales of in related companies investments	-	705,732,280
Sales of others investments	11,893,733	17,692,651
Collection of documented loans to related companies	-	176,165,990
Other investment income	26,313	-
Acquisition of property, plant and equipment ( less )	(72,065,962)	(91,376,669)
Investments in related companies ( less )	(48,571)	-
Investments in financial instuments ( less )	(18,752,651)	(11,323,231)
Other investing activities ( less )	(8,729,084)	(10,325,725)

NET CASH FLOWS FOR THE YEAR	(65,995,564)	133,980,878

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1,542,004)	(1,542,004)

NET INCREASE OF CASH AND CASH EQUIVALENTS	(67,537,568)	127,405,302

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	162,799,128	35,393,826

CASH AND CASH EQUIVALENTS AT END OF YEAR	95,261,560	162,799,128

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation (direct & indirect)

Subsidiaries	TAXPAYER	Registration	2005	2004
	No.	Number	%	%

Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the year ended December 31, 2005 and 2004.

(b) Basis of preparation:

These consolidated financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 3.6% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2004 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (see note 20).

Notes to the Consolidated Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2005 the consolidated group (The Company) is composed of Compañía de Telecom unicaciones de Chile S.A. and the following subsidiaries:

TAXPAYER	Company Name
No.			Participation Percentage
			2005		2004
		Direct	Indirect	Total	Total

96,545,500-0	CTC Equipos y Servicios de Telecom unicaciones S.A.	99.99	-	99.99	99.99
96,551,670-0	Telefónica Mundo S.A.	99.16	-	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96,786,140-5	Telefónica Móvil S.A. (1)	-	-	-	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	-	99.99	99.99
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.93	0.06	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A.	-	99.99	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
78,703,410-1	Tecnonáutica S.A.	-	99.99	99.99	99.99

1) On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A This transaction implied a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which was paid on July 28, 2004. This transaction caused Telefónica CTC Chile to recognize an effect on income (net income), after extraordinary amortization of goodwill as of June 2004 associated to this investments and net oftaxes in theamounto fThCh$30354017 0a s of December 2004 (equivalent to -approximatelyUS$470 million- as-o fth etransaction date)

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean Gaap, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2005 and 2004, for initial balances, is 3.6% and 2.5%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year-end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2005	512.50	606.08	219.35	17,974.81
2004	557.40	760.13	-	17,317.05

Foreing currency traslation differences originating in the application of this Standard are charged or credited to net income.

(g) Time deposits:

Time deposits are carried at cost, plus adjustments where applicable, and accrued interest as of year-end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year-end using the real interest rate determined as of the purchase date, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories expected to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)Alowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days and 180 days in the case of large customers (corporations).

(k)Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L No.4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No.550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.62% .

(m) Leased assets:

Rented assets received in rental with a purchase option and whose contracts satisfy the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment recognizing the full obligation and interest on an accrual basis These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(n)Intangibles:

i) Rights to underwater cable:
Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(ñ) Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor’s share of income on an accrual basis For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(o) Goodwill:

Corresponds to the valuation differences that arise when adjusting the cost of the investments, adopting the Equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association (see note 12).

Goodwill impairment has been assessed as required in SVS Circular No.1,697 and Technical Bulletin No.72 issued by the Chilean Association of Accountants.

(p) Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

(q) Obligations with the public:

• Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 14).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Current and deferred income taxes:

Income taxes are recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values, performaed in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Accountants Association and as established by the SVS Circular No. 1,466 dated January 27, 2000.

Notes to the Consolidated Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 7%, considering estimates such the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 19).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over the employees’ average future service periods.

(t) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting closing date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency future contracts:

The Company has entered into future foreign currency contracts, in order to hedge its obligations in foreign currency against changes in the exchange rate.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into are recorded recognizing the effect of those contracts on the interest rate established in such loans, and the rights and obligations acquired therein are shown under Other Creditors or under Other Current Assets, as applicable (see note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and are classified under Other property, plant and equipment.

(x) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(y) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized.

(z) Statement of cash flows:

For purposes of preparing the Statement of Cash Flows according to Technical Bulletin No.50 of the Chilean Accountants Association and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

(aa) Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable” or “Accounts Payable” as applicable.

3. Accounting Changes:

a) Accounting changes:

During the years covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate:

i) Changes in actuarial hypotheses

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational evolution undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$4,872,939 (historical). After concluding these studies in after 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$3,648,704 in 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in note 8c and in the long-term in note 14b).

ii) Change in estimation of international traffic

Due to the profound changes experienced by the industry, which involve a transition from a product-oriented approach to a segment-oriented approach, and also due to the need for more and better information, for which, we began to develop information systems, make changes in the processes and introduce advances to the applications in the different business areas. It is for this reason that during 2005 the correspondent process was reviewed, in order to implement an automated system for measuring, valuating and determining international traffic provisions. This work has facilitated the optimization of the information regarding amounts pending collection and/or settlement for the concept of international traffic.

This new methodology generated a change in the estimation of provisions and settlement of the real net balances of accounts receivable and payable to correspondents, which has meant altogether recording a net charge to income in the amount of ThCh$10,624,218 (US$ 20.7 million) during the second half of 2005.

c) Change of reporting entity:

Sale of Telefónica Móvil de Chile S.A.

As a result of the sale of the shares the Company held in the subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

In order to perform a comparative analysis of the figures, the consolidated statements of income are presented, assuming for year 2004 that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

Notes to the Consolidated Financial Statements, continued

3. Accounting Changes, continued:

	Jan-Dec	Jan-Dec	Variation
	2005	2004
	ThCh$	ThCh$	ThCh$	%

Operating Revenues	580,709,917	597,249,913	(16,539,996)	-2.8%
Operating Costs	(493,613,71	(490,937,847)	(2,675,864)	0.5%
Salaries and employee benefits	(79,077,456)	(78,967,734)	(109,722)	0.1%
Depreciation	(196,654,897)	(198,945,383)	2,290,486	-1.2%
Goods and services	(217,881,358)	(213,024,730)	(4,856,628)	2.3%

Operating Income	87,096,206	106,312,066	(19,215,860)	-18.1%

Interest income	7,984,778	14,668,412	(6,683,634)	-45.6%
Equity participation in earnings
of equity-method investees (1)	1,679,859	(7,703,363)	9,383,222	C.S.
Amortization of goodwill	(1,583,561)	(145,456,819)	143,873,258	-98.9%
Interest expense	(29,501,226)	(55,514,038)	26,012,812	-46.9%
Other non-operating expenses	(9,971,351)	466,884,632	(476,855,983)	C.S.
Price-level restatement	2,900,879	9,978,763	(7,077,884)	-70.9%

Non-Operating Income	(28,490,622)	282,857,587	(311,348,209)	-110.1%

Income before income taxes and minority interest	58,605,584	389,169,653	(330,564,069)	-84.9%

Income taxes	(33,392,172)	(66,029,120)	32,636,948	-49.4%
Minority interest	(30,092)	(293,227)	263,135	-89.7%

Net Income	25,183,320	322,847,306	(297,663,986)	-92.2%

(1) For 2004, includes income from Telefónica Móvil de Chile S.A. and as of June a loss of Ch$ 8,218 million using the equity method.

4. Marketable Securities:

The balance of marketable securities is as follows:

	2005	2004
	ThCh$	ThCh$

Shares	-	455,370
Publicly offered promissory notes	15,747,311	26,605,946

Total	15,747,311	27,061,316

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market	Provision
Instrument	Purchase	Maturity	Value	Amount	Rate	Value
			ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,562,500	2,605,038	5%	2,605,038	(43,643)
BCD0500907	Ago-05	Sep-07	1,793,750	1,823,526	5%	1,823,526	(12,202)
BCD0500907	Sep-05	Sep-07	2,050,000	2,084,030	5%	2,084,030	(27,314)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(31,990)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(29,746)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,888)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,542)
BCD0500907	Sep-05	Sep-07	1,025,000	1,042,015	5%	1,042,015	(10,085)

Sub-Total			13,581,250	13,806,697		13,806,697	(166,410)

BCU500909	Nov-05	Sep-09	1,797,481	1,940,614	5%	1,943,710	-

Sub-Total			1,797,481	1,940,614		1,943,710	-

Total			15,378,731	15,747,311		15,750,407	(166,410)

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

	2005	2004	2005	2004	2005	2005		2004		2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	194,887,503	233,314,442	5,215,068	7,083,778	200,102,571	141,585,377	100.0	158,420,629	100.0	1,064,482	2,147,450
Fixed telephony service	148,286,462	163,421,549	1,645,812	4,128,000	149,932,274	102,180,321	72.17	96,828,042	59.45	1,064,482	2,147,450
Long distance	23,779,131	42,986,654	-	-	23,779,131	16,200,173	11.44	35,773,519	23.55	-	-
Communications companies	18,862,812	22,772,672	3,248,308	2,860,016	22,111,120	19,859,339	14.03	22,043,761	14.51	-	-
Others	3,959,098	4,133,567	320,948	95,762	4,280,046	3,345,544	2.36	3,775,307	2.49	-	-
Allowance for doubtful accounts	(57,403,196)	(79,858,782)	(1,113,998)	(2,118,810)	(58,517,194)					-	-
Notes receivable	8,020,947	12,485,919	103,181	725,182	8,124,128	3,362,837		4,727,488		-	-
Allowance for doubtful notes	(4,761,291)	(8,483,613)	-	-	(4,761,291)			-		-	-
Miscellaneous accounts receivable	9,914,281	5,727,032	3,259,095	18,176,668	13,173,376	13,173,376		23,448,700		14,319,436	15,921,241

Long-term receivables										15,383,918	18,068,691

Notes to the Consolidated Financial Statements, continued

6. Balances and transactions with related entities:

a) Receivable from:

		Short-term		Long-term
Taxpayer	Company	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Telefónica España	802,300	41,440	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	3,779,839	4,362,988	-	-
Foreign	Emergia USA	-	45,587	-	-
96,834,230-4	Terra Networks Chile S.A.	1,114,005	610,026	-	-
96,895,220-k	Atento Chile S.A.	410,009	267,084	-	-
96,910,730-9	Emergia Chile S.A.	104,199	43,622	-	-
Foreign	Telefónica LD Puerto Rico	-	2,661	-	-
Foreign	Telefonica Data EEUU	26,677	51,908	-	-
Foreign	Telefónica Data España	349,776	95,481	-	-
Foreign	Telefónica Argentina	1,809,521	197,848	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	-	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	6,499,149	6,423,933	-	-
Foreign	Telefónica Procesos Tec. de Información	1,338,177	9,465,790	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	1,886	1,729	-	-
Foreign	Telefonica WholeSale International Services	449,971	196,589	-	-
96,672,160-k	Telefónica Móviles Chile S.A.	1,149,569	-	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	181,187	115,350	-	-

TOTAL		18,027,467	21,922,036	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payable to:

		Short-term		Long-term
Taxpayer	Company	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$

96,990,810-7	Telefónica Móviles Sol uciones y Aplicaciones S,A,	1,274	-	-	-
Foreign _	Telefónica España	-	179,015	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	280,407	279,871	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	1,636,130	1,293,592	-	-
Foreign	Telefónica Perú	48,631	39,750	-	-
96,834,230-4	Terra Networks Chile S.A.	4,154,347	4,346,562	-	-
96,895,220-k	Atento Chile S.A.	661,344	1,840,680	-	-
96,910,730-9	Emergia Chile S.A.	215,161	133,725	-	-
Foreign	Telefónica Guatemala	98,506	2,089	-	-
Foreign	Telefónica El Salvador	56,128	149,323	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,670,950	12,398,934	-	-
Foreign	Telefónica Procesos Tec. de Información	-	7,330,999	-	-
59,083,900-0	Telefónica Ingenieria de Seguridad S.A.	-	34,362	-	-
Foreign	Telefonica WholeSale International Services	677,991	924,466	-	-
Foreign	Telefónica LD Puerto Rico	16,048	-	-	-
Foreign	Telefónica Sao Paulo	34,991	9,785	-	-
96,672,160-k	Telefónica Móviles Chile S.A.	4,437,945	-	-	-
Foreign	Telefonica Investigacion y Desarrollo	511,567	-	-	-

TOTAL		27,501,420	28,963,153	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

c) Transactions:

				2005		2004
		Nature	Description	ThCh$		ThCh$
	Tax	of	of	Amount	Effect on	Amount	Effect on
Company	No.	Relationship	transaction		income		income

Telefónica España	Foreign	Parent Co.	Sales	871,168	871,168	528,708	528,708
			Purchases	(228,087)	(228,087)	(332,791)	(332,791)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Co.	Purchases	(571,203)	(571,203)	(561,912)	(561,912)
			Financial Expenses	-	-	(269,043)	(269,043)
Impresora y Comercial Publiguías S.A.	93,541,000-2	Associate	Sales	5,432,537	5,432,537	5,773,667	5,773,667
			Purchases	(4,039,734)	(4,039,734)	(5,791,628)	(5,791,628)
			Financial Income	-	-	6,736,566	6,736,566
Terra Networks Chile S.A.	96,834,230-4	Associate	Sales	5,218,607	5,218,607	5,667,586	5,667,586
			Purchases	(914,621)	(914,621)	(2,054,660)	(2,054,660)
Atento Chile S.A.	96,895,220-k	Associate	Sales	1,674,154	1,674,154	1,107,799	1,107,799
			Purchases	(15,417,377)	(15,417,377)	(17,621,567)	(17,621,567)
Telefónica International WholeSale Services Chile S.A.	96,910,730-9	Associate	Sales	940,006	940,006	691,112	691,112
			Purchases	(108,906)	(108,906)	(78,967)	(78,967)
Telefónica Argentina	Foreign	Associate	Sales	1,129,163	1,129,163	1,245,522	1,245,522
			Purchases	(836,260)	(836,260)	(878,306)	(878,306)
Telefónica Moviles Soluciones y Aplicaciones S.A.	96,990,810-7	Associate	Sales	91,291	91,291	12,178	12,178

Telefonica WholeSale International Services	Foreign	Associate	Purchases Sales	-	-	(2,337,727) 220,655	(2,337,727) 220,655
Telefónica Sao Paulo	Foreign	Associate	Sales	159,900	159,900	185,700	185,700
			Purchases	(209,174)	(209,174)	(196,746)	(196,746)
Telefónica Guatemala	Foreign	Associate	Sales	8,845	8,845	8,115	8,115
			Purchases	(37,748)	(37,748)	(17,842)	(17,842)
Telefónica Perú	Foreign	Associate	Sales	515,041	515,041	567,671	567,671
			Purchases	(540,790)	(540,790)	(636,485)	(636,485)
Telefónica LD Puerto Rico	Foreign	Associate	Sales	11,718	11,718	15,250	15,250
			Purchases	(14,150)	(14,150)	(13,938)	(13,938)
Telefónica El Salvador	Foreign	Associate	Sales	5,024	5,024	-	-
			Purchases	(29,005)	(29,005)	(33,670)	(33,670)
Telefónica Móvil de Chile S.A.	96,786,140-5	Associate	Sales	13,309,676	13,309,676	7,195,198	7,195,198
			Purchases	(41,806,465)	(41,806,465)	(19,929,059)	(19,929,059)
			Financial Income	-	-	721,044	721,044
Telefónica Móviles S.A.	Foreign	Associate	Other Income	-	-	481,581,922	481,581,922
			Amortization goodwill	-	-	(138,691,402)	(138,691,402)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Associate	Sales	1,536,816	1,536,816	-	-
			Purchases	(12,222,117)	(12,222,117)	-	-

Telefonica WholeSale International Services España	Foreign	Associate	Sales	297,897	297,897	-	-
			Purchases	(2,570,589)	(2,570,589)	-	-
Telefónica Móviles Chile Inversiones S.A.	87,845,500-2	Associate	Sales	777,383	777,383	-	-
			Purchases	(144,689)	(144,689)	-	-
Telefonica WholeSale International Services Uruguay	Foreign	Associate	Purchases	(1,300,867)	(1,300,867)	-	-
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Associate	Sales	10,018	10,018	-	-
Telefónica Gestión España	Foreign	Associate	Sales	11,202	11,202	-	-
Telefonica Data USA	Foreign	Associate	Sales	9,383	9,383	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).
Sales and Services Rendered mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes:

a) General information:

As of December 31, 2005 and 2004, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$94,550,929 and ThCh$93,139,587, respectively.

In addition, as of December 31, 2005 and 2004, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$44,187,489 and ThCh$60,360,854, respectively.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

	Retained	Retained	Retained	Retained	Retained
	Taxable	Taxable	Taxable	Taxable	Taxable	Amount
Subsidiaries	Earnings	Earnings	Earnings	Earnings	Earnings	of
	w/15% credit	w/16% credit	w/16,5% credit	w/17% credit	w/o credit	Credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CTC Equipos y Servicios de Telecom unicaciones S.A.	-	-	-	9,472,657	2,648,591	1,940,180
Telefónica Mundo S.A.	-	66,169	4,418,074	34,645,886	3,829,889	7,981,773
Globus 120 S.A.	2,179,207	825,635	591,061	1,885,389	281,674	1,044,789
Telefónica Empresas CTC Chile S.A.	-	-	1,685,904	23,620,867	1,827,877	5,171,145
Compañía de Telecom u nicaciones de Chile S.A.	-	-	-	78,727,292	16,124,866	-

Total	2,179,207	891,804	6,695,039	148,352,091	24,712,897	16,137,877

b) Deferred taxes:

As of December 31, 2005 and 2004 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$46,677,482 and ThCh$43,267,721, are as follows:

	2005				2004
Description	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,054,119	-	-	-	13,432,420	-	-	-
Vacation provision	816,932	-	-	-	676,170		-
Tax benefits for tax losses	220,485	1,027,566	-	-	-	1,592,458	-	-
Staff severance indemnities	-	-	-	6,220,462	-	-	-	6,387,759
Leased assets and liabilities	-	60,201	-	121,456	-	65,020	-	92,955
Property, plant and equipment	-	4,127,840	-	164,432,718	-	4,002,960	-	179,475,607
Revaluation property, plant and equipment	-	-	-	-	2,880	-	-	-
Difference in amount of capitalized staff severance	-	534,925	-	-	-	749,609	-	-
Software	-	-	-	2,153,780	-	-	-	3,431,233
Deferred charge on sale of assets	-	-	-	967,737	-	-	-	1,241,740
Collective negotiation bonus	-	-	-	33,935	-	-	-	58,390
Other	642,978	286,293	49,070	4,142,744	649,075	270,402	-	1,303,965
Sub-Total	11,734,514	6,036,825	49,070	178,072,832	14,760,545	6,680,449	-	191,991,649
Complementary accounts net of accumulated amortization	-	(3,649,605)	-	(117,322,686)	-	(4,042,442)	-	(131,325,377)
Sub-Total	11,734,514	2,387,220	49,070	60,750,146	14,760,545	2,638,007	-	60,666,272
Tax reclassification	(49,070)	(2,387,220)	(49,070)	(2,387,220)	-	(2,638,007)	-	(2,638,006)

Total	11,685,444	-	-	58,362,926	14,760,545	-	-	58,028,266

c) Income tax detail:

The current tax expense shown in the following table is based on taxable income:

Description	2005	2004
	ThCh$	ThCh$

Current tax expense before tax benefits (income tax 17%)	23,585,531	27,190,059
Current tax expense (article 21 single tax at 35%)	61,954	32,667
Current tax expense (first category tax in the nature of a single income tax)	335,298	37,585,198
Tax expense adjustment (previous year)	73,162	(5,173,678)

Income tax subtotal	24,055,945	59,634,246

- Current year’s deferred taxes	(4,273,625)	(9,595,002)
- Tax benefits from tax loss carry forwards	-	(1,094,984)
- Effect of amortization of deferred assets and liabilities complementary accounts	13,609,852	15,697,174

Deferred tax subtotal	9,336,227	5,007,188

Total expense tax	33,392,172	64,641,434

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2005	2004
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	4,000,510	99,604,589
Deferred union contract bonus (1)	1,244,357	2,333,910
Deferred exchange insurance premiums	78,763	819,871
Telephone directories for connection program	2,714,723	3,562,217
Deferred higher bond discount rate (note 25)	47,758	595,456
Deferred disbursements for placement of bonds (note 25)	263,758	433,318
Commercial paper issuance costs (note 25)	100,865	183,545
Deferred disbursements for foreign financing proceeds (2)	687,681	419,166
Exchange difference insurance receivable (net of partial liquidations)	228,187	4,860,183
Deferred staff severance indemnities charges (3)	1,016,713	-
Others	716,624	1,293,803

Total	11,099,939	114,106,058

(1)Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement. The long-term portion is     shown under “Other Long-term” (note 14).
(2)This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.
(3)Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in note 3, and for the concept of loans to employees as indicated in note 14 (3).

Notes to the Consolidated Financial Statements, continued

9. Information regarding purchase commitment and sales commitment transactions (agreements):

	Dates			Original	Subscription		Final Value	Instrument	Book Value
Code	Inception	End	Counterparty	Currency	value	Rate		Identification
					ThCh$		ThCh$		ThCh$

CRV	Dec 30, 2005	Jan 05, 2006	BANCO DE CREDITO E INVERSIONES	Ch$	1,000,000	0.37%	1,000,740	BCP0800708	1,000,123
CRV	Dec 30, 2005	Jan 06, 2006	HS BC BANK	Ch$	2,000,000	0.39%	2,001,820	BCP0800708	2,000,260
CRV	Dec 30, 2005	Jan 05, 2006	BANCO ESTADO	UF	993,270	0.38%	994,005	PRC-750501	993,396
CRV	Dec 30, 2005	Jan 05, 2006	BANCO ESTADO	UF	6,730	0.38%	6,735	PRC-06B0695	6,731

TOTAL					4,000,000		4,003,300		4,000,510

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2005		2004
Description	Accumulated	Gross prop., plant and	Accumulated	Gross prop., plant and
	depreciation	equipment	depreciation	equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,279,904	-	27,288,397

Building and improvements	85,625,432	196,963,976	81,987,835	196,516,539

Machinery and equipment	2,190,167,273	3,246,876,306	2,052,755,546	3,224,360,009
Central office telephone equipment	1,034,857,123	1,273,036,855	971,380,755	1,257,575,393
External plant	809,880,828	1,499,691,650	757,183,807	1,493,657,687
Subscribers’ equipment	309,229,986	436,911,884	288,437,769	435,641,648
General equipment	36,199,336	37,235,917	35,753,215	37,485,281

Other Property, Plant and Equipment
	152,119,023	258,490,450	146,380,377	266,841,599
Office furniture and equipment	81,046,427	105,026,927	79,085,348	107,930,637
Projects, work in progress and their materials (2)	-	61,775,014	-	66,120,605
Leased assets (1)	55,206	492,679	4,059,647	5,381,988
Property, plant and equipment temporarily out of service	5,435,304	6,499,300	10,793,414	16,041,534
Software	64,662,572	83,556,171	51,613,902	70,337,859
Other	919,514	1,140,359	828,066	1,028,976

Technical revaluation Circular 550	10,944,862	9,743,926	10,997,878	9,775,770

Total	2,438,856,590	3,739,354,561	2,292,121,636	3,724,782,314

(1)This account mainly considers as of December 2005 ThCh$492,679 in gross value for the concept of buildings with accumulated depreciation of ThCh$55,206 and for 2004 gross value in the amount of ThCh$3,403,943 for the concept of electronic and computer equipment with accumulated depreciation of ThCh$3,403, 943.
(2) Up to December 31, 2002, works in progress included capitalization of financing cost of loans related to their financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$193,414,752 Accumulated depreciation for this interest amounts to ThCh$124,216,529 and ThCh$111,669,066 for 2005 and 2004, respectively. The depreciation charge of the year amounted to ThCh$12,547,458 in 2005 and ThCh$13,945,369 in 2004. A depreciation charge for the year amounting to ThCh$189,689,803 and ThCh$227,594,534 for 2005 and 2004, respectively, was recorded as operating cost, and a depreciation charge of ThCh$6,965,094 for 2005 and ThCh$8,527,527 for 2004 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$2,668,724 and ThCh$6,563,494 in 2005 and 2004, which is classified under “Other Non-operating Expenses”(note 22b).

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and equipment	plant and equipment
			2005	2004
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(506,554)	-	(506,554)	(506,554)
Building and improvements	(866,950)	(3,993,849)	(4,860,799)	(4,860,798)
Machinery and equipment	172,568	14,938,711	15,111,279	15,143,122

Total	(1,200,936)	10,944,862	9,743,926	9,775,770

Depreciation of the technical reappraisal surplus for the year amounted to ThCh$(23,235) and ThCh$(29,983) for 2005 and 2004, respectively.
Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,080,144,611 in 2005 and ThCh$884,213,807 in 2004, which include ThCh$12,261,038 and ThCh$12,517,814, respectively, from the reappraisals mentioned in Circular No.550.

11. Investments in Related Companies

The detail of investiments in related companies is a follows

Taxp. No.	Company	Country of origin		Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies
						2005	2004	2005	2004
						%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (2)	Brazil		Dollar	48,950,000	2.61	2.61	145,050,482	159,735,598
96,895,220-k	Atento Chile S.A.	Chile		Pesos	3,049,998	28.84	28.84	14,030,522	12,921,392
96,922,950-1	Empresa de Tarjetas Inteligentes S.A.(3)	Chile		Pesos	-	-	20.00	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	Chile		Pesos	-	-	-	-	-

Taxp. No.	Company	Net in income (loss) of the companies		Equity in income (loss) of the investment		Investment		Investment
						value		book value
		2005	2004	2005	2004	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(2)	5,040,295	3,647,466	131,552	95,199	3,785,818	4,169,100	3,785,818	4,169,100
96,895,220-k	Atento Chile S.A.	5,481,338	2,257,413	1,580,817	651,038	4,046,402	3,726,528	4,046,402	3,726,528
96,922,950-1	Empresa de Tarjetas Inteligentes S.A.(3)	(162,550)	(518,724)	(32,510)	(103,745)	-	-	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.(1)	-	-	-	(80,324)	-	-	-	-

Total						7,832,220	7,895,62	7,832,220	7,895,628

(1)
On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A The selling price was US$ 14,760,000, equivalent to Ch$ 9,580 million, with a gain after taxes of Ch$ 5,251 million.

(2)
The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular No. 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No. 1,697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(3)
The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A.
During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.
As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

Notes to the Consolidated Financial Statements, continued

12. Goodwill:

The detail of goodwill is as follows:

Taxpayer No.	Company	Year	2005		2004
			Amount amortized	Balance of	Amount amortized	Balance of
			in the year	Goodwill	in the year	Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	186,516	2,486,032	187,064	2,672,546
96,887,420-9	Globus 120 S.A.	1998	1,150,731	14,733,725	1,154,112	15,884,457
78,703,410-1	Tecnonáutica S.A.	1999	152,268	761,341	152,888	913,609
96,786,140-5	Telefónica Móvil de Chile S.A. (a)	1997	-	-	143,827,076	-
96,834,320-3	Telefónica Internet Empresas S.A.	1999	94,046	470,231	94,346	564,278
96,811,570-7	Telepeajes S.A.	2001	-	-	41,333	-

Total			1,583,561	18,451,329	145,456,819	20,034,890

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a) As indicated in note 2d) No. 1 with the sale of this subsidiary on July 23, 2004, the Company performed extraordinary amortization of the remaining goodwill on that investment as of June 30, 2004 of ThCh$133,872,011 (historical).

13. Intangibles:

The detail of Intangibles is as follows:

Description	2005	2004
	ThCh$	ThCh$

Underwater cable rights (gross)	37,049,798	36,111,066
Accumulated amortization, previous year	(5,169,360)	(3,491,394)
Amortization for the year	(2,205,633)	(1,723,200)
Licenses (Software) (gross)	11,826,671	3,723,258
Accumulated amortization, previous year	(1,927,435)	(981,819)
Amortization for the year	(2,542,002)	(945,616)

Total Net Intangible	37,032,039	32,692,295

14. Other (from Other Assets):

The detail of other is as follows:

Description
	2005	2004
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8b) (1)	1,264,614	1,336,634
Deferred union contract bonus (see note 8a)	68,280	1,227,612
Bond issue expenses (see note 25)	26,648	488,767
Bond discount (see note 25)	180,133	236,122
Securities deposits	137,533	136,643
Deferred charge due to change in actuarial estimations (2)	7,264,171	4,687,767
Deferred staff severance indemnities (3)	4,654,301	5,657,493
Others	15,946	169,428

Total	13,611,626	13,940,466

(1)
This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its  investment plan.

(2)
In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, beginning in 2004, the modification of the  variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimates were incorporated such as mortality of  employees and future salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No.8 of the Chilean Association of Accountants.  The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average future years of service  remaining for the employees that will receive the benefit (see note 2s).

(3)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued    balances of staff severance indemnities when they were granted.  The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

Notes to the Consolidated Financial Statements, continued

15. Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp.	Short-term	2005	2004	2005	2004	2005	2004	2005	2004
No.		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97,030,000-7	BANCO ESTADO	-	-	-	-	-	9,757,493	-	9,757,493
97,015,000-5	SANTANDER SANTIAGO	-	-	-	-	-	10,422,724	-	10,422,724

Total		-	-	-	-	-	20,180,217	-	20,180,217

	Outstanding principal	-	-	-	-	- 19,787,475		-	19,787,475

	Average annual interest rate	-	-	-	-	-	2.98%		2.98%

	Current maturities of long-term debt

97,015,000-5	SANTANDER SANTIAGO	-	-	321,206	214,185	-	-	321,206	214,185
Foreign	CALYON NEW YORK BRANCH Y OTROS	125,563	93,678	-	-	-	-	125,563	93,678
97,008,000-7	CITIBANK	308,648	-	-	-	-	-	308,648	-
Foreign	BBVA BANCOMER Y OTROS	564,166	1,177,550	-	-	-	-	564,166	1,177,550
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	-	14,589,978	-	-	-	-	-	14,589,978

Total		998,377	15,861,206	321,206	214,185	-	-	1,319,583	16,075,391

	Outstanding principal	-	14,436,660	-	-	-	-	-	14,436,660

	Average annual interest rate	4.68%	2.41%	2.32%	1.55%	-	-	4.10%	2.40%

Percentage of obligations in foreign currency:	75.66% for 2005 and 43.75% for 2004
Percentage of obligations in local currency:	24.34% for 2005 and 56.25% for 2004

16. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

		Currency or	Years to maturity for long-term portion			Long-term	Average annual	Long-term
		indexation				portion as of	interest rate	portion as of
		index				Dec 31, 2005		Dec 31, 2004
Tax.	Bank or Financial Institution		1 to 22	2 to 33	3 to 55
No.			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	102,500,000	102,500,000	LIBOR + 0.40%	115,493,280
Foreign	BBVA BANCOMER Y OTROS (3)	US$	-	-	76,875,000	76,875,000	LIBOR + 0.375%	86,619,960
97,008,000-7	BANCO CITI BANK (2)	US$	-	76,875,000	-	76,875,000	LIBOR + 0.35%	86,619,960

	SUBTOTAL		-	76,875,000	179,375,000	256,250,000	4.75%	288,733,200

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	SANTANDER SANTIAGO (4)	UF	-	-	63,900,450	63,900,450	TAB 360 + 0.45%	63,778,349

TOTAL			-	76,875,000	243,275,450	320,150,450	4.26%	352,511,549

Percentageof obligations in foreign currency:	80.04% for 2005 and 81.91% for 2004
Percentage of obligations in local currency:	19.96% for 2005 and 18.09% for 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank, that it was the Bilbao Viscaya Argentaria Bank.
(2)	In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that it was the ABN Amro Bank.
(3)	In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, that is was the ABN Amro Bank.
(4)	In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reduce the interest rate to TAB 360 + 0.45%.

Notes to the Consolidated Financial Statements, continued

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12,2004 Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection numbers of which are 5 and is 15, respectively. The maximum amount of the line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

On April 27, 2005 a Series F placement of the same type of instrument was made in the amount of ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005 a Series G and H placement of the same type of instrument was made in the amount of ThCh$35,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of these transactions are described below:

Registration or		Current nominal	Bond	Interest rate	Final	Accounting value		Placement
identification number	Series	amount placed	readjustment unit	%	Maturity	2005	2004	in Chile or
of the instrument		ThCh$	ThCh$			ThCh$	ThCh$	abroad

Short-term comercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	-	18,019,604	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	-	17,977,995	Chile
015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	22,740,193	-	Chile
005	G	17,500,000	Ch$ non-adjustable	0.4100	Apr 20, 2006	17,183,716	-	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	17,163,090	-	Chile

Total						57,086,999	35,997,599

b) Bonds:

The detail of obligations with the public for bond issuances, classified as short and long-term is as follows:

Registration number		Nominal	Readjustment	Nominal		Frequency		Par Value		Placement
or identification of	Series	Amount of	unit	annual	Final					in Chile
the instrument		issue	for bond	interest	maturity	Interest	Amortization	2005	2004	or abroad
				rate %		payment		ThCh$	ThCh$

Short-term portion of
long-term bonds
143,27,06,91	F	71,429	U. F.	6.000	Apr,2016	Semi-annual	Semi-annual	1,452,982	1,466,248	Chile
203,23,04,98	K (a)	-	U. F.	6.750	Feb,2020	Semi-annual	Semi-annual	-	73,428,696	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul,2006	Semi-annual	Maturity	26,331,505	729,968	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan,2006	Semi-annual	Maturity	83,588,805	3,524,059	Abroad

Total								111,373,292	79,148,971

Long-term bonds		678,572	U.F.	6.000	Apr,2016	Semi-annual	Semi-annual	12,197,201	13,455,357	Chile
143,27,06,91	F
		-						-
Issued in New York	Yankee Bonds (b)		US$	7.625	Jul.2006	Semi-annual	Maturity		28,644,066	Abroad
Issued in New York	Yankee Bonds (c)	-	US$	8.375	Jan,2006	Semi-annual	Maturity	-	90,338,843	Abroad
Total								12,197,201	132,438,266

a) During December 2004, as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise — the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued as of February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issue expenses” and — “Bond discount”, reducing the term to the advanced redemption date. As of December 31, 2005 the extraordinary effects from these amortizations on total income amount to ThCh$539,000 (included in Financial Expenses).

b) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollars issuances. and as a result — the Company repurchased US$ 138,082,000. This operation was carried out at a price of 107% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses” and “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$6,631,649 — (historical) was charged to financial expenses for the year.

c) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollar issuances, and as a result the Company repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses”, “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$1,461,539 (historical) was charged to financial expenses for the year.

Notes to the Consolidated Financial Statements, continued

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2005	2004
	ThCh$	ThCh$

Current
Staff severance indemnities	476,521	_ 144,352
Vacation	4,846,063	3,977,013
Other employee benefits (1)	5,816,689	4,952,680
Employee benefit advances	(1,051,801)	(1,413,761)

Sub-Total	10,087,472	7,660,284

Long-term
Staff severance indemnities	35,336,836	30,308,000

Total	45,424,308	37,968,284

(1)	Includes provisions for the Independence day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During the year, there were bad debt write-offs of T hC h$4 2, 771,3 84 and ThC h$ 23 , 324,5 17 for 2005 and 2004, respectively, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2005	2004
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	4,380,420	4,358,659
Other non-operating expenses	1,318,201	3,353,924

Total	5,698,621	7,712,583

Payments and other changes for the year (1)	1,701,590	2,226,038

(1)	Includes the effect of the ThCh$3,648,704 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see note 3) and payments of ThCh$(1,947,114).

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2005 and 2004, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)

	2005	2004	2005	2004	2005	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	246,585	253,160	(6,578)	154,762
Telefónica Mundo S.A.	0.84	0.84	1,119,213	1,195,083	8,406	84,114
Fundación Telefónica	50.00	50.00	269,922	241,664	28,259	54,345
CTC Equipos y Servicios de Telecom unicaciones S.A.	0.0001	-	11	40	5	6

Total			1,635,731	1,689,947	30,092	293,227

21. Shareholders’equity:

During the years ended December 31, 2005 and 2004, respectively, changes in shareholders’ equity accounts are as folows:

	Paid-in	Other reserves	Retained	Net	Interim	Total
	capital		earnings	income	dividend	shareholders’
						equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2005

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Adjustment of foreign investment conversion reserve	-	(469,034)	-	-	-	(469,034)
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,89	-
Final Dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim Dividend 2005	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	(44,556)	-	-	(21,057)	31,649,579
Net income	-	-	-	25,183,320	-	25,183,320
			-
Balances as of December 31, 2005	912,692,729	(1,751,241)		25,183,320	(10,549,785)	925,575,023

2004

Balances as of December 31, 2003	859,490,281	(791,199)	421,404,583	10,133,882	-	1,290,237,547
Transfer of 2003 income to retained earnings	-	-	10,133,882	(10,133,882)	-	-
Adjustment of foreign investment conversion reserve	-	(425,240)	-	-	-	(425,240)
Final Dividend 2003	-	-	(3,062,903)	-	-	(3,062,903)
Final eventual dividend	-	-	(385,685,783)	-	-	(385,685,783)
Interim dividend 2004	-	-	-	-	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	(21,212)	6,016,572	-	(2,311,551)	25,171,065
Net income	-	-	-	311,628,674	-	311,628,674

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012

Restated balances as of December 31, 2005	912,692,729	(1,282,206)	50,563,380	322,847,306	(264,494,839)	1,020,326,370

Notes to the Consolidated Financial Statements, continued

21. Shareholders’equity, continued:

(a) Paid-in capital:

As of December 31, 2005 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid	No. of shares with
	shares	shares	voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$

A	833,394,333	833,394,333
B	79,298,396	79,298,396

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2005 is as follows:

	Percentage of	Number of
	total	shareholders
Type of Shareholder	holdings
	%

10% holding or more	56.40	2
Less than 10% holding	42.82	1,734
Investment equal to or exceeding UF 200
Investment under UF 200	0.78	11,329

Total	100.00	13,065

Company controller	44.90	1

(c) Dividends:

i) Dividend policy:

In accordance with Law No. 18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be allocated to dividend payments.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh$3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:
- On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend, charged to 2004 net income.
- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend charged to retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., which would occur if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it would assume responsibility for the taxes arising at of the sale operation, which amounted to US$ 51 million.

On July 23, 2004, the contract for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

•Dividend No.165, with a charge to retained earnings of ThCh$385,685,783.
•Dividend No.166, in the nature of an interim dividend of ThCh$128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute an interim dividend (No.167) with a charge to 2004 net income of Ch$130 per share, which amounts to ThCh$124,430,423 and was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No.168) of Ch$ 58.84591 per share with a charge to net income for 2004 equivalent to ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No.170) of Ch$11.00 per share, with a charge to 2005 net income, equivalent to ThCh$10,528,728.

(d) Other reserves:

Other Reserves include the net effect of the adjustment cumulative translation adjustment as established in Technical Bulletin No.64 of the Chilean Association of Accountants, the detail of which is as follows:

Company		Amount			Balance
		December	Price-level	Net	as of
		31, 2004	restatement	Movement	December
					31, 2005
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS	(1,237,651)		(469,034)	(1,751,241)
	Participación S.A.		(44,556)

Total		(1,237,651)	(44,556)	(469,034)	(1,751,241)

22. Other Non-Operating Income and Expenses:

a) Other Non-Operating Income:

The detail of other non-operating income is as follows:

	2005	2004
Other Income	ThCh$	ThCh$

Fines levied on suppliers and indemnities	-	191,320
Proceeds from sale of used equipment	1,915,786	2,751,136
Sales of promotional material	-	105,762
Real estate rental	271,000	200,295
Proceeds from sale of Publiguías	-	6,736,566
Proceeds from sale of Telefónica Móvil de Chile S.A.	-	481,581,922
Gain on sale Intelsat	633,582	-
Accruals for lower market value of New Skies Satellites	-	230,420
Other	285,247	809,193

Total	3,105,615	492,606,614

Notes to the Consolidated Financial Statements, continued

22. Other Non-Operating Income and Expenses, continued:

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses
	2005	2004
	ThCh$	ThCh$

Lawsuit indemnities and other provisions	1,164,946	707,544
Depreciation and retirement of out-of-service property, plant and equipment (1)	4,379,491	8,291,853
Unrecovered VAT tax credit	1,224,563	-
Lower market value provision	166,410	-
Provision for assets in disuse	2,217,699	9,910,201
Restructuring costs	2,028,002	6,449,256
Donations	407,782	179,829
Other	1,488,073	20,436

Total	13,076,966	25,559,119

(1)	As of December 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004 includes ThCh$1,728,359 corresponding to depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia a Cordillera Comunicaciones.

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Inventory	C.P.I	178,105	217,924
Prepaid expenses	C.P.I	5,156	4,422
Prepaid expenses	U. F.	(13,726)	(75,290)
Other current assets	C.P.I	53,535	(157,738)
Other current assets	U. F.	142,192	(4,187,088)
Short and long-term deferred taxes	C.P.I	4,422,960	3,449,692
Property, plant and equipment	C.P.I	50,249,589	41,227,629
Investments in related companies	C.P.I	210,664	145,761
Goodwill	C.P.I	696,193	1,669,890
Long-term receivables	U. F.	(1,870,171)	(183,161)
Long-term receivables	C.P.I	297,848	236,500
Other long-term assets	C.P.I	1,678,416	991,161
Other long-term assets	U. F.	11,870	36,626
Expense accounts	C.P.I	10,874,872	8,784,646

Total Credits		66,937,503	52,160,974

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Short-term obligations	C.P.I.	-	14,826
Short-term obligations	U. F.	(6,724,235)	(5,941,620)
Long-term obligations	C.P.I.	(18,333)	(12,982)
Long-term obligations	U. F.	(9,050,016)	(4,209,050)
Shareholders’ equity	C.P.I.	(31,649,579)	(26,077,223)
Revenue accounts	C.P.I.	(17,550,513)	(20,251,537)

Total Charges		(64,992,676)	(56,477,586)

Gain (Loss) from price-level restatement, net		1,944,827	(4,316,612)

24. Foreign currency translation:

The detail of foreign exchange gain is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Inventories	US$	(947,484)	-
Current assets	US$	6,128,753	20,431,142
Current assets	EURO	(9,800)	3,961,010
Current assets	BRAZILIAN REAL	(31,599)	-
Long-term receivables	US$	5,884,400	5,394,346
Other long-term assets	US$	5,808	60,907
Other long-term assets	EURO	-	74

Total Credits		11,030,078	29,847,479

Liabilities (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Short-term obligations	US$	(1,458,381)	(28,244,156)
Short-term obligations	EURO	5,310	(3,800,851)
Short-term obligations	BRAZILIAN REAL	21,499	-
Long-term obligations	US$	(8,642,454)	15,819,504

Total Charges		(10,074,026)	(16,225,503)

Foreign currency translation, net		956,052	13,621,976

Notes to the Consolidated Financial Statements, continued

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	263,758	433,318	26,648	488,767
Discount on debt	47,758	595,456	180,133	236,122
Commercial paper issuance expense	100,865	183,545	-	-

Total	412,381	1,212,319	206,781	724,889

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in note 17 “Obligations with the Public”.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	- see notes No. 15 and 16
Obligations with the public	- see notes No. 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	13,806,697
BCU	2009	1,940,614

c) Cash and cash equivalents:

	2005	2004
	ThCh$	ThCh$

Cash	6,292,104	8,142,844
Time deposits	84,968,946	55,051,695
Other current assets	4,000,510	99,604,589

Total	95,261,560	162,799,128

27. Derivative Contracts:

The breakdown of derivative contracts is as follows:

Type of	Type of	Description of Contract						Value of	Affected Accounts
derivate	contract							Hedged item	Asset / Liability		Effect on income
		Contract	Maturity or	Specific	Purchase	Hedged item or transaction
		Value	Expir.	Item	sale position	Name	Amount		Name	Amount	Realized	Unrealized
								ThCh$		ThCh$		ThCh$

FR	CI	19,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	19,000,000	9,737,500	asset	9,737,500	(1,410,509)	-
									liabilities	(9,792,607)

FR	CCPE	24,300,000	I Quarter 06	Exchange rate	C	Oblig. in US$	24,300,000	12,453,750	asset	12,453,750	(2,128,013)	-
									liabilities	(14,419,080)

FR	CCPE	20,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	20,000,000	10,250,000	asset	10,250,000	(1,062,106)	-
									liabilities	(10,886,772)

FR	CCPE	150,000,000	III Quarter 08	Exchange rate	C	Oblig. in US$	150,000,000	76,875,000	asset	76,875,000	(12,268,909)	-
									liabilities	(85,637,967)

FR	CCPE	200,000,000	II Quarter 09	Exchange rate	C	Oblig. in US$	200,000,000	102,500,000	asset	102,500,000	(13,273,991)	-
									liabilities	(116,351,613)

FR	CCPE	70,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	70,000,000	35,875,000	asset	35,875,000	(1,874,329)	-
						_	_	_	liabilities	(38,739,192)

FR	CI	7,000,000	I Quarter 06	Exchange rate	C	Oblig. in US$	7,000,000	3,587,500	asset	3,587,500	(5,478)	-
									liabilities	(3,600,619)

FR	CCPE	33,000,000	I Quarter 06	Exchange rate	C	Oblig. in US$	33,000,000	16,912,500	asset	16,912,500	(65,930)	-
									liabilities
										(16,957,297)

FR	CCPE	6,000,000	III Quarter 06	Exchange rate	C	Oblig. in US$	6,000,000	3,075,000	asset	3,075,000	(271,920)	-
									liabilities	(3,451,803)

FR	CI	353,709	I Quarter 06	Exchange rate	V	Oblig. in US$	353,709	77,586	asset	77,586	2,250	-
									liabilities	(69,505)

S	CCPE	150,000,000	III Quarter 08	Interest rate	C	Oblig. in US$	150,000,000	-	asset	195,516	473,165	195,516

S	CCPE	200,000,000	II Quarter 09	Interest rate	C	Oblig. in US$	200,000,000	-	asset	26,814	31,254	26,814

S	CCPE	70,000,000	II Quarter 2011	Interest rate	C	Oblig. in US$	70,000,000	-	asset	(3,806)	-	(3,806)

Deferred income for exchange forward contracts									liabilities	(160,999)	4,382,164	252,607
Deferred costs for exchange insurance									asset	78,763	(1,415,569)	(136,266)
Exchange forward contracts expensed during the year ( net )											(10,573,372)

Total											(39,461,293)	334,865

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

Notes to the Consolidated Financial Statements, continued

28. Contingencies and restrictions:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for . the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No.187 of Telefónica CTC Chile. The initial sentence accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed. Consequently provisions have been established in relation to the indemnities claimed.

(iii) Other contingencies; Lawsuit against the Government:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, 2005, the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile condemning Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim condemning Telefónica CTC Chile to pay 47,600 UF .

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may . have, interest coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2005 the Company complies with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

	Currency	2005	2004
Description		ThCh$	ThCh$

Total current assets :		315,987,155	437,530,555

Cash	Non-indexed Ch$	6,196,641	7,671,191
	Dollars	53,213	421,624
	Euros	42,250	50,029
Time deposits	Indexed Ch$	290,114	50,634,077
	Dollars	84,678,832	4,417,618
Marketable securities	Indexed Ch$	1,940,613	-
	Dollars	13,806,698	27,061,316
Notes and accounts receivable (1)	Indexed Ch$	-	681
	Non-indexed Ch$	154,191,565	155,367,808
	Dollars	3,930,025	31,228,328
Due from related companies	Indexed Ch$	15,585,521	12,210,149
	Dollars	2,441,946	9,711,888
Other current assets (2)	Indexed Ch$	2,769,040	35,900,031
	Non-indexed Ch$	29,523,569	96,767,231
	Dollars	529,065	6,088,584
	Brazilian Real	8,063	-

Total property, plant and equipment :		1,300,497,972	1,432,660,678

Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,300,497,972	1,432,660,678

Total other long-term assets		92,315,225	92,636,063

Investment in related companies	Indexed Ch$	7,832,220	7,895,628
Investment in other companies	Indexed Ch$	4,093	4,093
Goodwill	Indexed Ch$	18,451,329	20,034,890
Other long-term assets (3)	Indexed Ch$	50,471,130	49,575,061
	Non-indexed Ch$	4,871,251	14,651,849
	Dollars	10,685,202	474,572

Total Assets		1,708,800,352	1,962,827,296

	Indexed Ch$	1,382,256,511	1,596,705,139
	Non-indexed Ch$	210,368,547	286,668,228
	Dollars	116,124,981	79,403,900
	Euros	42,250	50,029
	Brazilian Real	8,063	-

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long-term Receivables, Intangibles, Accumulated amortization and Others.

Notes to the Consolidated Financial Statements, continued

30. Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days upto 1 year
Description	Currency	2005		2004		2005		2004
			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with
banks and
financial institutions	Non-indexed Ch$	-		10,422,724	-	-	-	9,757,493	2.98

Short-term portion of
obligations with banks
and financial institutions	Indexed Ch$	-	-	214,185	-	321,206	-	-	-
	Dollars	998,377	-	15,861,206	2.41	-	-	-	-

Obligations with the public									5.45
(Commercial paper)	Non-indexed Ch$	22,740,193	3.10	-	-	34,346,806	3.60	35,997,599

Obligations with the									6.00
public (Bonds payable)	Indexed Ch$	-	-	73,428,696	6.75	1 452 98	6.00	1,466,248
	Dollars	83,588,805	8.40	4,254,027	-	26,331,505	7.60	-	-

Long-term obligations	Indexed Ch$	2,690	9.06	8,324	9.06	13,825	9.06	24,967	9.06
maturing within a year

Due to related parties	Indexed Ch$	-	-	-	-	280,407	-	-	-
	Non-indexed Ch$	26,751,548	-	22,748,960	-	-	-	5,879,52	-
	Dollars	469,465	-	200,948	-	-	-	133,725	-

Other current liabilities (4)	Indexed Ch$	1,984,441	-	-	-	804,388	-	-	-
	Non-indexed Ch$	115,463,016	-	154,608,001	-	5,113,828	-	24,908,684	-
	Dollars	5,027,910	-	984,380	-	360,360	-	-	-

Total Current Liabilitie		257,026,4455	-	282,731,451	-	69,025,307	-	78,168,2377	-

Subtotal by currency	Indexed Ch$	1,987,131	-	73,651,205	-	2,872,808	-	1,491,2155	-
	Non-indexed Ch$	164,954,757	-	187,779,685	-	39,460,634	-	76,543,2977	-
	Dollars	90,084,557	-	21,300,561	-	26,691,865	-	133,7255	-

(4)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2005		2005		2005		2005
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligation with banks and
financial institutions	Indexed Ch$	-	-	63,900,450	2.32	-	-	-	-
	Dollars	76,875,000	4.69	102,500,000	4.90	76,875,000	4.64	-	-

Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,197,201	6.00

Other long-term liabilities (5)	Indexed Ch$	15,975,376	-	17,005,188	-	6,005,144	-	76,533,877	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,65	-
Total Long-term Liabilities		93,606,396	-	183,887,906	-	84,085,814	-	93,957,73	-

Subtotal by currency	Indexed Ch$	15,975,376	-	-80,905,638	-	6,005,144	-	88,731,07	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,652	-
	Dollars	76,875,000	-	102,500,000	-	76,875,000	-	-	-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interes		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

LONG-TERM LIABILITIES
Obligations with banks and
financial institutions	Indexed Ch$	-	-	63,778,349	1.5	-	-	-	-
	Dollars	138,591,936	2.94	150,141,264	2.95	-	-	-	-

Bonds payable	Indexed Ch$	2,562,923	6.00	2,562,924	6.00	6,407,308	6.00	1,922,202	6.00
	Dollars	118.982.909	8.20	-		-	-	-	-

Other long-term liabilities (5)	Indexed Ch$	13,732,416	-	7,975,430	-	20,094,992	-	18,806,769	-
	Non-indexed Ch$	746,220	-	360,857	-	904,146	-	32,342,646	-

Total Long-term Liabilities		274,616,404	-	224,818,824	-	27,404,446	-	53,071,617	-

Subtotal by currency	Indexed Ch$	16,295,339	-	74,316,703	-	26,502,300	-	20,728,971	-
	Non-indexed Ch$	746,220	-	360 85		904,146		32,342,646	-
	Dollars	257,574,845	-	150,141,264	-	-	-	-	-

(5)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

Notes to the Consolidated Financial Statements, continued

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 and 2004.

32. Subsequent events:

On January 24, 2006, the Company reported an essential event in which they inform that the Board of Directors of Compañía de Telecom unicaciones de Chile S.A. agreed to call an Extraordinary Shareholders Meeting, as established in articles 10, 57 and 67 of the Companies Law and in articles 33 and 44 of the bylaws of Compañía . de Telecom unicaciones de Chile S.A., for Thursday April 20, 2006, in order to inform the shareholders and have them decide on the following matters:

i) Capital decrease in the amount of ThCh$40,200,513,570
ii) Bylaws reform in reference to the modification of share capital
iii) Adopt the corresponding decisions to formalize the agreements of the Meeting

Management is unaware of any other significant subsequent events that have occured in the peiod fron January 1 to 24, 2006 and that may affect the Company's financial position or the interpretation of these financial statements.

33. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal	Rate	Maturity	Principal	Accrued	Total
							interest
			ThCh$	%		ThCh$	ThCh$	ThCh$

Dec 31, 2005	ABN AMRO BANK	US$	165,081,000	4.0300	Jan 03, 2006	84,604,013	-	84,604,013
Dec 26, 2005	BANCO CRÉDITO E INVERSIONES	US$	145,900	4.3000	Jan 25, 2006	74,774	45	74,819
Dec 06, 2005	BANCO CRÉDITO E INVERSIONES	UF	15,964	6.2000	Mar 07, 2006	286,946	1,240	288,186
Dec 30, 2005	SANTANDER SANTIAGO	Ch$	1,928	-	Jan 30, 2006	1,928	-	1,928

Total			165,244,792	-	-	84,967,661	1,285	84,968,946

35. Accounts payable:

The detail of the accounts payable balance is as follows:

	2005	2004
	ThCh$	ThCh$

Suppliers
Chilean	60,800,675	53,378,613
Foreign	5,011,124	2,857,928
Carrier service	8,406,474	5,485,376
Provision for work in progress	10,034,495	12,028,858

Total	84,252,768	73,750,775

36. Other accounts payable:

The detail of other accounts payable is as follows:

	2005	2004
	ThCh$	ThCh$

Exchange insurance contract payables	3,093,532	40,602,337
Billing on behalf of third parties	2,804,313	2,089,258
Accrued supports	1,005,680	183,262
Others	1,877,962	861,990

Total	8,781,487	43,736,847

Alejandro Espinoza Querol	José Moles Valenzuela
General Accountant	General Manager

Compañía de Telecom unicaciones de Chile S.A. and Subsidiaries
Management’s Discussion and Analysis Of The Consolidated Financial Statements
For the year ended December 31, 2005 and 2004

1. HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

As of December 31, 2005, Telefónica CTC Chile recorded consolidated net income of Ch$25,183 million, whereas in 2004 it preseted net income of Ch$322,847 million. 2004 income includes the effects derived from the sale of the subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a net gain of approximately Ch$314,468 million.

The operating income of Telefónica CTC Chile for 2005 presents a surplus of Ch$87,096 million, 15.2% less than the Ch$102,703 million reached in the year ended December 31, 2004.

The comparison of operating income between 2004 and 2005 includes the effects of the deconsolidation of the subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

For comparison purposes, after excluding the effects of Telefónica Móvil in 2004, as detailed below, the operating margin reaches 15.0% and 17.8% for the year ended December 2005 and 2004, respectively. Operating income decreased by 18.1% due to a 2.8% decrease in revenues and a 1.7% increase in operating costs.

Operating Income for the period excluding T. Móvil

	2004	2005	% Variation

Revenues	597,250	580,710	-2.8%
Salaries	(78,968)	(79,078)	0.1%
Goods and services	(213,025)	(217,881)	2.3%
Total Cost	(291,993)	(296,959)	1.7%
EBITDA	305,257	283,751	-7.0%
Depreciation	(198,945)	(196,655)	-1.2%
Operating Income	106,312	87,096	-18.1%
Operating Margin	17.8%	15.0%

It should be noted that as of May 6, 2004, operating income includes the effects of the tariff decree which is in force until May 6, 2009. Non operating income for the year ended December 31, 2005 shows a deficit of Ch$28,491 million, which compares negatively to the surplus obtained the previous year in the amount of Ch$285,078 million, derived mainly from income obtained on the sale of Telefónica Móvil de Chile S.A. Without considering this effect, there is a positive change from year to year, which is basically due to a decrease in financial expenses associated whit a lower level of debt and better financing conditions, and a positive effect of price-level restatement.

With respect to operating business figures, as of December 31, 2005, Telefónica CTC Chile had a total of 2,440,827 fixed telephone lines, presenting an increase of 0.6% in relation to December 2004. ADSL customers in service reached 314,177, which represents 56.5% gronth in relation to the previous year. Long distance traffic through the network of Telefónica CTC Chile, for which access fees are charged, decreased by 25.9% in domestic long distance (DLD) and 36.2% in international long distance (ILD), reaching 1,582.9 million minutes and 690.5 million minutes, respectively.

As of December 31, 2005, the Company had total staff of 3,910 a 3.6% increase in comparison to December 2004, where the staff was 3,774 persons.

Decrease in Financial Debt

Telefónica CTC Chile has continued to decrease its debt level through amortization and prepayment of loans and renegotiation of interest rates and terms of current loan as well as through the global drop in interest rates. As of December 31, 2005, financial debt amount to Ch$496,316 million, reflecting a 21.3% decrease in relation to the financial debt of Ch$628,352 million recorded as of December 31, 2004. The decrease in the debt levels along with the improved financing conditions and the drop in the value of the dollar translated into a downturn of 47.3% in financial expenses as of December 31, 2005.

Dividend Policy

On September 21, 2004, the Board of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distribution of dividends with a 30% to 100% charge to income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend charged against 2004 net income, for Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose the payment of a final dividend of Ch$58.84591 per share with a charge to net income to the ordinary Shareholders’ Meeting, thereby complying with the aforementioned dividend policy. Similarly they agreed to propose the payment of an provisional dividend of Ch$50.99095 per share, with a charge to retained earnings as of December 2004 at the next Ordinary Shareholders’ Meeting.

The Ordinary Shareholders’ Meeting held on April 14, 2005 approved the distribution of both the final and provisional dividend; the Meeting also revealed the Dividend Policy for 2005 and future years, as mentioned in the first paragraph of this section.

Similarly, on October 27, 2005, the Board of Directors approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 income, equivalent to ThCh$10,528,728 (historical).

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction (here in after the "ministries") issued Tariff Decree No. 169 which they submitted together with the supporting report to the Chilean General Comptroller together with the supporting report.

On June 2, Telefónica CTC Chile made two presentations to the Chilean General Comptroller as part of the process for Tariff Decree No.169. The first presentation denounces manifest mathematical errors in Decree No. 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the Decree. In both presentations the Company expressly reserves the right to take legal action.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, and that furthermore other errors apparently contained in the mentioned Tariff Decree were also corrected.

In turn, the Ministries defended the scaling of access charges of D.S. 169, stating that this action has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

The ministries rejected the claims by Telefónica CTC Chile and Entel, Chilesat and Telmex with respect to the definition and scope of services included in the decree.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller , for the correction of new mathematical errors incurred by the Ministries they corrected the errors informed by Telefónica CTC Chile. They also resubmited their claim regarding the decree.

The Undersecretary of Telecomunications of the Ministry of Transport and Telecommunications ("SUBTEL") once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified other tariffs, including those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex filed new presentations to the Chilean General Comptroller, in which Entel protested the tariffs set by the Ministries regardin to “Adjustment of Civil Works” and on its Telmex accompanied information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller rejected the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No.169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which regulate conditions ( without restrictions as to levels or structure) to the ofter of various plans and joint offers that can be offered by the dominant operators of the local public telephone service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the Authority, without requiring authorization for each plan.

Telefónica CTC Chile started offering different local telephone plans, in order to adapt to customer`s needs.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	December	December	Variation
	2004	2005	Q	%

Lines in Service (end of year)	2,427,364	2,440,827	13,463	0.6%
Total Average Lines in Service	2,406,266	2,451,356	45,090	1.9%
Local calls (millions) (1)	4,615	3,309	(1,306)	-28.3%
Inter-primary DLD Minute(2) (thousands)	2,134,945	1,582,948	(551,997)	-25.9%
Total ILD Minutes(3) (thousands)	1,083,068	690,499	(392,569)	-36.2%
ILD Minute Outgoing (incl. Internet)	673,986	264,583	(409,403)	-60.7%
ILD Minutes Incoming	409,081	425,916	16,835	4.1%
Line Connections	343,318	358,088	14,770	4.3%
ADSL Connections in Service	200,794	314,177	113,383	56.5%
Permanent Personnel Telefónica CTC Chile (4)	2,817	2,945	128	4.5%
Permanent Personnel Subsidiaries (4)(5)	957	965	8	0.8%
Total Corporate Personnel (4)	3,774	3,910	136	3.6%

1.	Does not include calls from public phones owned by the Company.
2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of Telefónica Mundo and Globus 120, for which access fees are charged.
3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.
4.	Include staff with contracts for determined term.
5.	In 2004 Mobile subsidiary personnel is included.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of December 31, 2005)

DESCRIPTION	December	December	Variation
	2004	2005	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,658,661	3,677,580	18,919	0.5%
Projects and Works in Progress	66,121	61,775	(4,346)	-6.6%
Accumulated Depreciation	2,292,122	2,438,857	146,735
NET PROPERTY, PLANT & EQUIPMENT	1,432,660	1,300,498	(132,162)	-9.2%

TABLE No. 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF DECEMBER 31, 2005 and 2004
(Figures in millions of pesos as of 12.31.05)

DESCRIPTION	Jan - Dec	Jan - Dec	Variation (2005 / 2004)
	2004	2005	MCh$	%

OPERATING REVENUES
Fixed telecomunications	437,421	441,476	4,055	0.9%
Basic Telephony	310,645	294,284	(16,361)	-5.3%
Fixed charge (monthly)	152,089	123,539	(28,550)	-18.8%
Variable charge	122,449	96,908	(25,541)	-20.9%
Connections and Other Installations	4,036	3,280	(756)	-18.7%
Flexible Plans	9,005	45,727	36,722	407.8%
Value Added Services	17,702	19,475	1,773	10.0%
Others Basic Telephony Services	5,364	5,355	(9)	-0.2%

Broadband	26,068	42,901	16,833	64.6%
ADSL	19,628	31,919	12,291	62.6%
Internet Connection for Companies	6,440	10,982	4,542	70.5%

Access Charges and Interconnections (1)	32,724	44,004	11,280	34.5%
Domestic Long Distance	10,485	10,344	(141)	-1.3%
International Long Distance	2,908	2,371	(537)	-18.5%
Access Charges Mobile - Fixed	8,023	14,230	6,207	77.4%
Other Interconnection Services	11,308	17,059	5,751	50.9%

Other Local Telephone Services	67,984	60,287	(7,697)	-11.3%
Advertising in Telephone Directories	6,093	5,369	(724)	-11.9%
ISP (Switchboard and Dedicated)	3,230	2,530	(700)	-21.7%
Telemergencia (Security Services)	6,921	8,081	1,160	16.8%
Public Phones	11,228	9,819	(1,409)	-12.5%
Interior Installation and Equipment Rental	32,401	30,687	(1,714)	-5.3%
Equipment Marketing	8,111	3,801	(4,310)	-53.1%

Long Distance	63,807	57,972	(5,835)	-9.1%
Long Distance	25,511	23,268	(2,243)	-8.8%
International Service	24,789	19,464	(5,325)	-21.5%
Network capacity and circuit rentals	13,507	15,240	1,733	12.8%

Corporate Communications	85,890	78,214	(7,676)	-8.9%
Terminal Equipment	14,064	13,378	(686)	-4.9%
Complementary Services	17,305	14,666	(2,639)	-15.2%
Data Services	32,271	28,119	(4,152)	-12.9%
Dedicated links and others	22,250	22,051	(199)	-0.9%

Mobile Communications	137,027	0	(137,027)	S.C.
Mobile Communications (outgoing traffic)	96,954	0	(96,954)	S.C.
CPP Interconnection (2)	40,073	0	(40,073)	S.C.

Other Businesses (3)	4,034	3,048	(986)	-24.4%

TOTAL OPERATING REVENUES	728,179	580,710	(147,469)	-20.3%

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

2. Volume statistics, property, plant and equipment and statements of income, continued

TABLE No. 3
Consolidated statements of income for the years, continued

DESCRIPTION	Jan - Dec	Jan - Dec	Variation (2005 / 2004)
	2004	2005	MCh$	%

OPERATING COSTS	(460,450)	(373,054)	87,396	-19.0%

Salaries	(49,776)	(42,715)	7,061	-14.2%
Depreciation	(227,595)	(189,690)	37,905	-16.7%
Other Operating Costs	(183,079)	(140,649)	42,430	-23.2%
Administration and Selling Costs	(165,026)	(120,560)	44,466	-26.9%

Total Operating Costs	(625,476)	(493,614)	131,862	-21.1%

Operating Income	102,703	87,096	(15,607)	-15.2%

Interest Income	9,620	7,985	(1,635)	-17.0%
Other Non-operating Income	492,607	3,106	(489,501)	-99.4%
Income from Investment in Related Companies (4)	562	1,680	1,118	198.9%
Interest Expenses	(55,999)	(29,501)	26,498	-47.3%
Amortization of Goodwill	(145,457)	(1,584)	143,873	-98.9%
Other Non-operating Expenses	(25,559)	(13,077)	12,482	-48.8%
Monetary correction	9,304	2,900	(6,404)	-68.8%

Non-operating Income	285,078	(28,491)	(313,569)	C.S.

Income before Income Tax	387,781	58,605	(329,176)	-84.9%

Income taxes	(64,641)	(33,392)	31,249	-48.3%
Minority Interest	(293)	(30)	263	-89.8%

NET INCOME (5)	322,847	25,183	(297,664)	-92.2%

(1)	Due to accounting consolidation does not include access charges of Telefónica Mundo and Globus.
(2)	Corresponds to income recorded in Telefónica Móvil.
(3)	Includes revenues from T-gestiona, Telepeajes and Tecnonáutica.
(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(5)	For comparative purposes certain reclassifications have been made for 2004 statements of income.

3. ANALYSIS OF NET INCOME FOR THE YEAR

3.1 Operating Income

As of December 31, 2005, operating income amounted Ch$87,096 million, which represents a 15.2% decrease with respect to the previous year. This decrease shows an extraordinary change associated with lower income and higher costs related to the correspondent business, among other effects.

Operating Revenues

Operating revenues for the year amounted to Ch$580,710 million, a decrease of 20.3% in relation to prior year operating revenues of Ch$728,179 million.

This variation was prima rely due to the fact that 2005 does not include revenues from mobile services as a result of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004. In addition, there was a decrease in long distance revenues and in revenues from corporate communications, partly offset by an increase in revenues from fixed telecommunication services.

Revenues from Fixed Telecommunication Services: These revenues show a 0.9% increase, due to the effects of a 5.3% drop in basic telephone services in respect to the previous year, derived from the 20.9% decrease in the level of variable charge, which shows the effect of lower revenues derived from the application of the new tariff decree, the downturn in traffic per line and the migration of customers to flexible plans recorded in 2005. Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased 18.8% mainly as a product of the incorporation of customers to flexible plans, which is offset by the effect of higher income due to the application of the new tariff decree. Consequently the incorporation of customers to flexible plans positively contributed to the Ch$36,722 million increase in revenues. Revenues from connections and other installations dropped 18.7% with respect to the previous year, whereas value added services grew by 10.0% partly due to an increase in advanced corporate services. Other basic telephony services revenues dropped by 0.2% .

Broadband services increased by 64.6% in the period from January to December 2005, for a total of Ch$42,901 million compared to Ch$26,068 million the prior year.

Access charges and interconnections increased by 34.5%, mainly due to the 50.9% increase in other interconnection services, in particular media rental services, carrier information and connection services, and unbundling services, together with a 77.4% increase in mobile and fixed access charges. It should be noted that these increases are influenced by the recognition in 2005 of income from services generated by Telefónica Móvil. There was an 18.5% drop in revenues from international long distance and a 1.3% drop in domestic long distance.

Other fixed telephone services decreased by 11.3%, equivalent to Ch$7,697 million explained fundamentally by the Ch$4,310 million decrease in revenues from commercialization of equipment and Ch$1,714 million in revenues from interior installations and equipment rental.

Long Distance: Long distance revenues services decreased by 9.1% in comparison to 2004, due to a decrease of 8.8% and 21.5% in DLD and ILD, respectively, which was influenced by a decrease in average outgoing long distance prices, a 10.3% drop in DLD traffic and a 2.2% drop in outgoing ILD traffic, added to the extraordinary effect of lower revenues due to the new valuation of correspondents. The above is partly offset by the incorporation of revenues from media and circuit rental to Telefónica Móvil de Chile, as of July 2004.

Corporate Communications: Corporate communications revenue shows an 8.9% decrease in respect to the previous year, mainly d ue to a drop in all lines of business: 15.2% in revenues from complementary services; 4.9% in revenues from sale of terminal equipment and 12.9% in data services. This was partly offset by a 0.9% increase in revenues from circuits and others.

Mobile Communications: No revenues for this concept have been recorded in 2005 since this business was deconsolidated due to the sale of Telefónica Móvil de Chile S.A. in July 2004. In 2004 these revenues amounted to Ch$137,027 million.

Other Businesses: Revenue from other businesses shows a 24.4% decrease mainly due to decrease in revenues from the subsidiary Telepeajes (teletoll services).

Operating Costs

Operating costs for the period amounted to Ch$493,614 million, decreasing by 21.1% in relation to 2004, when they amounted to Ch$625,476 million. Honever, after separating the effect of Móviles, consolidated operating cost amounted to Ch$486,948 increasing by 1.4% in relation to 2004.

The above is mainly explained by the extraordinary adjustment made for the concept of correspondents, which is offset by a trend of falling expense levels, basically in goods and services, remuneration and depreciation due to the efforts put into the efficient use of resources applied by the Company in the last few years.

3.2 Non-operating Income

Non-operating income for the year ended December 31, 2005 shows a deficit of Ch$28,491 million, whereas in the previous year non-operating income amounted to Ch$285,078 million. The change in non-operating income is broken down as follows:

Interest income shows a decrease of 17.0%, mainly because in 2004 the greater volume of funds available from the sale of the mobile subsidiary was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$3,106 million, which is lower than the Ch$492,607 million reached in 2004. This is mainly due to net income generated by the sale of Telefónica Móvil de Chile and the sale of the participation in the ownership of Publiguías recorded in 2004.

Interest expenses decreased by 47.3% in 2005, mainly due to lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$143,873 million decrease in relation to 2004, mainly due to amortization of goodwill of the subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses decreased by 48.8%, derived mainly from lower restructuring costs, retired assets and depreciation of assets that are out of service. These effects were offset by higher expenses in 2005 than in 2004, due to agreements reached in lawsuits, retirement of out of service assets and unrecovered taxes.

Price-level restatement in 2005 shows a net gain of Ch$2,900 million, mainly due to the variations experienced in the CPI, unidad de fomento and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 79% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy was largely able to neutralize the effect of the exchange rate variation in 2004 and 2005.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

3. Analysis of net income for the year, continued

3.3 Net Income

Net income in 2005 amounted to Ch$ 25,183 million, whereas in 2004 net income was Ch$322,847 million. The lower income obtained in 2005 in comparison to 2004 is derived from a 15.2% operating surplus and the decrease in non-operating deficit equivalent to Ch$313,569 million, which basically was due to the sale of Telefónica Móvil de Chile S.A.. Both effects are offset by the lower level of income taxes, which in 2004 was influenced by the tax on the sale of the subsidiary Telefónica Móvil.

4. RESULTS BY BUSINESS AREA

Fixed Telecommunication Business: Recorded net income of Ch$11,967 million as of December 31, 2005, comparatively lower than the surplus of Ch$302,860 million recorded in 2004, due to lower non-operating income and lower taxes derived mainly from the sale of the mobile subsidiary in 2004, offset by the improved operating result of 2005 in relation to 2004.

Corporate Communications Business: This business contributed net income of Ch$10,778 million, a 34.2% decrease in relation to 2004 which presents net income of Ch$16,371 million, due mainly to 31.0% lower operating income.

Long Distance Business: As of December 31, 2005 presented net income readched Ch$1,612 million, lower than 2004 which amounted to Ch$10,709 million. This variation is produced mainly by a 70.3% drop in operating income, mostly due to the extraordinary adjustment due to changes experienced in international businesses.

Mobile Business: Only 2004 income is presented (loss of Ch$8,212 million) due to the deconsolidation of Telefónica Móvil de Chile S.A. in July 2004.

Other Businesses: The businesses as a whole generated net income of Ch$826 million and operating income of Ch$810 million in the year ended December 31, 2005, whereas during the previous year they recorded net income of Ch$1,118 million, with operating income of Ch$1,371 million. These businesses mainly include Telepeajes (teletoll services), Tecnonáutica and T-gestiona.

REVENUES AND COSTS BY BUSINESS
As of December 31, 2004 and 2005
(Figures in millions of pesos as of 12.31.05)

	Fixed		Corporate		Long Distance		Mobile Telephony		Others
	Telecomunications		Communications
	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec	Jan-Dec
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Operating Revenues	507,440	501,197	105,122	87,982	90,696	79,090	141,806	-	19,299	17,780
Revenues	437,421	441,476	85,890	78,214	63,807	57,972	137,027	-	4,034	3,048
Intercompany Transfers	70,019	59,721	19,232	9,768	26,889	21,118	4,779	-	15,265	14,732

Operating Expenses	(446,871)	(439,019)	(84,089)	(73,477)	(70,752)	(73,159)	(145,370)	-	(17,928)	(16,970)
Payroll	(60,795)	(59,678)	(9,445)	(10,575)	(3,072)	(2,620)	(8,886)	-	(5,655)	(6,204)
Depreciation	(176,103)	(176,167)	(11,954)	(9,692)	(10,733)	(10,624)	(37,177)	-	(177)	(171)
Goods and Services	(136,393)	(144,408)	(21,334)	(19,574)	(40,563)	(44,756)	(93,254)	-	(9,932)	(9,144)
Intercompany Transfers	(73,580)	(58,766)	(41,356)	(33,636)	(16,384)	(15,159)	(6,053)	-	(2,164)	(1,451)

Operating Income	60,569	62,178	21,033	14,505	19,944	5,931	(3,564)	-	1,371	810

Financial Expenses	(55,469)	(29,484)	(41)	(7)	(1)	(4)	(485)	-	(3)	(6)
Other Income and Expenses	346,363	4,125	(362)	(1,230)	(4,445)	(1,740)	(352)	-	(128)	(143)
Intercompany Transfers	9,148	1,604	198	854	(802)	1,114	(5,199)	-	5	98

Non-operating Income	300,042	(23,755)	(205)	(383)	(5,248)	(630)	(6,036)	-	(126)	(51)

R.A.I.I.D.A.I.E (*)	592,183	244,074	32,823	23,821	25,430	15,929	28,062	-	1,425	936

Taxes and Others	(57,751)	(26,456)	(4,457)	(3,344)	(3,987)	(3,689)	1,388	-	(127)	67

Income After Taxes	302,860	11,967	16,371	10,778	10,709	1,612	(8,212)	-	1,118	826

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
As of December 31, 2004 and 2005
(Figures in millions of pesos as of 12.31.05)

The following table shows the contribution of each business area to corporate results:

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

5. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(figures in millions of pesos as of December 31, 2005)

DESCRIPTION	Jan-Dec	Jan-Dec	VARIATION
	2004	2005	MCh$	%

Net cash from operating activities	229,909	221,613	(8,296)	-3.6%
Net cash from financing activities	(882,679)	(201,170)	681,509	-77.2%
Net cash from investing activities	786,751	(86,439)	(873,190)	-111.0%
Effect of inflation on cash and cash equivalents	(6,576)	(1,542)	5,034	-76.6%
Net change in cash and cash equivalents for the year	127,405	(67,538)	(194,943)	-153.0%

The negative variation of Ch$ 67,538 million in cash flows for 2005 as compared to the positive variation of Ch$127,405 million in 2004 is mainly due to resources obtained on the sale of the subsidiary Telefónica Móvil in 2004, presented as cash flows from investing activities. Therefore, during 2004, cash flows were allocated to amortization and prepayment, in order to decrease the financial debt of Telefónica CTC Chile, and to the payment of dividends, which are presented within financing activities. During 2005 this policy of decreasing financial debt and distributing dividends has continued, which partly explains the negative net variation in cash and cash equivalents.

6. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-DEC		JAN-DEC
	2004		2005

LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)	1.21		0.97
Cash Ratio
(Most liquid assets / Current Liabilities)	0.25		0.33

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)	0.92		0.84
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.62		0.58
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	7.75		2.72

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
Operating Income / Operating Revenues)	14.1%		15.0%
Operational Income Return
(Operating Income / Net Property, Plant and Equipment (1))	5.3%		6.2%
Net Income per Share
(Net Income / Average number of paid shares each year)	$323		$26.3
Return on Equity
(Income / Average shareholders’ equity)	27.0%		2.60%
Return on Assets
(Income/Average assets)	14.0%		1.38%
Operating Assets
(Net income / Average operating assets (2))	19.13%		1.85%
Return on Dividends
(Paid dividends / Market Price per Share)	42.4%		10.8%

ACTIVITY INDICATORS
Total Assets	MCh$	1,962,827	MCh$	1,708,800
Sale of Assets	MCh$	215,450	MCh$	1,318
Investments in other companies and property, plant and equipment	MCh$	87,30	MCh$	76,402
Inventory Turnover
(Cost of Sales / Average Inventory)	3.48		2.78
Days in Inventory
(Average Inventory / Cost of sales times 360 days)	103.5		129.6

(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets.

From the previous table we emphasize the following:

The current radio shows a decrease due to the write-off of current assets equivalent to 27.8%, whereas current liabilities decreased by 9.7%, due to a decrease in the financial debt in comparison to December of the previous year. Both issues were influenced by the effects of the deconsolidation of the mobile subsidiary. On the other hand, this lower current ratio, that is current asset divided by current liabilities, is basically explained by the reclassification of the Yankee bonds to the short-term since both series of bonds will be paid during 2006. The Company has contemplated covering those obligations with cash flows generated from its operations.

The decrease in the debt ratio is explained by a 16.9% drop in the level of demand liabilities whereas shareholders’ equity decreased by 9.3%, mainly due to distribution of retained earnings through the payment of dividends.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY´S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero, that have a market value, which compared to the book value is not significant with respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding . provisions have been set up, when the market value is less than the book value.

8. REGULATORY ASPECTS

Fixed Telephony Tariff Decree
Decree No. 187 was in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, and expired on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, . Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003 Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a free tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC Chile presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. Resolution No. 686 rejects the petition for freedom of rates for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Antitrust Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which provided that notwithstanding the tariff setting by the administrative authority, the dominant operators could offer lower rates or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Bases. Telefónica CTC Chile formulated 84 objections to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Commission of Experts as established by the law and in the Regulations that govern the procedure, advertising and participation of the rate setting process.

The Commission of experts was officially formed on June 17 and was composed of experts designated by Telefónica CTC Chile and Subtel. The commission issued its report on July 17, 2003, making a unanimous pronouncement on all the objections, with the exception of one objections, the pronouncement on which was supported by a mayority opinion.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Bases ("TEB") that will govern the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate objections to the Preliminary TEB. Consequently, Subtel dictated the Final Technical Economic Bases for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Tariff Study. Telefónica CTC Chile requested the formation of a Commission of experts, which was officially formed on March 12, 2004. The Commission issued its report on April 2, 2004, making a pronouncement on the rules on the queries by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on amendments and reiterations of the Tariff Study, incorporating the recommendations of the Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Tariff Decree No. 169 which they submitted along with the supporting report to the Chilean General Comptroller for the recording process. On June 2, 2004, Telefónica CTC Chile presented to the Chilean General Comptroller two presentations within the recording process of Tariff Decree No. 169. The first denounces manifest mathematical errors included in Decree No. 169, requesting that the controlling organization correct them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take legal action.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, to the assigment of cost of alles charges and the criteria for cost assignation of the different tariff.

On December 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries reported that as results of their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, and in addition other errors apparently contained in the tariff decree.

In turn, the Ministries defended the scaling of access charges of Tariff Decree No. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the definition and scope of services included in the decree. The Ministries rejected the complaints filed by Telefónica CTC Chile, Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller, in order to request the correction on of new mathematical errors incurred by the Ministries precisely at the time of corrections the errors informed by Telefónica CTC Chile. At the same time, the Company resubmitted their complaints regarding certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works” . Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex submitted new presentations to the Chilean General Comptroller, in which Entel complained about the tariffs set by the Ministries in respect to “Adjustment of Civil Works” and Telmex attached information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller rejected the complaints regarding conceptual aspects presented by Telefónica CTC Chile and did not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new tariffs to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in as much as it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local public telephone service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, in addition the plan regulated by the authority, as per the conditions defined by the respective authority.

Telefónica CTC Chile started commercializing the different plans for local public telephone service, so that the interested public can choose an alternative that is different to the rate structure defined by the regulator.

Mobile Telephony Tariff Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil presented the Tariff Study to set the tariffs for services subject to tariff setting.

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for recording by the Chilean General Comptroller, together with the supporting report.
On April 12, 2004, the Chilean General Comptroller recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

8. Regulatory Aspects, continued

Modifications of the Regulatory Framework

Extension of the length of the public telephone services subscriber number.
By means of Resolution No. 1120, of December 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend by one digit the local telephone numbers in the Primary Zones of Valparaiso and Concepción. The extension for Santiago and the rest of the zones was deferred. In addition, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified defining the virtual mobile area code to identify the mobile network as the number 9.

Attention of customer complaints by telephone and free communications for emergency services
Decree No.590 issued by the Ministry of Transport and Telecommunication establishes communications free of charge to emergency service numbers 131, 132 and 133 and communications to emergency services are exempt from disconnection of service; it establishes the obligation of the telephone companies to attend to complaints over the telephone and defines a new special number for telephone complaints (105). Telefónica CTC Chile had already incorporated such free of charge communications as of May 6, 2004, in accordance with tariff decree No. 169 and in turn, telephone complaints have been operating since the end of 2000 through the special 107 number. In relation to the enabling of communication with emergency services from a line which has been disconnected, Telefónica CTC Chile enabled telephone lines that depend on switchboards that currently have the capacity and functions necessary to maintain availability of access to emergency services even in case of service disconnection due to breach by the subscriber.

New format of Single Telephone Bill.
Decree No.510 issued by the Ministry of Transport and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April, 2005 to apply the dispositions established in the mentioned decree.

On January 12, Telefónica CTC Chile requested from Subtel the approval of the contents and design of the new Single Telephone bill in conformity with the mentioned Decree No. 510.

Outside of the specified comment period the Subtel made observations to the proposal made by Telefónica CTC Chile, ordering them to be rectified before issuance to the public, in addition to issuing an Official Circular with instructions for applying the Regulation.

Telefónica CTC Chile filed a complaint before the Chilean General Comptroller against Subtel pertaining to the legality of infringing on . the standard that establishes that after 30 days, the proposal made by the concessionary will be understood to be fully approved, which did in fact occur and that is not recognized in the pronouncement.

On August 30, 2005, Subtel responded to the Chilean General Comptroller with respect to the legality complaint filed by Telefónica CTC against the acts of Subtel which made observations on the new model of the Single Telephone Bill outside of the specified comment period.

In its report, Subtel recognizes that it made observations outside of the specified comment period, and formulates its defense on the basis that Telefónica CTC Chile’s model of telephone bill is not in accordance with the legal ordinance.

On October 6, Telefónica CTC Chile presented a writ before the Chilean General Comptroller answering the arguments made by Subtel in its report. As support for the legal thesis stated in the complaint, Telefónica CTC Chile attached a Legal Report to the Chilean General Comptroller from the Administrative Law Professor, which confirms the relevance of the complaint that was filed.

With this information the Chilean General Comptroller must decide whether it accepts or rejects the complaint filed; the pronouncement from the controlling organization is still pending.

Technical Standard that classifies complementary services into categories.
By means of Exempt Resolution No. 1319, of October 6, 2004, the Subtel established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

Telefónica CTC Chile made the adjustments to its network to enable, among other aspects, numbering of the complementary Internet narrowband access service, the deadline for which is April 8, 2006.

Public consultation of regulation projects.
In July and August 2004, Subtel started making public inquiries to the relevant parties of the telecommunications sector in respect with proposals for regulations regarding Network Unbundling and IP Telephony.

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the Tariff Decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by the Chilean Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, wich is provided using the existing broadband infrastructure, which fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), and which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attack on the development of the industry since it discourages investment in new infrastructure and in broadband.

As of December 31, 2005, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

Lawsuit against the State of Chile
On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had purpose other than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing which involves an end to the discussion and evidence. A sentence as expected to be declared in the following months.

Voissnet makes a claim before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and files a suit before the Antitrust Commission, both against Telefónica CTC Chile
On January 20, 2005, Telefónica CTC Chile responded to the accusation made by Voissnet filed with the National Economic Attorney General’s Office for alleged events which in its opinion violate free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC Chile.

On March 14, 2005 Telefónica CTC Chile responded to the complaint filed by Voissnet with the Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed with the National Economic Attorney General’s Office. Voissnet’s intenti is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the claims made by voissnet, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISPs through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a counter suit against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts to limit free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica CTC Chile, questioning the contractual restrictions imposed by Telefónica CTC Chile.

On April 8, 2005, Voissnet answered the countersuit filed by Telefónica CTC Chile, stating that it will be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be received for evidence, but a date would be set to hear the case.

Telefónica CTC Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it, receiving the case for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica CTC Chile, ratifying that in this case only legal and not factual aspects must be clarified.

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

8. Regulatory Aspects, continued

On August 16, 2005, Telefónica CTC Chile was notified of the requirement filed against it by the Economic National Attorney General`s Office, based on the same conducts alleged by Voissnet against Telefónica CTC Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica CTC has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony. That the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service. That Telefónica CTC Chile be fined 350 unidades tributarias anuales, o and fine the TDLC in justice determines, and payment of the costs of this case, and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica CTC Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited for last August 11 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica CTC Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the FNE for reinstatement, the Court modified the originally defined points of evidence.

On December 15, 2005, Telmex Servicios Empresariales S.A. became a party to the process as a third party interested in the results of the lawsuit, stating to the TDLC that in accordance with current legislation, the broadband voice services provided by Voissnet are a public telecommunications service, and therefore there is no reason that in their provision they are exempt from the regime applicable to all local telephone operators.

On December 20, 2005, the TDLC began hearing evidence from witnesses, with Voissnet providing evidence first followed by the FNE and finally Telefónica CTC Chile. Likewise, on December 27, 2005, the parties filed their technical economic reports.

During January 2006, the TDLC will hear the declarations of the three parties involved in the lawsuit.

Setting Rates for Post Rental
Telefónica CTC Chile together with other telecommunications companies presented objections before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to rental of posts, proposing an annual rate for each post rental of approximately 0.02 U F.

Similarly, the electric distribution companies also presented before the Panel of Experts their objections regarding the post rental rates proposed by the National Energy Commission (NEC) proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefonica CTC Chile and the rest of the telecommunications companies that submmited objections to the Panel of Experts, presented their observations of the objections formulated by the electric companies.

The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the ruling of the Panel of Experts, which made a pronouncement on the objections formulated by the electric and the telecommunications companies against the Technical Report of the CNE. The ruling of the Panel of Experts opted for the amount proposed by the NEC, including the service of post rental.

Chilectra S.A. also filed an appeal with the Chilean General Comptroller regarding the legality of the tariff process. The same was done by the electric companies, ASEP and Chilquita, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

Last September 16, 2005, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services.

On December 6, 2005, the Chilean General Comptroller returned the decree to the Ministry of Economy, without recording since it deemed that it lacks legality since tariffs must be established during the tariff setting process completed in November 2004, for a 4-year term.

On December 14, 2005, the Ministry of Economy and the National Energy Commission filed an appeal before the Chilean General Comptroller. A pronouncement from the controlling entity is still pending.

Telefónica CTC Chile filed a motion for protection against the decision of the Comptroller before the Santiago Court of Appeals, which was accepted for processing by the court. In the next few days the Comptroller must issue the report requested by the Court of Appeals regarding the motion filed by Telefónica CTC Chile.

Public bidding process to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz frequency band
On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica CTC Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

The resolution that awards Telmex the national wireless local public telephone service concession was published in the Official Gazette on December 16, 2005 and the resolutions awarding VTR the regional concessions excluding Regions XI and XII, of the bidding process were published on December 21, 2005.

Telefónica CTC Chile is the only bidder for the projects corresponding to Regions XI and XII, and presented guarantee deposits for faithful, complete and timely compliance with the technical project, procedure prior to the awarding of the concessions for the mentioned regions.

Telefónica CTC Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Furthermore, Telefónica CTC Chile filed a public law motion to vacate in respect to the preferential rights of VTR.

Permit for limited television service
Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications granted Tecnonaútica S.A., a limited satellite television service permit to operate throughout the national territory, which complements the authorization that Tecnonaútica S.A. has to provide limited television service through the XSDL broadband network.

9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry

During 2005, the Telecommunications industry maintained the dynamism that characterizes it, with emphasis on the evolution of the mergers and acquisition processes of operators and continuity of the constant changes in consumer choices for telecommunications services, particularly broadband development.

It is estimated that lines in service as of December 2005 reached approximately 3.5 million, reflecting a 3.7% increase in respect to as of December 2004, derived mainly from prepaid telephone services which represent approximately 17% of total lines. Voice services show variations of approximately -7% in local, -13.1% in DLD and -5.6% in ILD in respect to the previous year.

It is estimated that as of December 2005 the mobile telephone market reached a total of 11.2 million subscribers, which represents acumulative growth of 19% with respect to December 2004.

The Internet market shows a migration from narrowband to broadband, with a 46% decrease in the narrowband market with a total estimated 4,150 million minutes and a 46% increase in the broadband market, which as of December 2005, amounts to 739,000 access points, 55% with ADSL technology.

Relevant aspects in the competitive areas

GTD acquires Manquehue Net S.A.
On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, Manquehue Net S.A notified the Chilean Securities and Exchange Comissions that GTD Grupo Teleductos S.A through its subsidiaries GTD Teleductos S.A and GTD Telesat S.A. purchased all the shares of Manquehue Net S.A. there by acquiring control of the company.

América Móvil acquires Smartcom
On August 3, 2005 América Móvil announced the acquisition of 100% of the ownership of the Endesa Spain Group in Smartcom, The company value involved in the operation was US$ 472 million. América Móvil is associated with Tel mex Corp. S.A.

Telecom Italia sells its participation in Entel S.A.
On January 24, 2005, Almendral S.A communicated to the Chilean Securities and Exchange Comissions the completion of negotiations with Telecom Italia, for the acquisition of their participation in Entel Chile

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of Entel S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share

Liberty Media takes control of United Global Com, Parent Company of VTR and merges its operations in Chile
On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with Claro Group, announced the takeover by the management of United Global Com, owner of 100% of VTR Chile. After the operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, subject to compliance of a series of corporate conditions, of distribution of contents, prices,

Management’s Discussion and Analysis Of The Consolidated Financial Statements, continued

9. Analysis of Markets, Competition and Relative Participation

quality of service and opening cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect with merger restrictions.

On July 1, 2005 VTR began unifying its program offer for VTR and former Metrópolis customers.

Telefónica Móviles S.A. acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile
On March 8, 2004, Telefónica Móviles S.A. announced the agreement to purchase the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile business of Bellsouth in Chile which operates with a 25 Mhz spectrum on the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Telefónica CTC Chile unanimously_ accepted the association offer made by Telefónica Móviles S.A., for . the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders Meeting.

On July 15, 2004, the shareholders’ meeting to decide on the sale of the mobile subsidiary of Telefónica CTC was held. At this meeting a counteroffer was made by the shareholders such that Telefónica Móviles S.A would pay for the taxes derived from the operation.

On July 23, 2004, the contract was signed for the sale of all the shares of the subsidiary, with which Telefónica CTC no longer participates in the mobile business.

Telefónica Móviles S.A. consult Antitrust Commision on the purchase of Bellsouth
Telefónica Móviles S.A., subsidiary of Telefónica S.A. presented to the Antitrust Commision an inquiry regarding the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

On January 4, 2005 the Antitrust Commission resolved to approve the consultation of Telefónica Moviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, any joint offer of services for fixed and mobile telephone services commercialized by the merged company and which, considers fixed telephone services provided by Telefónica CTC Chile, will be understood to be a joint offer made by the latter, which therefore must be governed by Decree No. 742 issued by the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móviles S.A, subsidiary of Telefónica S.A. launched "Movistar" in Chile, grouping under this brand the mobile subsidiary purchased from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust Commission in January 2005.

Analysis of relative participation

Local Telephone Service
This market contemplates providing local telephone services within the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by Subtel.

Currently 10 companies with 13 brands participate in this market, including three rural operators. The penetration rate as of December 2005 was on the order of 21.1 lines per 100 residents. Telefónica CTC Chile has approximately 71% of the fixed telephone lines as of December 2005.

Long Distance
This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a 13.8% drop in the fourth quarter of 2005 in respect to the fourth quarter of 2004. In the same period a decrease of 6.0% is estimated in the ILD market. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo and GLOBUS 120, reached an estimated market share of 45.7% in domestic long distance and 33.2% in outgoing international long distance in the fourth quarter of 2005. When considering market shares accumulated from January to December of 2005, Telefónica CTC Chile obtains 46.2% of the Domestic Long Distance market and 32.5% of the International Long distance Market.

Corporate Communications
This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for Internet service providers (ISPs). It also includes commercialization of advanced equipment (multiple lines and PABX, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least

10 companies, reaching a market share in income of approximately 43% accumulated as of the third quarter of 2005, including sale of advanced equipment to companies.

Mobile Communications
Mobile communications includes the provision of mobile communication services (cellular telephone, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking and is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed mobile traffic increased by 5% in the period from January to December 2005 in respect to the same period the previous year, the upward tendency continues mainly due to the increase in mobile subscribers. Mobile-fixed traffic increased by 3% in the same period.

Pay TV
In the pay television market there is one dominant operator due to the merger of VTR and Metrópolis Intercom who altogether have over 90% of the pay TV market with 743,900 connections as of September 2005, two satellite TV operators and close to 20 cable TV operators in specific areas, which as a group do not exceed 10% of the market.

Internet Access
In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of traffic. IP traffic (switchboard) accumulated from January to December 2005 on the network of Telefónica CTC Chile reached 3,267 million minutes, with a 32% drop with respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model to in the ISP industry. As of December 2005, Telefónica CTC Chile’s broadband connections in service reached 314,177 a growth of 56% with respect to December 2004, achieving an estimated broadband market share of 43% as of December 2005, considering speeds equal to or exceeding 128 kbps.

Other Businesses
Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2005 has approximately 24% of the market share considering it owns 10,057 public telephones. Additionally, Telefónica CTC Chile has another 12,949 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of December 2005 it is estimated that Telefónica CTC Chile has a market share of 31% in this service.

10. ANALYSIS OF MARKET RISK

Financial Risk Coverage
With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations
The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange hedges.

As of December 31, 2005, the interest bearing debt in original currency expressed in dollars was US$979.1 million, including US$716.4 million in financial liabilities in dollars, US$151.3 million in debt expressed in “unidades de fomento” and US$ 111.4 million of debt in Chilean pesos. In this manner US$716.4 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company had Cross Currency Swaps, dollar/UF, dollar/peso exchange hedges and assets in dollars that resulted, as of 2005 year-end in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations
The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2005, the Company had debt at variable interest rates Libor and TAB mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2005 this has allowed the Company to end with an exposure of 21% of the total interest bearing debt.

INDIVIDUAL FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Contents

Report of Independent Auditors
Balance Sheets
Statement of Income
Statement of Cash Flow
Notes to the Financial Statements

ThCh$	: Thousands of Chilean pesos.
UF	: The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate
is fixed in advance based on the change in the Chilean
Consumer Price Index of the previous month.
ThUS$	: Thousands of US dollars.

Compañía de Telecomunicaciones de Chile S.A
Independent Auditors' Report

Report of Independent Auditor
(Translation of a report originally issued in Spanish —See Note 2)

To the Partners of
Compañia de Telecomunicaciones de Chile S.A.

We have audited the accompanying balance sheets of Compañia de Telecomunicaciones de Chile S.A. (the "Company") as of December 31, 2005, ands the related statements of income and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements Compañia de Telecomunicaciones de Chile S.A. for the year ended December 31, 2004 were audited by other auditors, who issued an unqualified opinion in their report dated January 21. 2005. The attached Relevant Events do not form a part of these financial statements; therefore our report does not extend to them.

We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether, the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well us evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements have been prepared to reflect the individual financial position of Compañia de Telecomunicaciones de Chile S.A., based on the accounting principles described in Note 2 b). before the line by line consolidation of the financial statements of the subsidiaries detailed in Note 11. Consequently, for adequate interpretation, the individual financial statements should be read and analyzed in conjunction with the consolidated financial statements of Compañia de Telecomunicaciones de Chile S.A. and suhoiWodoo, which are required by generally accepted accounting principles in Chile.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compañia de Telecomunicaciones de Chile S.A. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with the principles described in Note 2b).

Compañía de Telecomunicaciones de Chile S.A.
Balance Sheets
December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

ASSETS	NOTES	2005	2004
		ThCh$	ThCh$

CURRENT ASSETS
Cash		4,601,092	4,764,599
Time deposits	(32)	84,604,013	54,764,408
Marketable securities, net	(4)	15,747,311	26,605,946
Accounts receivable, net	(5)	102,180,321	96,828,041
Notes receivable, net	(5)	2,437,392	3,731,780
Other receivables	(5)	12,199,484	21,830,240
Accounts receivable from related companies	(6 a)	40,469,396	51,828,263
Inventories, net		1,506,344	5,478,365
Prepaid expenses		2,095,680	2,335,655
Deferred taxes	(7 b)	9,405,821	12,405,689
Other current assets	(8)	10,363,289	113,237,803

TOTAL CURRENT ASSETS		285,610,143	393,810,789

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		26,502,648	26,501,547
Buildings and improvements		187,866,984	187,326,130
Machinery and equipment		2,878,322,465	2,855,531,781
Other property, plant and equipment		220,202,697	210,645,262
Technical revaluation		7,040,477	7,072,320
Less: Accumulated depreciation		2,204,345,220	2,060,540,139

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,115,590,051	1,226,536,901

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	234,113,650	271,462,265
Investments in other companies		4,093	4,093
Goodwill	(12)	17,219,757	18,557,004
Other receivables	(5)	8,907,032	11,655,719
Accounts receivable from related companies	(6 a)	21,637,725	21,702,952
Intangibles		11,826,671	3,723,258
Less: Accumulated amortization		4,469,437	1,927,434
Others	(13)	13,073,174	14,222,684

TOTAL OTHER LONG-TERM ASSETS		302,312,665	339,400,541

TOTAL ASSETS		1,703,512,859	1,959,748,231

The accompanying notes 1 to 34 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Balance Sheets
December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

LIABILITIES	NOTES	2005	2004
		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	-	20,180,217
Short-term portion of long-term debt	(14)	1,319,583	16,075,391
Commercial paper	(16 a)	57,086,999	35,997,599
Current maturities of bonds payable	(16 b)	111,373,292	79,148,971
Current maturities of other long-term obligations		16,515	33,291
Dividends payable		1,656,126	1,777,212
Trade accounts payable	(33)	58,807,430	48,684,247
Other payables	(34)	8,029,713	43,407,847
Accounts payable to related companies	(6 b)	70,375,534	72,325,210
Accruals	(17)	7,364,721	5,065,400
Withholdings		10,169,452	10,440,003
Income taxes		2,790,775	33,802,751
Unearned income		5,925,220	7,109,557
Other current liabilities		4,435,789	837,690

TOTAL CCURRENT LIABILITIESS		339,351,149	374,885,386

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(15)	320,150,450	352,511,549
Bonds payable	(16 b)	12,197,201	132,438,266
Other accounts payable		25,478,768	2,257,849
Accounts payable to related companies	(6 b)	2,479,847	2,418,415
Accruals	(17)	28,943,648	25,021,732
Deferred taxes	(7 b)	49,111,506	49,648,774
Other liabilities		225,267	239,891

TOTAL LONG-TERM LIABILITIESS
		438,586,687	564,536,476

SHAREHOLDERS’ EQUITY	(19)
Paid-in capital		912,692,729	912,692,729
Other reserves		(1,751,241)	(1,282,207)
Retained earnings		14,633,535	108,915,847
Retained earnings		-	50,563,380
Net income		25,183,320	322,847,306
Less: Interim dividend		10,549,785	264,494,839

TOTAL SHAREHOLDERS’ EQUITY		925,575,023	1,020,326,369

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,703,512,859	1,959,748,231

The accompanying notes 1 to 34 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Statements of Income
For the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

OPERATING INCOME
		20055	2004
		ThCh$	ThCh$

Operating revenues		439,029,928	441,371,263
Less: Operating costs		284,155,806	288,823,796

Gross profit		154,874,122	152,547,467

Less: Administrative and selling expenses		105,038,441	104,032,639

OPERATING INCOME		49,835,681	48,514,828

NON-OPERATING RESULTS:

Interest income		9,085,584	15,438,163
Equity participation in income of equity-method investees	(11)	21,834,129	33,906,728
Other non-operating income	(20 a)	5,820,914	495,964,677
Equity participation in losses of equity-method investees	(11)	1,245,213	9,690,336
Less: Amortization of goodwill	(12)	1,337,247	145,168,253
Less: Interest expense and other		32,129,991	55,704,025
Less: Other non-operating expenses	(20 b)	8,233,564	16,420,699
Price-level restatement, net	(21)	3,259,676	(3,836,239)
Foreign currency translation, net	(22)	2,217,348	15,419,785

NON-OPERATING (LOSS) INCOME, NET		(728,364)	329,909,801

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		49,107,317	378,424,629
Income taxes	(7 c)	(23,923,997)	(55,577,323)

NET INCOME		25,183,320	322,847,306

The accompanying notes 1 to 34 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	2005	2004
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	218,746,294	143,933,951

Net income	25,183,320	322,847,306

Sales of assets :	-	(488,308,005)

Loss on sales of property, plant and equipment Gain on sales of investments (less)	-	10,483
Loss on sales of investments (less)	-	(488,318,488)

Charges ( credits ) to income that do not represent cash flows	154,788,430	302,310,023

Depreciation for the year	158,657,166	165,233,512
Amortization of intangibles	2,542,003	911,472
Provisions and write offs	17,422,251	21,275,614
Equity participation in income of equity method investees (less)	(21,834,129)	(33,906,728)
Equity participation in losses of equity method investees	1,245,213	9,690,336
Amortization of goodwill	1,337,247	145,168,253
Price-level restatement	(3,259,676)	3,836,239
Foreign currency translation	(2,217,348)	(15,419,785)
Other credits to income that do not represent cash flows (less)	(19,603)	(1,744,761)
Other charges to income that do not represent cash flows	915,306	7,265,871

Changes in operating assets (Increase) decrease	135,922,346	62,530,539

Trade accounts receivable	(22,538,137)	(8,536,650)
Inventories	2,517,411	918,586
Other assets	155,943,072	70,148,603

Changes in operating liabilities Increase (decrease)	(97,147,802)	(55,445,912)

Accounts payable related to operating activities	(76,090,102)	(92,948,465)
Interest payable	1,712,871	(7,600,952)
Income taxes payable (net)	(22,770,571)	45,103,505

The accompanying notes 1 to 34 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005)

	2005	2004
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(210,598,403)	(877,895,989)

Obligations with the public	69,016,189	36,114,909
Obtain other loans from related companies	-	4,848,861
Dividends paid (less)	(115,659,854)	(656,735,130)
Loans repaid (less)	(34,371,403)	(17,803,026)
Repayment of obligations with the public (less)	(120,073,582)	(221,198,890)
Payment of documented loans to related companies (less)	-	(23,122,713)
Payment of other loans from related companies (less)	(9,509,753)	-

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(72,604,271)	872,167,873

Sales of property, plant and equipment	1,237,690	122,725
Sales of investments in related companies	-	705,730,106
Sales of other investments	11,893,733	17,960,818
Collection of documented loans to related companies	-	211,042,505
Acquisition of property, plant and equipment (less)	(59,147,733)	(51,365,050)
Investments in related companies (less)	(48,571)	-
Investments in financial instruments (less)	(18,752,651)	(11,323,231)
Other investing activities (less)	(7,786,739)	-

NET CASH FLOWS FOR THE YEAR	(64,456,380)	138,205,835

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENT	(1,471,601)	(6,396,460)

NET INCREASE OF CASH AND CASH EQUIVALENT	(65,927,981)	131,809,375

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	159,133,596	27,324,221

CASH AND CASH EQUIVALENTS AT END OF YEAR	93,205,615	159,133,596

The accompanying notes 1 to 34 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Notes to the Financial Statements

1. Registration in the Securities Registry:

The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

2. Summary of Significant Accounting Policies:

(a) Accounting period:

These financial statements correspond to the years ended December 31, 2005 and 2004.

(b) Basis of preparation:

These individual financial statements (hereinafter "the financial statements") have been prepared in accordance with Generally Accepted Accounting Principales in Chile ("Chilean GAAP") and standards set forth by the Chilean Superintendency of Securities and Insurance ("SVS"), except for investments in subsidiaries, which are recorded on a single line of the balance sheet at their equity value, and therefore, have not been consolidated line by line. This treatment does not modify net income for the year or equity. In the event of any discrepancies between Chilean GAAP and SVS regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States ("US GAAP") or International Financial Reporting Standards ("IFRS"). For the convenience of the reader, these financial statements have been translated from Spanish to English.

These financial statements have been issued only for the purpose of individually analyzing the Company and, therefore, should be read in conjunction with the consolidated financial statements, which are required by Chilean GAAP.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 3.6% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2004 financial statements.

(d) Price-level restatement:

The financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2005 and 2004, for initial balances, is 3.6% and 2.5%, respectively.

(e) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year-end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2005	512.50	606.08	219.35	17,974.81
2004	557.40	760.13	-	17,317.05

Foreing currency translation differences originating in the application of this Standard, are charged or credited to income for the year.

(f) Time deposits:

Time deposits are carried at cost, plus adjustments where applicable, and accrued interest as of year end.

(g) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each year end using the real interest rate determined as of the date purchase, or their market value, whichever is less.

(h) Inventories:

Equipment held for sale is carried at price-level restated acquisition cost or at market value, whichever is less.

Inventories expected to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(i) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days.

Notes to the Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

(j) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article No. 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(k) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 6.97% .

(l) Leased assets:

Rented assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are . not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(m) Intangibles:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(n) Investments in related companies:

These investments are accounted for under the equity method . which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(ñ) Goodwill:

Corresponds to the valuation differences that arise when adjusting the cost of the investments, adopting the Equity Value method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment.

Goodwill impairment has been assessed as required in SVS Circular No. 1,697 and Technical Bulletin No. 72 issued by the Chilean Association of Accountants (see note 12).

(o) Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

(p) Obligations with the public:

• Bonds payable are presented in liabilities at the par value of the issued bonds (see note 16b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 13).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 16a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(q) Current and deferred income taxes:

Income taxes are recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values, is performed in accordance with Technical Bulletins No. 60 and its modifications issued by the Chilean Accountants Association and as established by the SVS Circular No. 1,466 dated January 27, 2000.

(r) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 7%, considering estimate such as future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 18).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees’ future service periods.

(s) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting closing date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(t) Foreign currency future contracts:

The Company has entered into future foreign currency contracts, in order to hedge its obligations in foreing currency against changes in the exchange rate.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 25, reflecting in the balance sheet only the net right or obligation at year end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(u) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired therein are shown under Other Creditors or under Other Current Assets, as applicable (see note 25).

(v) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(w) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized.

(x) Statement of cash flows:

For purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No. 1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all those not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

3. Accounting Changes:

a) Accounting changes

During the years covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational evolution undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$ 4,033,645 (historical). After concluding these studies in 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$ 2,552,195 in 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8 (3) and in the long-term in Note 13 (2).

Notes to the Individual Financial Statements, continued

4. Marketable Securities:

The balance of marketable securities is as follows:

	2005	2004
	ThCh$	ThCh$

Publicly offered promissory notes	15,747,311	26,605,946

Total	15,747,311	26,605,946

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value
Instrument			Value	Amount	Rate	Market Value	Provision
	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

BCD0500907	Dec-04	Sep-07	2,562,500	2,605,038	5%	2,605,038	(43,643)
BCD0500907	Ago-05	Sep-07	1,793,750	1,823,526	5%	1,823,526	(12,202)
BCD0500907	Sep-05	Sep-07	2,050,000	2,084,030	5%	2,084,030	(27,314)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(31,990)
BCD0500907	Sep-05	Sep-07	2,562,500	2,605,037	5%	2,605,037	(29,746)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,888)
BCD0500907	Sep-05	Sep-07	512,500	521,007	5%	521,007	(5,542)
BCD0500907	Sep-05	Sep-07	1,025,000	1,042,015	5%	1,042,015	(10,085)

Sub-Total			13,581,250	13,806,697		13,806,697	(166,410)

BCU500909	Nov-05	Sep-09	1,797,481	1,940,614	5%	1,943,710	-

Sub-Total			1,797,481	1,940,614		1,943,710	-

Total			15,378,731	15,747,311		15,750,407	(166 410)

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

				Current				Long-term
Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2005	2004	2005	2004	2005	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	148,286,462	163,421,547	1,645,812	4,128,001	149,932,274	102,180,321	96,828,041	1,064,482	2,147,449
Allowance for doubtful accounts	(46,929,047)	(68,657,506)	(822,906)	(2,064,001)	(47,751,953)	-	-	-	-
Notes receivable	6,473,610	11,201,495	-	-	6,473,610	2,437,392	3,731,780	-	-
Allowance for doubtful accounts	(4,036,218)	(7,469,715)	-	-	(4,036,218)	-	-	-	-
Miscellaneous accounts receivable	9,028,821	3,769,930	3,170,663	18,060,310	12,199,484	12,199,484	21,830,240	7,842,550	9,508,270
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-

Total long-term receivables								8,907,032	11,655,719

6. Balances and transactions with related entities:

a) Receivable from:

		Shor -term		Long-term
Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	-	738	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	637,402	-	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	106,608	-	-	-
90,430,000-4	Telefónica Empresas CTC Chile S.A.	5,587,065	11,391,662	74,153	-
96,551,670-0	Telefónica Mundo S.A.	6,758,394	12,685,314	822,179	1,544,427
96,545,500-0	CTC Equipos y Servicios de Telecom. S.A.	15,011,465	4,685,414	-	29,861
96,786,140-5	Telefónica Móvil de Chile S.A.	3,266,263	3,517,96	-	-
74,944,200-k	Fundación Telefónica Chile	199,411	215,72	-	-
Foreign	Telefónica Internacional de España S.A.	169,877	41,440	-	-
96,834,320-3	Telefónica Internet Empresas S.A.	913,492	2,056,611	8,224,452	8,024,979
78,703,410-1	Tecnonáutica S.A.	3,744	127,289	9,379	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	3,755,901	4,313,804	-	-
96,887,420-9	Globus 120 S.A.	127,710	319,931	5,753,519	5,592,375
96,834,230-4	Terra Networks Chile S.A.	517,775	157,616	-	-
96,895,220-k	Atento Chile S.A.	24,178	166,70	-	-
96,910,730-9	Emergia Chile S.A.	3,125	4,73	-	-
96,811,570-7	Telepeajes de Chile S.A.	16,000	248,086	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos S.A.	700,477	1,443,610	47,147	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	1,332,332	875,388	6,706,896	6,511,310 .
Foreign	Telefónica Procesos y Tecnología de Información S.A.	1,338,177	9,465,790	-	-
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	-	110,446	-	-

TOTAL		40,469,396	51,828,263	21,637,725	21,702,952

With these companies there have been debits and credits to current accounts due to billing for sale of materials, equipment and services. Furthermore there is a mercantile mandate contract through which Telefónica CTC Chile manages the cash surpluses of each of the companies and a mercantile current account agreement signed between all subsidiaries.

Notes to the Financial Statements, continued

6. Balances and transactions with related entities, continued:

b) Payable to:

		Short-term		Long-term
Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	110	34,362	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	4,327,202	-	-	-
Foreign	Telefónica Investigación y Desarrollo	511,567	-	-	-
90,430,000-4	Telefónica Empresas CTC Chile S.A.	7,855,190	4,976,460	639,801	620,949
96,551,670-0	Telefónica Mundo S.A.	22,854,908	19,944,798	-	-
96,545,500-0	CTC Equipos y Servicios de Telecom. S.A.	3,386,537	10,864,50	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,038,678	11,461,84	-	-
74,944,200-k	Fundación Telefónica Chile	125,423	434,75	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	280,407	279,87	-	-
96,834,320-3	Telefónica Internet Empresas S.A.	1,974,378	3,127,37	-	-
78,703,410-1	Tecnonáutica S.A.	2,157,126	1,742,32	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	1,573,810	1,245,02	-	-
96,887,420-9	Globus 120 S.A.	1,711,195	371,71	-	-
96,834,230-4	Terra Networks Chile S.A.	4,056,587	4,155,25	-	-
96,895,220-k	Atento Chile S.A	576,486	1,719,97	-	-
96,910,730-9	Emergia Chile S.A.	215,161	133,72	-	-
96,811,570-7	Telepeajes de Chile S.A.	959,995	1,224,013	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos S.A.	1,733,688	1,787,068	1,840,046	1,797,466
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	2,037,086	1,491,155	-	-
Foreign	Telefónica Procesos y Tecnología de Información S.A.	-	7,330,999	-	-

TOTAL		70,375,534	72,325,210	2,479,847	2,418,415

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

c) Transacciones

		Nature	Description	2005		2004
		of	of		Effect on		Effect on
Company	Tax No.	Relationship	transaction	Amount	income	Amount	income
				ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Associate	Other Non-operating Income	-	-	4,642	4,642
Telefónica Móviles Chile S.A.	87,845,500-2	Associate	Sales	1,023,755	1,023,755	-	-
Telefónica Empresas CTC Chile S.A.	90,430,000-4	Associate	Sales	28,779,195	28,779,195	34,170,157	34,170,157
			Purchases	(10,403,275)	(10,403,275)	(14,585,441)	(14,585,441)
			Financial Income	517,557	517,557	348,015	348,015
			Financial Expenses	(740,045)	(740,045)	(36,585)	(36,585)
			Other Non-operating Income	1,675,051	1,675,051	2,279,675	2,279,675
Telefónica Mundo S.A.	96,551,670-0	Associate	Sales	13,286,471	13,286,471	13,175,798	13,175,798
			Purchases	(13,991,320)	(13,991,320)	(16,647,918)	(16,647,918)
			Financial Income	-	-	221,295	221,295
			Financial Expenses	(731,623)	(731,623)	(168,042)	(168,042)
			Other Non-operating Expenses	(564,956)	(564,956)	128,330	128,330
CTC Equipos y Servicios de Telecom. S.A.	96,545,500-0	Associate	Sales	11,923,895	11,923,895	13,575,964	13,575,964
			Purchases	(3,002,368)	(3,002,368)	(3,200,206)	(3,200,206)
			Financial Income	-	-	21,699	21,699
			Financial Expenses	(408,421)	(408,421)	(11,078)	(11,078)
			Other Non-operating Income	160,497	160,497	133,728	133,728
Telefónica Móvil de Chile S.A.	96,786,140-5	Associate	Sales	13,309,676	13,309,676	5,111,276	5,111,276
			Purchases	(41,806,465)	(41,806,465)	(5,104,237)	(5,104,237)
			Financial Income	-	-	5,919,932	5,919,932
			Other Non-operating Income	54,854	54,854	619,573	619,573
Fundación Telefónica Chile	74,944,200-k	Associate	Purchases	(132,283)	(132,283)	-	-
			Financial Expenses	(13,011)	(13,011)	(4,430)	(4,430)
			Other Non-operating Income	135,693	135,693	63,782	63,782
Globus 120 S.A.	96,887,420-9	Associate	Sales	708,302	708,302	647,981	647,981
			Purchases	(597,009)	(597,009)	(432,795)	(432,795)
			Financial Income	368,191	368,191	260,020	260,020
			Financial Expenses	(43,271)	(43,271)	-	-
			Other Non-operating Income	10,344	10,344	64,975	64,975
Terra Networks Chile S.A.	96,834,230-4	Associate	Sales	1,203,778	1,203,778	69,066	69,066
			Other Non-operating Income	244	244	434	434
Atento Chile S.A	96,895,220-k	Associate	Sales	6,838	6,838	-	-
			Purchases	(15,565,500)	(15,565,500)	(13,318,294)	(13,318,294)
			Financial Expenses	(41)	(41)	(574)	(574)
			Other Non-operating Income	10,468	10,468	(24,188)	(24,188)
Telefónica International WholeSale Services Chile	96,910,730-9	Associate	Sales	30,574	30,574	-	-
S.A.			Financial Expenses	-	-	(583)	(583)
			Other Non-operating Income	8,415	8,415	47,284	47,284
Telefónica Gestión de Servicios Compartidos S.A.	96,961,230-5	Associate	Purchases	(9,338,797)	(9,338,797)	(9,295,884)	(9,295,884)
			Financial Income	5,377	5,377	-	-
			Financial Expenses	-	-	(1,529)	(1,529)
			Other Non-operating Income	1,001,045	1,001,045	696,885	696,885
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	Associate	Sales	536,044	536,044	287,816	287,816
			Purchases	(147)	(147)	(32)	(32)
			Financial Income	489,288	489,288	322,025	322,025
			Other Non-operating Income	387,969	387,969	464,319	464,319
Telefónica Moviles Soluciones y Aplicaciones S.A.	96,990,810-7	Associate	Sales	-	-	1,786	1,786
			Other Non-operating Income	-	-	1,776	1,776

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., it is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Sales and Services Rendered, mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

Notes to the Financial Statements, continued

7. Current and deferred income taxes:

a) General information:

As of December 31, 2005 and 2004, the Company presents an income tax provision, since it has a positive taxable base of ThCh$ 94,550,929 and ThCh$ 93,139,587, respectively.

b) Deferred taxes:

As of December 31, 2005 and 2004, the accumulated balances of temporary differences originated net deferred tax liabilities in the amount of ThCh$ 39,705,685 and ThCh$ 37,243,085, respectively, and the breakdown is as follows:

	2005				2004
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	8,195,679	-	-	-	11,423,439	-	-	-
Vacation provision	648,832	-	-	-	503,282	-	-	-
Leased assets and liabilities	-	60,201	-	121,456	-	65,020	-	92,955
Property, plant and equipment	-	4,047,798	-	146,881,386	-	3,923,267	-	160,667,430
Staff severance indemnities	-	-	-	5,580,601	-	-	-	5,618,240
Difference in amount of capitalized staff severance	-	534,925	-	-	-	749,609	-	-
Deferred charges for capitalized disbursements	-	-	-	967,737	-	-	-	1,241,740
Software	-	-	-	2,153,780	-	-	-	3,431,233
Other events	610,380	271,882	49,070	3,884,022	478,968	270,401	-	913,133

Sub-Total	9,454,891	4,914,806	49,070	159,588,982	12,405,68	5,008,297	-	171,964,731

Complementary accounts net of accumulated	-	(3,649,605)	-	(109,212,275)	-	(4,042,442)	-	(121,350,101)
amortization
Total	9,454,891	1,265,201	49,070	50,376,707	12,405,689	965,856	-	50,614,630

Tax reclassification	(49,070)	(1 265 201)	(49,070)	(1,265,201)	-	(965,856)	-	(965,856)
Total	9,405,821	-	-	49,111,506	12,405,68	-	-	49,648,774

c) Income tax detail:

The current tax expense shown in the following table is based on taxable income:

Description	2005	2004
	ThCh$	ThCh$

Current tax expense before tax benefits (income tax 17%)	16,073,658	16,404,071
Current tax expense (article N° 21 single tax at 35%)	17,249	18,322
Current tax expense (first category tax in the nature of a single income tax)	-	32,192,262

Income tax subtotal	16,090,907	48,614,655

- Current year’s deferred taxes	(3,911,898)	(6,338,074)
- Effect of amortization of deferred assets and liabilities complementary accounts	11,744,98	13,871,083
- Tax benefits from tax loss carry forwards	-	(570,341)
Deferred tax subtotal	7,833,090	6,962,668

Total expense tax	23,923,997	55,577,323

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2005	2004
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	4,000,510	99,604,589
Deferred union contract bonus (1)	910,875	1,698,429
Deferred exchange insurance premiums	78,763	819,871
Telephone directories for connection program	2,714,723	3,562,217
Deferred higher bond discount rate (note 23)	47 758	595,456
Deferred disbursements for placement of bonds (note 23)	263,758	433,318
Commercial paper issuance costs (note 23)	100,865	183,545
Deferred disbursements for foreign financing proceeds (2)	687,681	419,166
Exchange difference insurance receivable (net of partial liquidations)	228,187	4,837,011
Deferred staff severance indemnities charges (3)	801,443	-
Other	528,726	1,084,201

Total	10,363,289	113,237,80

(1)	Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$ 2,554,100 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 13)

(2)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the

(3)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and for the concept of loans to employees as indicated in Note 13(3)

9. Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$
	Inception	End

CRV	Dec 30,2005	Jan 05,2006	BANCO DE CREDITO E INVERSIONES	Ch$	1,000,000	0.37%	1,000,740	BCP0800708	1,000,123
CRV	Dec 30,2005	Jan 06,2006	HSBC BANK	Ch$	2,000,000	0.39%	2,001,820	BCP0800708	2,000,260
CRV	Dec 30,2005	Jan 05,2006	BANCO ESTADO	UF	993,270	0.38%	994,005	PRC-750501	993,396
CRV	Dec 30,2005	Jan 05,2006	BANCO ESTADO	UF	6,730	0.38%	6,735	PRC-06B0695	6,731

TOTAL					4 ,000, 000		4,003,300		4,000,510

Notes to the Financial Statements, continued

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2005		2004
	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
Description	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	26,502,648	-	26,501,547

Building and improvements	81,636,382	187,866,984	78,159,258	187,326,130

Machinery and equipment	1,978,732,1	2,878,322,465	1,857,684,545	2,855,531,781
Central office telephone equipment	961,845,454	1,158,639,120	906,883,211	1,146,618,147
External plant	775,164,812	1,404,918,247	726,023,534	1,399,363,883
Subscribers’ equipment	206,529,302	278,720,345	190,011,924	273,219,791
General equipment	35,192,559	36,044,753	34,765,876	36,329,960

Other Property, Plant and Equipment	133,600,75	220,202,697	114,241,518	210,645,262
Office furniture and equipment	69,936,724	90,588,144	63,831,580	88,459,726
Projects, work in progress and their materials (2)	-	47,535,281	-	53,470,205
Leased assets (1)	55,205	492,680	130,623	611,174
Property, plant and equipment temporarily out of service	-	130,460	-	-
Software	62,781,134	80,442,893	49,514,376	67,202,301
Other	827,693	1,013,239	764,939	901,856

Technical revaluation Circular 550	10,375,955	7,040,477	10,454,818	7,072,320

Total	2,204,345,220	3,319,935,271	2,060,540,139	3,287,077,040

(1)
As of December 2005, this account mainly considers ThCh$ 492,680 gross value for the concept of buildings with accumulated depreciation of ThCh $ 55,205 and ThCh$ 47,026 for 2005 and 2004, respectively.

Up to December 31, 2002, works in progress included capitalization of financing cost of loans related to their financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$ 193,414,751 Accumulated depreciation for this interest amounts to ThCh$ 124,216,529 and ThCh$ 111,669,066 for 2005 and 2004, respectively.

(2)

Operating costs includes a charge to depreciation for the year of ThCh$ 155,458,854 and ThCh$ 160,128,539 for 2005 and 2004, respectively and administration and selling expenses a depreciation charge of ThCh$ 5,732,136 for 2005 and ThCh$ 2,520,066 for 2004. Property, plant and equipment temporarily out of service generated charges of ThCh$ 2,584,907 for 2004, which are classified in Other Non-operating Expenses. In 2004 these assets included mainly the La Serena Cable TV network not transferred in the sale of assets to Cordillera Comunicaciones.

The detail by item of the technical revaluation is as follows:

Description	Net	Accumulated	Gross property, plant	Gross property, plant
	Balance	Depreciation	and equipment	and equipment
			2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(2,255,574)	-	(2,255,574)	(2,255,574)
Building and improvements	(1,252,471)	(4,562,757)	(5,815,228)	(5,815,228)
Machinery and equipment	172,567	14,938,712	15,111,279	15,143,122

Total	(3,335,478)	10,375,955	7,040,477	7,072,320

Depreciation of the technical reappraisal surplus for the year amounted to ThCh$ (49,084) and ThCh$ (55,832) for 2005 and 2004, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 1,014,617,132 in 2005 and ThCh$ 884,213,807 in 2004, which include ThCh$ 12,261,038 and ThCh$ 12,517,814, respectively, from the reappraisals mentioned in Circular No. 550.

Notes to the Financial Statements, continued

11. Investments in related companies

The detail by item of the technical revaluation is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the invest- ment	Number of shares	Percentage participation		Equity of the companies		Net income (loss)
									of the companies
					2005	2004	2005	2004	2005	2004
					%	%	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(3)	BRASIL	DOLLAR	48,950,000	2.61000	2.6100	145,050,482	159,735,598	5,040,295	3,647,466
96,786,140-5	Telefónica Móvil de Chile S.A.(2)	CHILE	PESOS	-	-	-	-	-	-	-
96,545,500-0	CTC-Equipos y Servicios de Telecom unicaciones S A	CHILE	PESOS	999,999	99.9999	99.9999	10,733,840	39,808,511	5,296,116	6,707,837
96,551,670-0 -	Telefónica Mundo S.A.	CHILE	PESOS	56,518,424	99.15513	99.15513	132,471,681	141,451,685	995,112	9,955,896
96,895,220-k	Atento Chile S.A.	CHILE	PESOS	3,049,998	27.41000	27.4100	14,030,522	12,921,392	5,481,338	2,257,413
96,887,420-9	CTC-Globus 120 S.A.	CHILE	PESOS	141,999,998	99.9999	99.9999	3,250,441	2,684,047	566,394	748,003
74,944,200-K	Fundación Telefónica	CHILE	PESOS	-	50.0000	50.0000	539,843	483,326	56,517	108,690
96,961,230-5	Telefónica Gestión de Serv.Compartidos Chile S.A.	CHILE	PESOS	99,900	99.9000	99.9000	1,356,116	924,595	431,521	203,189
90,430,000-4	Telefónica Empresas CTC Chile S.A.	CHILE	PESOS	400,999,739	99.9990	99.9990	79,844,447	78,952,732	12,891,714	15,607,982
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	CHILE	PESOS	-	-	9.0000	-	-	-	-
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (4)	CHILE	PESOS	-	-	20.0000	-	-	(162,550)	(518,724)
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	CHILE	PESOS	52,282	99.9300	99.9300	200,026	1,413,564	(1,213,538)	(1,241,615)

Taxp. No.	Company	Equity in income (loss) of the investment		Investment value		Unearned Income		Investment book value
		2005	2004	2005	2004	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(3)	131,552	95,200	3,785,819	4,169,100	-	-	3,785,819	4,169,100
96,786,140-5	Telefónica Móvil de Chile S.A.(2)	-	(8,265,506)	-	-	-	-	-	-
96,545,500-0	CTC-Equipos y Servicios de Telecomunicaciones	5,296,110	6,707,831	10,733,830	39,808,471	-	-	10,733,830	39,808,471
96,551,670-0	Telefónica Mundo S.A.	986,705	9,871,780	131,352,467	140,256,595	522,890	527,574	130,829,577	139,729,021
96,895,220-k	Atento Chile S.A.	1,502,435	618,756	3,845,766	3,541,754			3,845,766	3,541,754
96,887,420-9	CTC-Globus 120 S.A.	566,394	748,003	3,250,441	2,684,047	-	-	3,250,441	2,684,047
74,944,200-K	Fundación Telefónica	28,258	54,345	269,921	241,664	-	-	269,921	241,664
96,961,230-5	Telefónica Gestión de Serv.Compartidos Chile S.A.	431,090	202,986	1,354,760	923,671	-	-	1,354,760	923,671
90,430,000-4	Telefónica Empresas CTC Chile S.A.	12,891,585	15,607,827	79,843,648	78,951,946	-	-	79,843,648	78,951,946
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	-	(80,325)	--	-	-	-	-	-
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (4)	(32,510)	(103,745)	-	-	-	-	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	(1,212,703)	(1,240,760)	199,888	1,412,591			199,888	1,412,591

Total			234,636,540		271,989,839	522,890	527,574	234,113,650	271,462,265

(1)
On April 26, 2004, Compañía de Telecom uniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A The selling price was US$ 14,760,000, equivalent to Ch$ 9,580 million, with a gain after taxes of Ch$ 5,251 million.

(2)
On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil Chile S.A. In this transaction Telefónica Móviles S.A. (purchasing company) disbursed  US$ 1,058 million on July 28, 2005.
 This transaction caused Telefónica CTC Chile to recognize an effect on income (gain), after extraordinary amortization of goodwill as of June 2004, associated to the investment (see note 12 (1)) and net of taxes in the amount of ThCh$ 303,540,170 (equivalent to US$ 470 million approximately as of the transaction date).

(3)
The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1,697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(4)
The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis; therefore there is no net income that is potentially remittable.

12.Goodwill:

The detail of goodwill is as follows:

Taxpayer No.	Company	Year	2005		2004
			Amount amortized in the year ThCh$	Balance of Goodwill ThCh$	Amount amortized in the year ThCh$	Balance of Goodwill ThCh$

96.786.140-5	Telefónica Móvil de Chile S.A. (1)	1997	-	-	143,827,076	-
96.887.420-9	Globus 120 S.A.	1998	1,150,731	14,733,725	1,154,112	15,884,455
Foreign	TBS Celular Participaçion S.A.	2001	186,516	2,486,032	187,065	2,672,549

Total			1,337,247	17,219,757	145,168,253	18,557,004

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(1) As indicated in Note 11 No. 2 with the sale of this subsidiary on July 23, 2004, the Company performed extraordinary amortization of the remaining goodwill on that investment as of June 30, 2004 of ThCh$ 133,872,011.

13.Other (from Other Assets):

The detail of Other is as follows:

Description	2005	2004
	ThCh$	ThCh$

Disbursements for obtaining external financing to be amortized (1)	1,264,614	1,336,634
Deferred union contract bonus (net)	2,086,838	2,567,308
Bond issue expenses (see note 23)	26,648	488,767
Bond discount (see note 23)	180,133	236,122
Collective negotiation bonus	-	968,715
Deferred charge due to change in actuarial estimations (2)	5,616,959	-
Deferred staff severance indemnities (3)	3,803,630	8,487,470
Others	94,352	137,668

Total	13,073,174	14,222,684

(1)	This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.
(2)	In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, beginning in 2004, the modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimates were incorporated such as mortality of employees and futures salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.
The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average future years of service remaining for the employees that will receive the benefit (see note 2r).
(3)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.
The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

Notes to the Individual Financial Statements, continued

14. Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		Ch$		TOTAL
Taxp. No.	Bank or financial institution	2005	2004	2005	2004	2005	2004	2005	2004
	Short-term	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97,030,000-7	BANCO ESTADO	-	-	-	-	-	9,757,493	-	9,757,493
97,015,000-5	SANTANDER SANTIAGO	-	-	-	-	-	10,422,724	-	10,422,724

	Total	-	-	-	-	-	20,180,217	-	20,180,217

	Outstanding principal				-	-	19,787,475	-	19,787,475

	Average annual interest rate	-	-	-	-	-	2.98%		2.98%

	Current maturities of long-term debt

97,015,000-5	SANTANDER SANTIAGO			321,206	214,185			321,206	214,185
Foreign	CALYON NEW YORK BRANCH Y OTROS	125,563	93,678	-	-	-	-	125,563	93,678
97,008,000-7	CITIBANK	308,648	-	-	-	-	-	308,648	-
Foreign	BBVA BANCOMER Y OTROS	564,166	1,177,550	-	-	-	-	564,166	1,177,550
Foreign	BILBAO VIZCAYA ARGENTARIA	-	14,589,978	-	-	-	-	-	14,589,978

	Total	998,377	15,861,206	321,206	214,185	-	-	1,319,583	16,075,391

	Outstanding principal	-	14,436,660	-	-	-	-	-	14,436,660

	Average annual interest rate	4.68%	2.41%	2.32%	1.55%	-	-	4.10%	2.40%

Percentage of obligations in foreign currency:     75.66% for 2005 and 43.75% for 2004
Percentage of obligations in local currency:         24.34% for 2005 and 56.25% for 2004

15. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Dec 31, 2005 ThCh$	Average annual interest rate %	Long-term portionas of Dec 31, 2004 ThCh$
			1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$

	Loans in Dollars
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	102,500,000	102,500,000	Libor+ 0.40%	115,493,280

Foreign	BBVA BANCOMER Y OTROS (3)	US$	-	-	76,875,000	76,875,000	LIBOR + 0.375%	86,619,960
			-				LIBOR + 0.35%
97.008.000-7	CITIBANK (2)	US$		76,875,000		76,875,000		86,619,960

Subtotal			-	76,875,000	179,375,000	256,250,000	4.75%	288,733,200

	Loans in Unidades de Fomento

97.015.000-5	SANTANDER SANTIAGO (4)	UF	-	-	63,900,450	63,900,450	TAB 360 + 0.45%	63,778,349

Total				76,875,000	243,275,450	320,150,450	4.26%	352,511,549

Percentage of obligations in foreign currency:      80.04% for 2005 and 81.91% for 2004
Percentage of obligations in local currency:          19.96% for 2005 and 18.09% for 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, which previously was the BilbaoViscaya Argentaria Bank.
(2)	In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, which previously was the ABN Amro Bank.
(3)	In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, which previously was the ABN Amro Bank.
(4)	In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reducing the interest rate to TAB 360 + 0.45%.

Notes to the Financial Statements, continued

16. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12,2004 Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection numbers of which are 5 and is N°15, respectively. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A..

On April 27, 2005 a Series F placement of the same type of instrument was made in the amount of ThCh$ 23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005 a Series G and H placement of the same type of instrument was made in the amount of ThCh$ 35,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed ThCh$	Bond readjustment unit ThCh$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad
						2005 ThCh$	2004 ThCh$

Short-term commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr. 5, 2005	-	18,019,604	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May. 5, 2005	-	17,977,995	Chile
015	F	23,000,000	Ch$ non-adjustable	0.3100	Mar. 28, 2006	22,740,193	-	Chile
005	G	17,500,000	Ch$ non-adjustable	0.4100	Apr. 20, 2006	17,183,716	-	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr. 27, 2006	17,163,090	-	Chile

Total						57,086,999	35,997,599

b) Bonds:

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate %	Final maturity	Frequency		Par value		Placementen in Chile or abroad
						Interest payment	Amortizations	2005 ThCh$	2004 ThCh$

Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr., 2016	Semi-annual	Semi-annual	1,452,982	1,466,248	Chile
203,23,04,98	K (a)	-	U.F.	6.750	Feb., 2020	Semi-annual	Semi-annual		73,428,696	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul., 2006	Semi-annual	Maturity	26,331,505	729,968	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan., 2006	Semi-annual	Maturity	83,588,805	3,524,059	Abroad
							Total	111,373,292	79,148,971

Long-term bonds
143,27,06,91	F	678,572	U.F.	6.000	Ab r., 2016	Semi-annual	Semi-annual	12,197,201	13,455,357	Chile
203,23,04,98	K (a)	-	U.F.	6.750	Feb., 2020	Semi-annual	Semi-annual	-		Chile

Issued in New York	Yankee Bonds (b)		US$	7.625	Jul., 2006	Semi-annual	Maturity	-	28,644,066	Abroad
Issued in New York	Yankee Bonds (c)	-	US$	8.375	Jan., 2006	Semi-annual	Maturity	-	90,338,843	Abroad

							Total	12,197,201	132,438,266

a) During December 2004, as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued as of February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issue expenses” and “Bond discount”, reducing the term to the advanced redemption date. As of December 31, 2005 the extraordinary effects from these amortizations on total income amount to ThCh$ 539,000 (included in Financial Expenses).

b) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollars issuances. and as a result the Company repurchased US$ 138,082,000. This operation was carried out at a price of 107% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses” and “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$ 6,631,649 (historical) was charged to financial expenses for the year.

c) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollars issuances, and as a result the Company repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to “Bond issue expenses”, “Bond discount”, as well as on payment of the repurchase. The net of these three effects of ThCh$ 1,461,539 (historical) was charged to financial expenses for the year.

Notes to the Financial Statements, continued

17. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

Current	2005	2004
	ThCh$	ThCh$

Staff severance indemnities	450,896	144,352
Vacation	3,816,657	2,960,477
Other employee benefits (1)	3,842,561	3,002,344
Employee benefit advances	(745,393)	(1,041,773)

Sub-Total	7,364,721	5,065,400

Long-term	2005	2004
	ThCh$	ThCh$

Staff severance indemnities	28,943,648	25,021,732
Sub-Total	28,943,648	25,021,732

Total	36,308,369	30,087,132

(1) Includes provisions for the Independence day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During the year, there were bad debt write-offs of ThCh$39,655,803 and ThCh$19,404,957 for 2005 and 2004, respectively, which were charged against the respective allowance for doubtful accounts.

18.Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

Concepts	2005	2004
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,599,850	3,432,160
Other non-operating expenses	1,318,201	3,013,893

Total	4,918,051	6,446,053

Payments and other changes for the year (1)	1,191,547	2,719,857

(1)	Includes the effect of the ThCh$ 2,552,195 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see Note 3) and payments of ThCh$1,360,648.

19. Shareholders’ Equity:

During the years ended December 31, 2005 and 2004, respectively, changes in shareholders’ equity accounts are as follows:

	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Net income ThCh$	Interim dividend ThCh$	Total shareholders’equity ThCh$

2005
Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	311,628,674	(311,628,674)	-	-
Cumulative translation adjustment	-	(469,034)	-	-	-	(469,034)
Absorption of interim dividend	-	-	(255,303,899)	-	255,303,89	-
Final Dividend 2004	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	(48,806,351)	-	-	(48,806,351)
Interim Dividend 2005	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	(44,556)	-	-	(21,057)	31,649,579
Net income	-	-	-	25,183,320	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,785)	925,575,023

2004
Balances as of December 31, 2003	859,490,281	(791,199)	421,404,583	10,133,882	-	1,290,237,547
Transfer of 2003 income to retained earnings	-	-	10,133,882	(10,133,882)	-	-
Cumulative translation adjustment	-	(425,240)	-	-	-	(425,240)
Final Dividend 2003	-	-	(3,062,903)	-	-	(3,062,903)
Final eventual dividend	-	-	(385,685,783)	-	-	(385,685,783)
Interim dividend 2004	-	-	-	-	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	(21,212)	6,016,572	-	(2,311,551)	25,171,065
Net income	-	-	-	311,628,674	-	311,628,674

Balances as of December 31, 2004	880,977,537	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012

Restated balances as of December 31, 2005	912,692,729	(1,282,207)	50,563,380	322,847,306	(264,494,839)	1,020,326,369

(a) Paid-in capital:

As of December 31, 2005 the Company’s paid-in capital is as follows:

Number of shares:

Serie	No. of subscribed shares	No. of paid shares	No. of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:
		Subscribed Capital ThCh$	Paid-in Capital ThCh$
Serie

A		833,394,333	833,394,333
B		79,298,396	79,298,396

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2005 is as follows:

	Percentage of Total holdings %	No of shareholders
Type of shareholder

10% holding or more	56.40	2
Less than 10% holding:	42.82	1,734
Investment equal to or exceeding UF 200
Investment under UF 200	0.78	11,329

Total	100.00	13,065

Company controller	44.90	1

Notes to the Financial Statements, continued

19. Shareholders’ Equity, continued

(c) Dividends:

i) Dividend policy:

In accordance with Law No. 18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be destined to be allocated to dividend payments.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend . distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh$ 3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:
- On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend, charged to 2004 net income.
- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend charged to retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., which would occur if Telefónica Móviles S.A., accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it would assume responsibility for the taxes arising at of the sale operation, which amounted to US$ 51 million.

On July 23, 2004, the contract for the sale of the shares of the former ubsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

  Dividend No. 165, with a charge to retained earnings of ThCh$ 385,685,783.
  Dividend No. 166, in the nature of an interim dividend of ThCh$ 128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute an interim dividend (No. 167) with a charge to 2004 net income of Ch$130 per share, which amounts to ThCh$ 124,430,421 and was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 equivalent to ThCh$ 56,324,775. Likewise, it approved payment of a provisional dividend (No. 169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 net income, equivalent to ThCh$10,528,728.

(d) Others reserves:

Other Reserves include the net effect of the cumulative translation adjustment as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Company	Amount		Net Movement ThCh$	Balance as of 31,12,2005 ThCh$
		31,12,2004 ThCh$	Price-level restatement ThCh$

Foreign	TBS Participación S.A.	(1,237,651)	(44,556)	(469,034)	(1,751,241)

	Total	(1,237,651)	(44,556)	(469,034)	(1,751,241)

20. Other Non-Operating Income and Expenses:

a) Other non-operating income:

The detail of other non-operating income is as follows:

Concepts	2005	2004
	ThCh$	ThCh$

Income for administrative services	2,496,721	2,079,598
Real estate rental	1,456,420	1,292,975
Penalties on suppliers and indemnities	-	191,320
Sale of used equipment	1,848,170	2,337,535
Gain on sale Publiguías S.A.	-	6,736,566
Gain on sale Telefónica Móvil de Chile S. A.	-	481,581,922
Other	19,603	1,744,761

Total	5,820,914	495,964,677

b) Other non-operating expenses:

The detail of other non-operating income is as follows:

Concepts	2005	2004
	ThCh$	ThCh$

Lawsuit and other provisions	1,158,530	707,544
Restructuring costs	2,028,002	5,967,512
Lower market value provision	166,410	-
Depreciation and retirement of out-of-service property, plant and equipment (1)	941,469	2,923,482
Net loss in retirement obsolete plant and other costs	1,391,502	6,734,907
Donations	407,782	-
Unrecovered VAT tax credit	1,224,563	-
Other	915,306	87,254

Total	8,233,564	16,420,699

(1)	In 2004 this includes ThCh$ 1,728,359 corresponding to depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia a Cordillera Comunicaciones.

21. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Inventory	C.P.I.	86,767	175,672
Prepaid expenses	C.P.I	101	-
Prepaid expenses	U.F.	(13,726)	-
Other current assets	C.P.I	4,119	(45,779)
Other current assets	U.F.	(40,556)	(4,290,656)
Short and long-term deferred taxes	C.P.I	4,076,328	3,159,366
Property, plant and equipment	C.P.I	43,063,746	32,922,656
Investments in related companies	C.P.I	8,837,747	7,576,962
Goodwill	C.P.I	644,838	1,626,806
Long-term receivables	C.P.I	240,430
Long-term receivables	U.F.	(1,880,147)	(15,400)
Other long-term assets	C.P.I	473,341	206,787
Other long-term assets	U.F.	10,078	31,455
Expense accounts	C.P.I	7,195,306	5,351,483

Total Credits		62,698,372	46,699,352

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Short-term obligations	C.P.I	-	29,497
Short-term obligations	U.F.	(6,679,892)	(5,900,401)
Long-term obligations	C.P.I	(18,333)	(12,982)
Long-term obligations	U.F.	(9.050.016)	(4.054.198)
Shareholders’equity	C.P.I	(31.649.579)	(26.077.223)
Revenue accounts	C.P.I	(12.040.876)	(14.520.284)

Total (Charges)		(59.438.696)	(50.535.591)

Gain (Loss) from price-level restatement, net		3.259.676	(3.836.239)

Notes to the Financial Statements, continued

22. Foreign currency translation:

The detail of foreign exchange gain is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Inventories	US$	(947,484)	-
Current assets	US$	9,986,526	25,275,926
Current assets	EURO	(9,800)	3,961,010
Current assets	BRAZILIAN REAL	(31,599)	-
Long-term receivables	US$	5,884,400	5,394,346
Other long-term assets	US$	6,492	6,510
Other long-term assets	EURO	-	74

Total Credits		14,888,535	34,637,866

Liabilities (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Short-term obligations	US$	(4,050,786)	(31,208,732)
Short-term obligations	EURO	554	(3,828,853)
Short-term obligations	BRAZILIAN REAL	21,499	-
Long-term obligations	US$	(8,642,454)	15,819,504

Total (Charges)		(12,671,187)	(19,218,082)

Foreing currency translation, net		2,217,348	15,419,785

23. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
Concepts	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	263,758	433,318	26,648	488,767
Discount on debt	47,758	595,456	180,133	236,122
Commercial paper issuance expense	100,865	183,545	-	-

Total	412,381	1,212,319	206,781	724,889

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 16 “Obligations with the Public”.

24. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which commit future cash flows are as follows:

a) Financing activities:

Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions	see Notes No. 14 and 15
Obligations with the public	see Notes No. 16

b) Investing activities:

Investing activities that commit future cash flows are as follows:

Concepts	Maturity	ThCh$

BCD	2007	13,806,697
BCU	2009	1,940,614

c) Cash and cash equivalents:

Concepts	2005	2004
	ThCh$	ThCh$

Cash	4,601,092	4,764,599
Time deposits	84,604,013	54,764,408
Other current assets	4,000,510	99,604,589

Total	93,205,615	159,133,596

Notes to the Financial Statements, continued

25. Derivative contracts:

The breakdown of derivative contracts is as follows:

Type of Derivative	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts
		Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction
						Name	Amount		Asset / Liability		Effect on Income
									Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$

FR	CI	19,000,000	III Quarter 2006	Exchange rate	C	Oblig. in US$	19,000,000	9,737,500	asset	9,737,500	(1,410,509)	-
									liabilities	(9,792,607)
FR	CCPE	24,300,000	I Quarter 2006	Exchange rate	C	Oblig. in US$	24,300,000	12,453,750	asset	12,453,750	(2,128,013)	-
									liabilities	(14,419,080)
FR	CCPE	20,000,000	III Quarter 2006	Exchange rate	C	Oblig. in US$	20,000,000	10,250,000	asset	10,250,000	(1,062,106)	-
									liabilities	(10,886,772)
FR	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig. in US$	150,000,000	76,875,000	asset	76,875,000	(12,268,909)	-
									liabilities	(85,637,967)
								102,500,000				-
FR	CCPE	200,000,000	II Quarter2009	Exchange rate	C	Oblig. in US$	200,000,000		asset	102,500,000	(13,273,991)
									liabilities	(116,351,613)
FR	CCPE	70,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	70,000,000	35,875,000	asset	35,875,000	(1,874,329)	-
									liabilities	(38,739,192)
FR	CI	7,000,000	I Quarter 2006	Exchange rate	C	Oblig. in US$	7,000,000	3,587,500	asset	3,587,500	(5,478)	-
									liabilities	(3,600,619)
FR	CCPE	33,000,000	I Quarter 2006	Exchange rate	C	Oblig. in US$	33,000,000	16,912,500	asset	16,912,500	(65,930)	-
									liabilities	(16,957,297)
FR	CCPE	6,000,000	III Quarter 2006	Exchange rate	C	Oblig. in US$	6,000,000	3,075,000	asset	3,075,000	(271,920)	-
									liabilities	(3,451,803)
FR	CI	353,709	I Quarter 2006	Exchange rate	V	Oblig. in US$	353,709	77,586	asset	77,586	2,25	-
									liabilities	(69,505)
								-
S	CCPE	150,000,000	III Quarter 2008	Interest rate	C	Oblig. in US$	150,000,000		asset	195,516	473,165	195,516
S	CCPE	200,000,000	II Quarter 2009	Interest rate	C	Oblig. in US$	200,000,000	-	asset	26,814	31,254	26,814
S	CCPE	70,000,000	II Quarter 2011	Interest rate	C	Oblig. in US$	70,000,000	-	asset	(3,806)	-	(3,806)

Deferred income for forward exchange rate contracts									liabilities	(160,999)	4,382,164	252,607
Deferred costs for insurance									asset	78,763	(1,415,569)	(136,266)
Forward exchange rate contracts expensed during the year(net)											(10,573,372)

Total											(39,461,293)	334,865

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI :Investment hedge contract

26. Contingencies and restrictions:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$ 2,500,000, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No.187 of Telefónica CTC Chile. The initial sentence accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed. Consequently provisions have been established in relation to the indemnities claimed.

(iii) Other contingencies; Lawsuit against the Government:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, 2005 the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile condemning Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim condemning Telefónica CTC Chile to pay 47,600 UF .

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2005 the Company complies with all the financial restrictions.

Notes to the Financial Statements, continued

27. Third party guarantees:

The Company has not received any guarantees from third parties.

28. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2005	2004
		ThCh$	ThCh$

Total current assets:		285,610,143	393,810,789
Cash	Non-indexed Ch$	4,527,886	4,518,341
	Dollars	30,955	196,229
	Euros	42,251	50,029
Time deposits	Non-indexed Ch$	-	50,346,790
	Dollars	84,604,013	4,417,618
Marketable securities	Dollars	13,806,698	26,605,946
	Indexed Ch$	1,940,613	-
Accounts receivable	Non-indexed Ch$	102,180,321	-
Notes and accounts receivable (1)	Non-indexed Ch$	2,437,392	107,722,414
	Dollars	-	14,667,647
Other receivables	Non-indexed Ch$	12,199,484	-
Accounts receivable from related companies	Non-indexed Ch$	40,469,396	42,362,472
	Dollars	-	9,465,791
Other current assets (2)	Non-indexed Ch$	21,432,564	114,497,637
	Indexed Ch$	1,401,441	12,871,290
	Dollars	529,066	6,088,585
	Brazilian Reales	8,063	-
Total property, plant and equipment :		1,115,590,051	1,226,536,901
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,115,590,051	1,226,536,901

Total other long-term assets		302,312,665	339,400,541
Investment in related companies	Indexed Ch$	234,113,650	271,462,265
Investment in other companies	Indexed Ch$	4,093	-
Goodwill	Indexed Ch$	17,219,757	-
Other long-term assets (3)	Indexed Ch$	27,234,656	34,525,203
	Dollars	-	474,542
	Non-indexed Ch$	23,740,509	32,938,531

Total Assets		1,703,512,859	1,959,748,231

	Indexed Ch$	1,397,504,261	1,545,395,659
	Non-indexed Ch$	206,987,552	352,386,185
	Dollars	98,970,732	61,916,358
	Euros	42,251	50,029
	Brazilian Real	8,063	-

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long-term Receivable, Intangibles, Accumulated amortization and Others.

28. Local and foreign currency:

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days upto 1 year
		2005		2004		2005		2004
		Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %

Short-term obligations with banks and		-	-			-	-
financial institutions	Non-indexed Ch$			10,422,724	1.47			9,757,493	2.98
Short-term portion of obligations with
banks and financial institutions	Indexed Ch$	-	-	214,186	-	321,206	-	-	-

	Dollars	998,377	-	15,861,205	2.41	-	-	-	-
Obligations with the public (Commercial paper)	Non-indexed Ch$	22,740,193	3.10	-	-	34,346,806	3.60	35,997,599	5.45
Obligations with the public (Bonds payable)	Indexed Ch$	-	-	73,428,696	6.75	1,452,982	6.00	1,466,248	6.00
	Dollars	83,588,805	8.40	4,254,027	-	26,331,505	7.60	-	-
Long-term obligations maturing
within a year	Indexed Ch$	2,690	9.06	8,324	9.06	13,825	9.06	24,967	9.06
Accounts payable to related parties	Indexed Ch$	-	-	-	-	280,407	-	279,871
	Non-indexed Ch$	69,879,966	-	50,849,750	-	-	-	21,061,864	-
	Dollars	215,161	-	-	-	-	-	133,725	-
Other current liabilities (4)	Indexed Ch$	1,984,441	-	-	-	804,388	-		-
	Non-indexed Ch$	90,992,607	-	116,376,337	-	4,966,270	-	34,021,645	-
	Dollars	71,160	-	726,725	-	360,360	-	-	-

Total Current Liabilities		270,473,400		272,141,974		68,877,749		102,743,412

Subtotal by currency	Indexed Ch$	1,987,131		73,651,206		2,872,808		1,771,086
	Non-indexed Ch$	183,612,766		177,648,811		39,313,076		100,838,601
	Dollars	84,873,503		20,841,957		26,691,865		133,725

(4)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

Notes to the Financial Statements, continued

28. Local and foreign currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

LONG-TERM LIABILITIES	Current	2005
		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Obligation with banks and financial institutions	Indexed Ch$	-	-	69,900,450	2.32	-	-	-	-

	Dollars	76,875,000	4.66	102,500,000	4.90	76,875,000	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	- 12,197,201		6.00

Accounts payable to related companies	Indexed Ch$	-	-	-	-	-	-	2,479,847	-
Other long-term liabilities (5)	Indexed Ch$	11,639,900	-	16,191,713	-	3,968,872	-	71,958,704	-

Total Long-term Liabilities		88,514,900		182,592,163		80,843,872		86,635,752

Subtotal by currency	Indexed Ch$	11,639,900		86,092,163		3,968,872		86,635,752
	Dollars	78,875,000		102,500,000		76,875,000		-

LONG-TERM LIABILITIES	Current	2004
		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Obligation with banks and financial institutions	Indexed Ch$	-	-	63,778,349	1.55	-	-	-	-
	Dollars	138,591,936	2.94	150,141,264	2.95	-	-	-	-
Bonds payable	Indexed Ch$	2,562,923	6.00	2,562,922	6.00	6,407,308	6.00	1,922,203	6.00
	Dollars	118,982,910	8.20	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	12,008,836	-	7,092,682	-	17,731,705	-	17,731,706	-
	Non-indexed Ch$	-	-	-	-	-	-	25,021,732	-

Total Long-term Liabilities		272,146,605		223,575,217		24,139,013		44,675,641

Subtotal by currency	Indexed Ch$	14,571,759		73,433,953		24,139,013		19,653,909
	Non-indexed Ch$	-		-		-		25,021,732
	Dollars	257,574,846		150,141,264		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

29. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 and 2004.

30. Subsequent events:

On January 24, 2006, the Company reported an essential event in which they inform that the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call an Extraordinary Shareholders Meeting, as established in articles 10, 57 and 67 of the Companies Law and in articles 33 and 44 of the bylaws of Compañía de Telecomunicaciones de Chile S.A., for Thursday April 20, 2006, in order to inform the shareholders and have them decide on the following matters:

i) Capital decrease in the amount of ThCh $40,200,513,570
ii) Bylaws reform in reference to the modification of share capital
iii) Adopt the corresponding decisions to formalize the agreements of the Meeting

32. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Current	Principal	Rate	Maturity	Principal	Accrued	Total
			ThCh$	%		ThCh$	interest

30-Dec-05	ABN AMRO BANK	Ch$	165,081,000	0.0237	Jan. 03, 06	84,604,013	-	84,604,013

Total						84,604,013	-	84,604,013

Management is unaware of any other significant subsequent events that have occurred in the period from January 1 to 24, 2006 and that may affect the Company`s financial position or the interpretation of these financial statements.

31. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or other supervising organizations.

Notes to the Financial Statements, continued

33. Accounts payable:

The detail of the accounts payable balance is as follows:

Concepts	2005	2004
	ThCh$	ThCh$

Suppliers:
Chilean	41,156,507	32,839,540
Foreign	1,131,700	726,725
Carrier service	8,406,474	5,485,375
Provision for work in progress	8,112,749	9,632,607

Total	58,807,430	48,684,247

34. Other accounts payable:

The detail of other accounts payable is as follows:

Concepts	2005	2004
	ThCh$	ThCh$

Exchange insurance contract payables	3,093,532	40,602,337
Accrued supports	1,005,680	183,262
Billing on behalf of third parties	2,677,009	2,089,260
Others	1,253,492	532,988

Total	8,029,713	43,407,847

Alejandro Espinoza Querol	José Moles Valenzuela
General Accountant	General Manager

Compañía de Telecom unicaciones de Chile S.A.
Management’s Discussion and Analysis of the Financial Statements
For the year ended December 31, 2005 and 2004

1. HIGHLIGHTS

Income and Figures for the Corporation’s Business Areas

As of December 31, 2005, Telefónica CTC Chile recorded consolidated net income of Ch$25,183 million, whereas in 2004 it presented net income of Ch$322,847 million. 2004 income includes the effects derived from the sale of the subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a net gain of approximately Ch$314,468 million.

The operating income of Telefónica CTC Chile for 2005 presents a surplus of Ch$49,836 million, 2.7% less than the Ch$48,514 million reached in the year ended December 31, 2004.

It should be noted that as of May 6, 2004, operating income includes the effects of the rate decree which is in force until May 6, 2009.

Non operating income for the year ended as of December 31, 2005, shows a deficit of Ch$729 million, which compares negatively to the surplus obtained the previous year in the amount of Ch$329,910 million, derived mainly from income obtained on the sale of Telefónica Móvil de Chile S.A. Without considering this effect, the variations are favorable and are basically due to a decrease in financial expenses associated with a lower level of debt and better financing conditions, and a positive effect of price-level restatement.

Whit respect to operating business figures, as of December 31, 2005, Telefónica CTC Chile’s fixed telephone lines reached 2,440,827, presenting an increase of 0.6% in relation to December 2004. ADSL customers in service reached 314,177, with a growth of 56.5% in relation to the previous year. Long distance traffic through the network of Telefónica CTC Chile, for which access charges are charged, decreased by 25.9% in domestic long distance (DLD) and 36.2% in international long distance (ILD), reaching 1,582.9 million minutes and 690.5 million minutes, respectively.

As of December 31, 2005, the Company’s staff reached 2,945 which implies a 4.5% increase in comparison to December 2004, where the staff was 2,817 persons.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of interest rates and terms of current loans, as well as through the global drop in interest rates. As of December 31, 2005, the financial debt reached Ch$496,316 million, reflecting a 21.0% decrease in relation to the financial debt of Ch$628,352 million recorded as of December 31, 2004. The decrease in the indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated into a downturn of 42.3% in financial expenses as of December 31, 2005.

Dividends Policy

On September 21, 2004, the Board of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distribution of dividends with a 30% to 100% charge to income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend charged against 2004 net income, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose the payment of a final dividend of Ch$58.84591 per share with a charge to net income for the year to the Extraordinary Shareholders’ Meeting, thus complying with the aforementioned dividend policy. Likewise they agreed to propose payment of an eventual dividend of Ch$50.99095 with a charge to retained earnings as of December 2004 at the next Ordinary Shareholders’ Meeting.

The Ordinary Shareholders’ Meeting held on April 14, 2005 approved the distribution of both the final and eventual dividend; in addition to revealing the Dividends Policy for 2005 and future years, as mentioned in the first paragraph of this section.

Likewise, on October 27, 2005, the Board of Directors approved the payment of an interim dividend (No. 170) of Ch$11.00 per share, with a charge to 2005 income, equivalent to ThCh$10,528,728 (historical).

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction (here in after, the "Ministries") issued Tariff Decree No. 169 which they submitted together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, Telefónica CTC Chile made two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No.169. The first presentation denounces manifest mathematical errors in Decree No. 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by

Management’s Discussion and Analysis of the Financial Statements, continued

1. Highlights, continued

Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that due to their review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

In turn, the Ministries defended the scaling of access charges of Decree No. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the ministries rejected them as they rejected the objections of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller , in order for them to correct new mathematical errors incurred by the Ministries precisely at the time that they corrected the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

Subtel reentered Decree N°169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling . services, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

Furthermore, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel complains about the tariffs set by the Ministries regarding to “Adjustment of Civil Works” and on its Telmex accompanied information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller does not accept the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which regulate conditions (without restrictions as to levels or structure) to the offer of various plans and joint offers that can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan.

Telefónica CTC Chile started offering different local telephone plans, in order to adapt to customer`s needs.

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	DECEMBER	DECEMBER	VARIATION
	2004	2005	Q	%

Lines in Service (end of period)	2,427,364	2,440,827	13,463	0.6%
Total Average Lines in Service	2,406,266	2,451,356	45,090	1.9%
Local calls (millions) (1)	4,615	3,309	(1,306)	-28.3%
Inter-primary DLD Minute (2) (thousands)	2,134,945	1,582,948	(551,997)	-25.9%
Total ILD Minutes (3) (thousands)	1,083,068	690,499	(392,569)	-36.2%
ILD Minute Outgoing (incl. Internet)	673,986	264,583	(409,403)	-60.7%
ILD Minutes Incoming	409,081	425,916	16,835	4.1%
Line Connections	343,318	358,088	14,770	4.3%
ADSL Connections in Service	200,794	314,177	113,383	56.5%
Permanent Personnel (4)	2,817	2,945	128	4.5%

1.	Does not include calls from public phones owned by the Company.
2.
DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.
ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Include staff with contracts for determined term.

TABLE No. 2
NET PROPERTY, PLANT AND EQUIPMENT
( Figures in millions of pesos as of 12.31.05)

DESCRIPTION	DECEMBER	DECEMBER	VARIATION
	2004	2005	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,233,607	3,272,400	38,793	1.2%
Projects and Works in Progress	53,470	47,535	(5,935)	-11.1%
Accumulated Depreciation	2,060,540	2,204,345	143,805	7.0%

NET PROPERTY, PLANT & EQUIPMENT	1,226,537	1,115,590	(110,947)	-9.0%

TABLE No. 3
INDIVIDUAL STATEMENTS OF INCOME
For the years ended as of December 31, 2005 and 2004
(figures in millions of pesos as of 12.31.2005)

DESCRIPTION	Jan - Dec	Jan - Dec	VARIATION (2005/2004)
	2004	2005	MCh$	%

OPERATING REVENUES
Basic Telephony	319,235	299,737	(19,498)	-6.1%
Fixed Charge (Monthly)	154,224	125,469	(28,755)	-18.6%
Variable charge	124,087	97,824	(26,263)	-21.2%
Connections and Other Installations	- 4,036	3,280	(756)	-18.7%
Flexible Plans	9,005	45,727	36,722	407.8%
Value Added Services	21 11	21,462	343	1.6%
Others Basic Telephony Services	6,764	5,975	(789)	- 11.7%
Broadband	19,628	31,919	12,291	62.6%
Access Charges and Interconnections	80,041	90,209	10,168	12.7%
Domestic Long Distance	16,312	17,109	797	4.9%
International Long Distance	3,537	3,275	(262)	-7.4%
Other Interconnection Services	60,192	69,825	9,633	16.0%
Other	22,467	17,165	(5,302)	-23.6%
Equipment Marketing	7,836	3,801	(4,035)	-51.5%
Advertising in Telephone Directories	6,094	5,369	(725)	-11.9%
Other Income	8,537	7,995	(542)	- 6.3%

TOTAL OPERATING REVENUESS	441,371	439,030	(2,341)	-0.5%

OPERATING COSTS	(288,824)	(284,156)	4,668	-1.6%

Salaries	(38,14)	(32,386)	5,761	-15.1%
Depreciation	(159,197)	(155,459)	3,738	- 2.3%
Other Operating Costs	(91,480)	(96,311)	(4,831)	5.3%

ADMINISTRATION AND SELLING COSTS	(104,033)	(105,038)	(1,005)	1.0%

TOTAL OPERATING COSTS	(392,857)	(389,194)	3,663	-0.9%

OPERATING INCOME	48,514	49,836	1,322	2.7%

Financial Income	15,438	9,085	(6,353)	-41.2%
Other Non-operating Income	495,964	5,821	(490,143)	-98.8%
Income from Investment in Related Companies (1)	24,217	20,589	(3,628)	-15.0%
Financial Expenses	(55,704)	(32,130)	23,574	-42.3%
Amortization of Goodwill	(145,16)	(1,337)	143,831	-99.1%
Other Non-operating Expenses	(16,421)	(8,234)	8,187	-49.9%
Monetary correction	11,584	5,477	(6,107)	-52.7%

NON-OPERATING INCOME	329,910	(729)	(330,639)	S.C.

INCOME BEFORE INCOME TAX	378,424	49,107	(329,317)	-87.0%

Income taxes	(55,577)	(23,924)	31,653	-57.0%

NET INCOME (2)	322,847	25,183	(297,664)	- 92.2%

(1)	For the purposes of a comparative analysis. participation in income from investments in related companies is shown net (net income/losses).
(2)	For comparative purposes certain reclassifications have been made for 2004 statements of income

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 Operating Income

As of December 31, 2005, operating revenues reached a surplus of Ch$49,836 million, representing a 2.7% increase in comparison to those obtained the previous year, which reached Ch$48,514 million. This increase is generated by a decrease in operating costs and administration and selling costs, effects that were partly offset by a decrease in operating income.

Operating Revenues
Operating revenues for the year amounted to Ch$439,030 million, a decrease of 0.5% in relation to the income obtained in the period from January to December 2004 of Ch$441,371 million.

The Ch$2,341 million decrease is produced by the decrease in revenues received from basic telephone services and other fixed telephone businesses, which decreased by 6.1% and 23.6%, respectively. This is offset by an increase in revenues related to broadband businesses and access and interconnection charges, which increased by 62.6% and 12.7%, respectively.

The Company’s revenues decreased by 0.5% due to a 6.1% decrease in basic telephone service in comparison to the previous year, derived from the 21.2% decrease in the level of variable charge, which shows the effect of lower revenues derived from the application of the new rate decree, the downturn in traffic per line and the migration of customers to flexible plans recorded in 2005. Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased 18.6% mainly explained by the incorporation of customers to flexible plans, offset by the effect of higher revenues due to the application of the new rate decree. Consequent with the above, the incorporation of customers to flexible plans positively contributed to the Ch$36,722 million increase in revenues. Revenues from connections and other installations dropped 18.7% in respect to the previous year, whereas value added services grew by 1.6% partly due to an increase in advanced corporate services. Other basic telephony services revenues dropped by 11.7% .

Broadband services increased by 62.6% in the period from January to December 2005, reaching Ch$31,919 million whereas in the same period the previous year revenues from these services amounted to Ch$19,628 million.

Access and interconnection charges increased by 12.7%, mainly due to the 10.6% increase in other interconnection services, from increases in media rental services, carrier information and connection services and unbundling services, together with a 4.9% increase in revenues from domestic long distance access charges. On the other hand, revenues from international long distance access charges decreased by 7.4% .

Other fixed telephony businesses decreased by 23.6%, equivalent to Ch$17,165 million basically explained by a Ch$4,035 million drop in revenues from commercialization of equipment and a Ch$725 million drop in revenues received for advertising in telephone directories, together with the Ch$542 million decrease in revenues from services provided to subsidiaries and sale of materials.

Operating Costs
Operating costs for the period amounted to Ch$389,194 million, decreasing by 0.9% in relation to 2004, when they amounted to Ch$392,857 million.

This is mainly explained by a decrease in the depreciation levels of the Corporation, associated to lower investments. Furthermore, remuneration and administration and selling costs decreased due to the Company’s efforts in the efficient use of resources in the last few years. These decreases in operating costs are offset by the 5.3% increase in other operating costs in relation to the previous year.

3.2 Non-operating Income

Non-operating income for the year ended December 31, 2005 shows a deficit of Ch$729 million, whereas in the previous year non-operating income reached Ch$329,910 million. The change in non-operating income is broken down as follows:

Interest revenues decreased by 41.2%, mainly due to an 80.6% increase in interest received from financial debts maintained by subsidiaries with the Company, and to the fact that in 2004 the higher volumes of funds available from the sale of subsidiary Móviles were temporarily allocated to financial investments.

Other non-operating income amounted to Ch$5,821 million, figure which is lower than the Ch$495,964 million reached in 2004. This is mainly due to net income generated by the sale of Telefónica Móviles de Chile and the sale of the participation in the ownership of Publiguías recorded in 2004.

Revenues from investments in related companies, reached net income of Ch$20,589 million in 2005, figure that is lower than that obtained in 2004, where revenues for this concept were Ch$24,217 million. This effect is explained by the behavior of the businesses in which the company participates, that is:

Long Distance Business, equivalent to investments in Telefónica Mundo S.A. and Globus 120 S.A., show accrued net income of Ch$1,553 million, an 85.4% decrease in comparison to the same period the previous year, because the net income of these companies decreased by Ch$9,142 million in comparison to 2004. This variation is composed of a 70.8% drop in operating income, situation that is explained by the strong 12.9% decrease in operating income in the long distance business in addition to an 8.4% increase in operating costs; however these decreases were offset by a 14.9% decrease in administration and selling expenses. The main effects of this decrease in revenues in the long distance business are associated to a decrease in traffic, domestic and international long distance prices and a decrease

3. Analysis of income for the period, continued

in income for the concept of traffic services terminating in_ Chile, furthermore exceptionally increased due to extraordinary adjustments to income and operating costs due to the effect of correspondents associated to international traffic.

This drop in operating income was offset by a decrease in the non-operating income deficit, which increased by Ch$4,600 million in comparison to 2004, due to obtaining better financial income benefits which increased by Ch$1,249 million and a Ch$2,793 million decrease in other non-operating expenses.

The Corporate Communications Business, equivalent to the_ investment in subsidiary Telefónica Empresas, showed accrued_ net income of Ch$12,892 million, which implies a 17.4% decrease in comparison to 2004. This is due to a 13.1% decrease in operating revenues, which was partly offset by a 31.7% decrease in administration and selling expenses and a 2.8% decrease in the Company’s operating costs, which implied that the Company’s operating income decreased by 15.7% in comparison to 2004. On the other hand, there was a 43.3% increase in non-operating losses in comparison to the same period the previous year, mainly due to the increase in financial expenses, other non-operating expenses and the effects of price-level restatement. Due to these _ effects there was a 15.3% drop in the tax load in comparison to 2004, which partly offset the previously mentioned effects configuring in this manner the results of the Company for the year.

The Mobile Business, due to the deconsolidation of Telefónica Móviles de Chile S.A., due to its sale in July 2004, caused net . income not to be even lower due to investments in related companies, since the revenues presented during the first half of 2004 corresponded to a loss of Ch$8,266 million.

Other Businesses, which include businesses mainly involving_ public telephone services, maintenance and installation of basic_ equipment, alarm monitoring services, shared services and others, . generated net income from investments in related companies of Ch$6,144 million during 2005, whereas for the same period in 2004, net income from these investments reached Ch$6,335 million, which represents a 3% decrease in the income obtained by these investments. The decrease in accrued net income in other businesses, is composed of the lower net income generated by investments in CTC Equipos y Servicios de Telecom unicaciones S.A. in the amount of Ch$1,412 million, which implies a 21% decrease and the Ch$26 million decrease in net income generated by the investment in Fundación Telefónica, which implies a 48% decrease. The above was offset by a Ch$884 million increase in net income received from investments in Atento Chile S.A. and the Ch$228 million increase from the investment in Telefónica Gestión de Servicios Compartidos Chile S.A. This is explained by the fact that the companies in which the Company has a major participation, had joint net income of Ch$4,408 million in 2005, whereas during the same period the previous year, they had net income of Ch$5,259 million, a 16.2% decrease in the revenues of these companies.

Interest expenses decreased by 42.3% in 2005, mainly associated to lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$143,831 million decrease in relation to 2004, mainly due to amortization of goodwill of subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses decreased by 49.9%, derived mainly from lower restructuring costs, retired assets and depreciation of assets that are out of service. These effects that were offset by higher expenses in 2005 than in 2004, due to agreements reached in lawsuits, retirement of out of service assets and unrecovered taxes.

Price-level restatement in 2005 shows a net gain of Ch$5,477 million, mainly due to the variations experienced in the CPI, unidad de fomento and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 79% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy was largely able to neutralize the effect of the exchange rate variation in 2004 and 2005.

3.3 Net Income

Net Income in 2005 amounted to Ch$25,183 million, whereas in 2004 net income was Ch$322,847 million. The lower income obtained in 2005 in comparison to 2004, is derived from a 0.5% operating surplus and the decrease in non-operating deficit equivalent to Ch$330,639 million, which basically was due to the sale of Telefónica Móvil de Chile S.A. Both effects are offset by the lower level of income taxes, which in 2004 was influenced by the tax paid on the sale of the subsidiary Telefónica Móvil.

4. STATEMENT OF CASH FLOWS

TABLE No. 4
CASH FLOWS
(Figures in millions of pesos as of December 31, 2005)

DESCRIPTION	JAN-DEC	JAN-DEC	VARIATION
	2004	2005	MCh$	%

Net cash from operating activities	143,934	222,761	78,827	54.8%
Net cash from financing activities	(877,896)	(234,613)	663,283	-75.6%
Net cash from investing activities	872,168	(72,604)	(944,772)	C.S.
Effect of inflation on cash and cash equivalents	(6,397)	(1,472)	4,925	-77.0%
Net change in cash and cash equivalents for the period	131,809	(65,928)	(197,737)	C.S.

The negative variation of Ch$65,928 million in cash flows for 2005 as compared to the positive variation of Ch$131,809 million in 2004, is mainly due to resources obtained on the sale of the subsidiary Telefónica Móvil in 2004, presented as cash flows from investing activities. Therefore, during 2004, cash flows were allocated to amortization and prepayment, in order to decrease the financial debt of Telefónica CTC Chile, and to the payment of dividends, effects are presented within financing activities. During 2005 this policy of decreasing financial debt and distributing dividends has continued, partly explaining the negative net variation in cash and cash equivalents.

5. FINANCIAL INDICATORS

TABLE No. 5
 FINANCIAL INDICATORS

DESCRIPTION	JAN-DEC	JAN-DEC
	2004	2005

LIQUIDITY RATIO	1.05	0.84
Current Ratio
(Current Assets / Current Liabilities)	0.23	0.31
Cash Ratio
(Most liquid assets / Current Liabilities)

DEBT RATIOS
Debt Ratio	0.92	0.84
(Total Liabilities / Shareholders’ Equity)
Long-term Debt Ratio	0.63	0.56
(Long-term Liabilities / Total Liabilities)
Financial Expenses Coverage	7.52	2.25
(Income Before Taxes and Interest / Interest Expenses)

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin	11.0%	11.35%
(Operating Income / Operating Revenues)
Operational Income Return	4.00%	4.06%
(Operating Income / Net Property, Plant and Equipment (1))
Net Income per Share	$323	$26.3
(Net Income / Average number of paid shares each year)
Return on Equity	0.9%	2.59%
(Income / Average shareholders’ equity)
Return on Assets	14.26%	1.37%
(Income/Average assets)
Operating Assets Yield	3.80%	2.15%
(Net income / Average operating assets (2))
Return on Dividends	42.40%	10.80%
(Paid dividends / Market Price per Share)

ACTIVITY INDICATORS
Total Assets	MCh$ 1,959,748	MCh$1,703,513
Sale of Assets	MCh$ 215,481	MCh$ 1,154
Investments in other companies and property, plant and equipment	MCh$ 49,965	MCh$ 58,423

Inventory Turnover	1.42	1.41
(Cost of Sales / Average Inventory)

Days in Inventory	253.52	255.60
(Average Inventory / Cost of sales times 360 days)

(1) Figures at the beginning of the period, restated.
(2) Property, plant and equipment are considered operating assets.

From the previous table we emphasize the following:

The current ratio decreased by 19.8% in relation to last year, due to a 27.5% drop in current assets, whereas current liabilities decreased by 9.5%, due to a decrease in the financial debt in comparison to December of the previous year. Both issues were influenced by the effects of the deconsolidation of the mobile subsidiary. On the other hand, this current radio of less than one, that is current assets divided by current liabilities, is basically explained by the reclassification of the Yankee bonds to the short-term, since both series of bonds will be paid during 2006. The Company contemplates covering these obligations with cash flows from operating activities.

The 8.6% decrease in the debt ratio in relation to 2004 is explained by a 17.2% drop in the level of demand liabilities whereas shareholders’ equity decreased by 9.3%, mainly due to the distribution of retained earnings through payment of dividends.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero, that have a market value, which compared to the book value is not significant whit respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

7. REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 was in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, and expired on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003 Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas, and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC Chile presented to Su btel its Technical Economic Basis for the Rate Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariff for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which provided that notwithstanding the tariff setting by the administrative authority, the dominant operators could offer lower tariff or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 objections to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Commission as established by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Commission was officially formed on June 17, 2003, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the objections, with the exception of one objections the pronuncement on wich was supported by a mayority opinion.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis ("TED") that will govern the rate study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

7. Regulatory Aspects, continued

Entelphone, CMET, Manquehue Net and Telesat did not formulate objections to the Preliminary TEB. Consequent, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study . that sets the levels, structure and indexation mechanisms of the_ services subject to tariff setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Tariff Study. Telefónica CTC Chile requested the formation of the Commission, which was_ officially formed on March 12, 2004. The Experts Commission issued_ its report on April 2, 2004, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries_ the Report on Amendments and Reiterations of the Tariff Study, . incorporating the recommendations of the Commission and . Reiterated Support on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries dictated Tariff Decree No. 169 which they submitted along with the supporting report to the Chilean General Comptroller for the legislative review.

On June 2, 2004, Telefónica CTC Chile presented to the Chilean General Comptroller two presentations within the recording process of Tariff Decree No. 169. The first denounces manifest mathematical errors included in Decree No. 169, requesting the authorities to correct . them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations_ the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assigment of cost of access charges and the criteria for cost assignation of the different tariff.

On December 16, 2004, the Ministries issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected and they also corrected other errors apparently contained in the mentioned tariff decree.

In turn, the Ministries defended the scaling of access charges of Tariff Decree No. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Basis established for this tariff process.

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the Ministries rejected them along with the objections of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller, in order to request to correction of new mathematical errors incurred by the Ministries precisely at the time of corrections the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

Furthermore, in January 2005. Entel and Telmex submitted new presentations to the Chilean General Comptroller, where Entel complains about the tariffs set by the Ministries in respect to “Adjustment of Civil Works” and Telmex attaches information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller does not accept the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request on fs. 476 of Compañía de Telecom unicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No.742, of December 24, 2003, issued by the Ministry of Transport and

Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone utility.

Tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the regulated plan by the authority, as per the conditions defined by the respective authority.

Telefónica CTC Chile started commercializing different plans for local telephone public service, so that the interested public can choose an alternative that is different to the rate structure defined by the regulator.

Modifications of the Regulatory Framework

Extension of the length of the public telephone services subscriber number
 By means of Resolution No. 1,120, of December 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend by one digit the local telephone numbers in the Primary Zones of Valparaiso and Concepción. The extension for Santiago and the rest of the zones was deferred. In addition, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified defining the virtual mobile area code to identify the mobile network as the number 9.

Attention of customer complaints by telephone and free communications for emergency services
Decree No. 590 issued by the Ministry of Transport and Telecommunication establishes free communications to emergency service numbers 131, 132 and 133 and communications to emergency services are exempt from disconnection of service; it establishes the obligation of the telephone companies to attend to complaints over the telephone and defines a new special number for telephone complaints (105). Telefónica CTC Chile had already incorporated such free of charge communications as of May 6, 2004, in accordance with tariff decree No. 169 and in turn, telephone complaints have been operating since the end of 2000 through the special 107 number. In relation to the enabling of communication with emergency services from a line which has been disconnected, Telefónica CTC Chile enabled telephone lines that depend on switchboards that currently have the capacity and functions necessary to maintain availability of access to emergency services even in case of service disconnection due to breach by the subscriber.

New format of Single Telephone Bill
Decree No. 510 issued by the Ministry of Transport and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days wich expires on April 2005, to apply the dispositions established in the mentioned decree.

On January 12, 2005, Telefónica CTC Chile requested from Subtel the approval of the contents and design of the new Single Telephone bill in conformity with the mentioned Decree No. 510.

Outside of the specified comment period Subtel made observations to the proposal made by Telefónica CTC Chile, ordering them to be rectified before the issuance to the public, in addition to issuing an Official Circular with instructions for applying the Regulation.

Telefónica CTC Chile filed a complaint before the Chilean General Comptroller against Subtel pertaining to the legality of infringing on the standard that establishes that after 30 days the proposal made by the concessionary will be understood to be fully approved, which did in fact occur and that is not recognized in the pronouncement.

On August 30, 2005, Subtel responded to the Chilean General Comptroller with respect to the legality complaint filed by Telefónica CTC against the acts of Subtel which made observations on the new model of the Single Telephone Bill outside of the specified comment period.

In its report, Subtel recognizes that in made observations outside of the specified comment period, and formulates its defense on the basis that Telefónica CTC Chile’s model of telephone bill is not in accordance with the legal ordinance.

On October 6, 2005, Telefónica CTC Chile presented a writ before the Chilean General Comptroller answering the arguments made by Subtel in its report. As support for the legal thesis stated in the complaint, Telefónica CTC Chile attached a Legal Report to the Chilean General Comptroller from the Administrative Law Professor, which confirms the relevance of the complaint that was filed.

With this information the Chilean General Comptroller must decide whether it accepts or rejects the complaint filed; the pronouncement from the controlling organization is still pending.

Technical Standard that classifies complementary services into categories
By means of Exempt Resolution No. 1,319, of October 6, 2004, the Undersecretary of Telecommunications established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

Telefónica CTC Chile made the adjustments to its network to enable, among other aspects, numbering of the complementary Internet narrowband access service, the deadline for which is April 8, 2006.

Public consultation of regulation projects
In July and August 2004, Subtel started making public inquiries to the relevant parties of the telecommunications sector in respect with proposals for regulations regarding Network Unbundling and IP Telephony.

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by the Chilean Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, that is provided using the existing broadband infrastructure, with fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attempt against development of the industry since it discourages investment in new infrastructure and in broadband.

As of December 31, 2005, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by . the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors . in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had other purposes than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing which involves an end to the discussion and evidence. A sentence should be declared in the following months.

Voissnet makes a claim before the National Economic Attorney General’s Office (“ Fiscalía Nacional Económica”) and files a suit before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, 2005, Telefónica CTC Chile responded the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion attempted violate free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC Chile.

On March 14, 2005 Telefónica CTC Chile responded the complaint filed by Voissnet before the Antitrust Commission ("Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet, indicated in the accusation filed before the National Economic Attorney General’s Office. Voissnet’s intention is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the claims made by Voissnet, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a countersuit against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts to limit free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica CTC Chile, questioning the contractual restrictions imposed by Telefónica CTC Chile.

On April 8, 2005, Voissnet answered the countersuit filed by Telefónica CTC Chile, stating that it will be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be received for evidence, but a date would be set to hear the case.

Telefónica CTC Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it, receiving the case for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica CTC Chile, ratifying that in this case only legal and not factual aspects must be clarified.

On August 16, 2005, Telefónica CTC Chile was notified of the requirement filed against it by the Fiscalía Nacional Económica (FNE), based on the same conducts alleged by Voissnet against Telefónica CTC Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica CTC has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony. That the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service. That Telefónica CTC Chile be fined 350 unidades tributarias anuales, o whatever fine the TDLC in justice determines, and payment of the costs of this case, and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica CTC Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited for last August 11,2005 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica CTC Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the _FNE for reinstatement, the Court modified the originally defined —points of evidence.

On December 15, 2005, Telmex Servicios Empresariales S.A. became a party to the process as a third party interested in the results of the lawsuit, stating to the TDLC that in accordance with current legislation, the broadband voice services provided by Voissnet are a public telecommunications service, and therefore there is no reason whatsoever that in their provision they are exempt from the regime applicable to all local telephone operators.

On December 20, the TDLC began hearing evidence from witnesses, with Voissnet providing evidence first followed by the National Economic Attorney General’s Office and finally Telefónica CTC Chile. Likewise, on December 27, 2005, the parties filed their technical economic reports.

During January 2005, the TDLC will hear the declarations of the three parties involved in the lawsuit.

Setting Rates for Post Supports

Telefónica CTC Chile together with other telecommunications companies presented objections before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to support on posts, proposing an annual rate for each post support of approximately 0.02 UF.

Similarly, the distribution companies also presented before the Panel of Experts their objections regarding the post support rates proposed by the National Energy Commission, proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefonica CTC Chile and the rest of the telecommunications companies that submmited objections to the Panel of Experts, presented their observations of the objections formulated by the electric companies.

The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the judgment of the Panel of Experts, which made a pronouncement on the objections formulated by the Distributors and the telecommunications companies against the Technical Report of the CNE. The Judgment of the Panel of Experts opted for the values proposed by the CNE, including the service of post supports.

Chilectra S.A. also filed with the Chilean General Comptroller appealing the legality of the tariff process. The same was done by ASEP and Chilquita, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

On September 16, 2005, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services.

On December 6, 2005, the Chilean General Comptroller returned the decree to the Ministry of Economy, without recording since it deemed that it lacks legality since tariffs must be established during the tariff setting process completed in November 2004, for a 4-year term.

On December 14, 2005, the Ministry of Economy and the National Energy Commission filed a motion to appeal before the Chilean General Comptroller, a pronouncement from the controlling entity is still pending.

Telefónica CTC Chile filed a motion for protection against the decision of the Comptroller before the Santiago Court of Appeals, which was accepted for processing by the court. In the next few days the Comptroller must issue the report requested by the Court of_ Appeals regarding the motion filed by Telefónica CTC Chile.

Public tender to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz frequency band

On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica CTC Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

The resolution that awards Telmex the national wireless local public telephone service concession was published in the Official Gazette on December 16, 2005 and the resolutions awarding VTR the regional concessions excluding Regions XI and XII, of the public tender, were published on December 21, 2005.

Telefónica CTC Chile is the only bidder for the projects corresponding to Regions XI and XII, and presented guarantee deposits for faithful, complete and timely compliance with the technical project, procedure prior to the awarding of the concessions for the mentioned regions.

Telefónica CTC Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. Furthermore, Telefónica CTC Chile filed a public law motion to vacate in respect to the preferential rights of VTR.

8. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry

During 2005, the Telecommunications industry maintained the dynamism that characterizes it, with emphasis on the evolution of the mergers and acquisition processes of operators and continuity of_ the constant changes in consumer choices for telecommunications services, particularly broadband development.

It is estimated that lines in service as of December 2005 reached approximately 3.5 million, reflecting a 3.7% increase in respect to as of December 2004, derived mainly from prepaid telephone services which represent approximately 17% of total lines. Voice services show variations of approximately -7% in local, -13.1% in DLD and - 5.6% in ILD in respect to the previous year.

It is estimated that as of December 2005 the mobile telephone market reached a total of 11.2 million subscribers, which represents acummulative growth of 19% with respect to December 2004.

The Internet market shows a migration from narrowband to broadband, with a 46% decrease in the narrowband market with a total estimated 4,150 million minutes and a 46% increase in the broadband market, which as of December 2005, amounts to 739.000 accesses, point 55% with ADSL technology.

Relevant aspects in the competitive areas

GTD acquires Manquehue Net S.A.
On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, Manquehue Net S.A notified the Superintendency of Securities and Insurance that GTD Grupo Teleductos S.A through its subsidiaries GTD Teleductos S.A and GTD Telesat S.A. purchased all the shares of Manquehue Net S.A. there by acquiring control of the company.

América Móvil acquires Smartcom
On August 3, 2005 América Móvil announced the acquisition of 100% of the ownership of the Endesa Spain Group in Smartcom. The Company value involved in the operation was US$ 472 million. América Móvil is associated with Telmex Corp. S.A.

Telecom Italia sells its participation in Entel S.A.
On January 24, 2005, Almendral S.A. communicated to the Superintendency of Securities and Insurance the completion of negotiations with Telecom Italia, for the acquisition of their participation in Entel Chile.

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of Entel S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share.

Liberty Media takes control of United Global Com, Parent Company of VTR and merges its operations in Chile
On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After the operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, subject to compliance of a series of corporate conditions, of distribution of contents, prices, quality of service and opening cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect with merger restrictions.

On July 1, 2005 VTR began unifying its program offer for VTR and former Metrópolis customers.

Telefónica Móviles S.A. acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile
On March 8, 2004, Telefónica Móviles S.A. announced the agreement to purchase the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile business of Bellsouth in Chile which operates with a 25 Mhz spectrum on the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Telefónica CTC Chile unanimously accepted the association offer made by Telefónica Móviles S.A., for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders Meeting.

On July 15, 2004, the shareholders’ meeting to decide on the sale of the mobile subsidiary of Telefónica CTC Chile was held. At this meeting a counteroffer was made by the shareholders which meant that Telefónica Móviles S.A. had to pay for the taxes derived from the operation.

On July 23, 2004, the contract was signed for the sale of all the shares of the subsidiary, with which Telefónica CTC Chile no longer participates in the mobile business.

Telefónica Móviles S.A. consults the Court of Free Competition on the purchase of Bellsouth
Telefónica Móviles S.A., subsidiary of Telefónica S.A. presented to the Court of Free Competition an inquiry regarding the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

On January 4, 2005 the Antitrust Commission resolved to approve the consultation of Telefónica Móvil S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, any joint offer of services for fixed and mobile telephone services commercialized by the merged company and which, considers fixed telephone services provided by Telefónica CTC Chile, will be understood to be a joint offer made by the latter, which therefore must be governed by Decree N°742 issued by the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móvil S.A. subsidiary of Telefónica S.A. launched Movistar in Chile, grouping under this brand the mobile subsidiary purchased from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust Commission in January 2005.

Analysis of relative participation

Local Telephone Service
This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

Currently 10 companies with 13 brands participate in this market, including three rural operators. The penetration rate as of December 2005 was on the order of 21.1 lines per 100 residents. Telefónica CTC Chile has approximately 71% of the fixed telephone lines as of December 2005.

Internet Access
In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of traffic. IP traffic (switchboard) accumulated from January to September 2005 in the network of Telefónica CTC Chile reached the order of 3,267 million minutes, whit a 32% drop with respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of December 2005, Telefónica CTC Chile’s broadband connections in service reached 314,177 a growth of 56% with respect to December 2004, achieving an estimated broadband market share of 43% as of December 2005, considering speeds equal to or exceeding 128 kbps.

8. Analysis of markets, competition and relative participation

Other Businesses
Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2005 has approximately 24% of the market share considering it owns 10,057 public telephones. Additionally, Telefónica CTC Chile has another 12,949 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of December 2005 it is estimated that Telefónica CTC Chile has a market share of 31% in this service.

9. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance. As of December 31, 2005, the interest bearing debt in original currency expressed in dollars was US$979.1 million, including US$716.4 million in financial liabilities in dollars, US$151.3 million in debt expressed in “unidades de fomento” and US$ 111.4 million of debt in Chilean pesos. In this manner US$716.4 million correspond to debt directly exposed to the variations of the dollar.

Simultaneously, the Company had Cross Currency Swaps, dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of 2005 year-end in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2005, the Company had debt at variable interest rates Libor and TAB mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2005 this has allowed the Company to end with an exposure of 21% of the total interest bearing debt.

Certification of Account Inspectors

CERTIFICATION OF ACCOUNT INSPECTORS

We hereby certify that the amounts presented in the Financial Statements for the twelve-months period ended en December 31, 2005, and their corresponding notes, which were audited and informed by the External Auditors, are consistent with the balance of the Ledger Accounts of the same date.

Santiago, February 6, 2006

SUMMARIZED FINANCIAL STATEMENTS OF SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Summarized Financial Statements of Subsidiaries
Telefónica Mundo S.A.
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	48,287,435	63,430,651
Property, Plant and Equipment	82,760,279	89,519,011
Other Long-Term Assets	30,434,629	31,420,076

Total Assets	161,482,343	184,369,738

Liabilities and Shareholders’ Equity
Current Liabilities	17,851,090	30,699,941
Long-Term Liabilities	11,159,572	12,218,112
Capital and Reserves	44,575,597	44,575,597
Retained Earnings	86,900,972	86,920,192
Net Income for the year	995,112	9,955,896

Total Liabilities and Shareholders’ Equity	161,482,343	184,369,738

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	75,620,893
Operating Costs (Less)	57,187,946	52,383,208

Gross Margin	18,432,947
		34,127,904

Administrative and selling expenses (Less)	13,699,063	15,319,080

Operating Results	4,733,884	18,808,824

Non-operating Results
Non-Operating Income	2,468,486	894,382
Non-Operating Expenses (Less)	846,747	3,966,809
Price-level Restatement	(1,848,828)	(1,923,728)

Non-Operating Gain (Loss), Net	(227,089)	(4,996,155)

Income Before Income Taxes	4,506,795	13,812,669
Income Taxes	3,511,683	3,856,773

Net Income For The Year	995,112	9,955,896

Summarized Financial Statements of Subsidiaries
Telefónica Mundo S.A.
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31 ,2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	995,112	9,955,896
(Increase) decrease in assets, that affect cash flows	19,529,467	24,510,515
(Increase) decrease in assets, that affect cash flows	8,293,757	(555,258)
Increase (decrease) in liabilities, that affect cash flows	(10,389,621)	(15,034,542)
Net cash provided by operating activities	18,428,715	18,876,611

Net cash used in financing activities	(10,332,186)	(6,169,336)
Net cash used in investment activities	(8,707,315)	(12,075,905)
Net cash flows used for the year	(610,786)	631,370

Effect of inflation on cash and cash equivalents	(15,008)	6,246
Net increase (decrease) of cash and cash equivalents	(625,794)	637,616

Cash and cash equivalents at beginning of year	1,224,284	586,668
Cash and cash equivalents at end of year	598,490	1,224,284

Summarized Financial Statements of Subsidiaries
Telefonica Empresas CTC Chile S.A. y Filiales
 As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	43,976,406	46,787,169
Property, Plant and Equipment	67,765,891	68,347,659
Other Long-Term Assets	8,968,969	8,991,349

Total Assets
	120,711,266	124,126,177

Liabilities and Shareholders’ Equity
Current Liabilities	25,519,660	32,620,170
Long-Term Liabilities	15,100,431	12,300,134
Minority Interest	246,728	253,141
Capital and Reserves	50,239,197	50,239,197
Retained Earnings	16,713,536	13,105,553
Net Income for the year	12,891,714	15,607,982

Total Liabilities and Shareholders’ Equity	120,711,266	124,126,177

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	99,454,481	114.385.900
Operating Costs (Less)	60,591,150	62.339.512

Gross Margin	38,863,331	52.046.388

Administrative and selling expenses (Less)	21,321,770	31.229.804

Operating Results	17,541,561	20.816.584

NON-OPERATING RESULTS
Non-Operating Income	1,019,892	292.576
Non-Operating Expenses (Less)	1,335,037	932.541
Price-level Restatement	(599,246)	2.081

Non-Operating Gain (Loss), Net	(914,391)	(637.884)

Income Before Income Taxes	16,627,170	20,178,701
Income Taxes	3,741,873	4,415,925
Minority Interest	6,417	154,794

Net Income For The Year	12,891,714	15,607,982

Summarized Financial Statements of Subsidiaries
Telefonica Empresas CTC Chile S.A. y Filiales
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	12,891,714	15,607,982
Loss from sale of assets	21,291	-
Charges to income that do not represent cash flows	11,722,276	13,461,536
(Increase) decrease in assets, that affect cash flows	11,441,398	(7,335,462)
Increase (decrease) in liabilities, that affect cash flows	(11,643,792)	(24,898,825)
Minority Interest	(6,417)	154,794
Net cash provided by operating activities	24,426,470	(3,009,975)

Net cash used in financing activities	(16,744,298)	9,157,676
Net cash used in investment activities	(8,630,428)	(6,850,115)
Net cash flows used for the year	(948,256)	(702,414)

Effect of inflation on cash and cash equivalents	(30,219)	(37,822)
Net (decrease) increase of cash and cash equivalents	(978,475)	(740,236)

Cash and cash equivalents at beginning of year	1,615,020	2,355,256
Cash and cash equivalents at end of year	636,545	1,615,020

Summarized Financial Statements of Subsidiaries
Compañia de Telecomunicaciones de Chile - Equipos y Servicios S.A.
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	7,106,199	15,703,630
Property, Plant and Equipment	22,232,848	33,808,085
Other Long-Term Assets	109,728	108,881

Total Assets	29,448,775	49,620,596

Liabilities and Shareholders’Equity
Current Liabilities	17,773,933	8,366,839
Long-Term Liabilities	941,001	1,445,245
Capital and Reserves	401,938	401,938
Retained Earnings	5,035,787	32,698,737
Net Income for the year	5,296,116	6,707,837

Total Liabilities and Shareholders’Equity	29,448,775	49,620,596

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	46,323,391	49,934,924
Operating Costs (Less)	34,216,168	33,257,284
Gross Margin	12,107,223	16,677,640

Administrative and selling expenses (Less)	1,073,945	2,073,243

Operating Results	11,033,278	14,604,397

Non-operating Results
Non-Operating Income	409,222	25,189
Non-Operating Expenses (Less)	3,406,657	5,742,706
Price-level Restatement	(400,092)	72,038
Non-Operating Gain (Loss), Net	(3,397,526)	(5,645,479)

Income Before Income Taxes	7,635,751	8,958,918
Income Taxes	2,339,635	2,251,081
Net Income For The Year	5,296,116	6,707,837

Summarized Financial Statements of Subsidiaries
Compañia de Telecomunicaciones de Chile - Equipos y Servicios S.A.
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows year sended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	5,296,116	6,707,837
Loss from sale of assets	-	(1,.421)
Charges to income that do not represent cash flows	15,070,507	14,078,708
(Increase) decrease in assets, that affect cash flows	(8,731,235)	(1,658,382)
Increase (decrease) in liabilities, that affect cash flows	8,686,670	(5,600,532)
Net cash provided by operating activities	20,322,058	13,527,631

Net cash used in financing activities	(18,121,744)	(3,120,940)
Net cash used in investment activities	(2,315,657)	(10,424,809)
Net cash flows used for the year	(115,343)	(19,539)

Effect of inflation on cash and cash equivalents	(5,547)	(5,510)
Net (decrease) of cash and cash equivalents	(120,890)	(25,049)

Cash and cash equivalents at beginning of year	314,819	339,868
Cash and cash equivalents at end of year	193,929	314,819

Summarized Financial Statements of Subsidiaries
Fundación Telefónica
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	788,994	759,466

Total Assets	788,994	759,466

Liabilities And Shareholders’Equity
Current Liabilities	249,151	276,140
Capital and Reserves	430,003	430,003
Retained Earnings	53,323	(55,366)
Net Income for the year	56,517	108,689

Liabilities and Shareholders’Equity	788,994	759,466

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	667,808	766,582
Operating Costs (Less)	442,889	181,810

Gross Margin	224,919	584,772

Administrative and selling expenses (Less)	180,930	486,838

Operating Results	43,989	97,934

Non-operating Results:
Non-Operating Income	15,907	6,512
Non-Operating Expenses (Less)	12	-
Price-level Restatement	(3,367)	4,243
Non-Operating Gain (Loss), Net	12,528	10,755

Net income for the year	56,517	108,689

Summarized Financial Statements of Subsidiaries
Fundación Telefónica
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	56,517	108,689
Charges to income that do not represent cash flows	3,367	(4,243)
(Increase) decrease in assets, that affect cash flows	(210,817)	53,087
Increase (decrease) in liabilities, that affect cash flows	(26,988)	35,252
Net cash provided by operating activities	(177,921)	192,785

Net cash used in financing activities	-	-
Net cash used in investment activities	309,331	(164,334)
Net cash flows used for the year	131,410	28,451

Effect of inflation on cash and cash equivalents	(10,746)	(115)
Net increase (decrease) of cash and cash equivalents	120,664	28,336

Cash and cash equivalents at beginning of year	322,123	293,787
Cash and cash equivalents at end of year	442,787	322,123

Summarized Financial Statements of Subsidiaries
Globus 120 S.A.
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	3,185,226	2,250,053
Property, Plant and Equipment	6,308,590	7,078,841
Other Long-Term Assets	213,209	223,229

Total Assets	9,707,025	9,552,123

Liabilities and Shareholders’Equity
Current Liabilities	670,253	1,257,165
Long-Term Liabilities	5,786,331	5,610,911
Capital and Reserves	299,608	299,608
Retained Earnings	2,384,439	1,636,436
Net Income for the year	566,394	748,003

Total Liabilities and Shareholders’Equity	9,707,025	9,552,123

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	4,288,915	5,263,909
Operating Costs (Less)	2,579,693	2,750,896
Gross Margin	1,709,222	2,513,013

Administrative and selling expenses (Less)	666,955	1,556,180

Operating Results	1,042,267	956,833

Non-operating Results
Non-Operating Income	107,659	64,509
Non-Operating Expenses (Less)	469,487	269,163
Price-level Restatement	114,489	126,338
Non-Operating Gain (Loss), Net	(247,339)	(78,316)

Income Before Income Taxes	794,928	878,517
Income Taxes	228,534	130,514

Net Income For The Year	566,394	748,003

Summarized Financial Statements of Subsidiaries
Globus 120 S.A.
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	566,394	748,003
Charges to income that do not represent cash flows	1,050,689	946,982
(Increase) decrease in assets, that affect cash flows	127,882	548,030
Increase (decrease) in liabilities, that affect cash flows	(572,636)	(1,961,318)
Net cash provided by operating activities	1,172,329	281,697

Net cash used in financing activities	161,147	-
Net cash used in investment activities	(1,270,341)	(268,120)
Net cash flows used for the year	63,135	13,577

Effect of inflation on cash and cash equivalents	(3,608)	(1,998)
Net increase (decrease) of cash and cash equivalents	59,527	11,579

Cash and cash equivalents at beginning of year	24,781	13,202
Cash and cash equivalents at end of year	84,308	24,781

Summarized Financial Statements of Subsidiaries
Telefónica Gestion de Servicios Compartidos Chile S.A.
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	3,420,717	3,246,108
Property, Plant and Equipment	3,258	-
Other Long-Term Assets	2,993,372	2,934,764

Total Assets	6,417,347	6,180,872

Liabilities and Shareholders’Equity
Current Liabilities	2,553,269	2,888,391
Long-Term Liabilities	2,507,962	2,367,884
Capital and Reserves	1,123,474	1,123,473
Retained Earnings	(198,879)	(402,066)
Net Income for the year	431,521	203,190

Total Liabilities and Shareholders’Equity	6,417,347	6,180,872

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	14,106,422	13,890,381
Operating Costs (Less)	10,670,688	10,704,473
Gross Margin	3,435,734	3,185,908

Administrative and selling expenses (Less)	3,038,306	2,841,281

Operating Results	397,428	344,627

Non-operating Results
Non-Operating Income	-	1,537
Non-Operating Expenses (Less)	5,432	93,796
Price-level Restatement	(39,926)	(9,539)
Non-Operating Gain (Loss), Net	(45,358)	(101,798)

Income Before Income Taxes	352,070	242,829
Income Taxes	(79,451)	39,639

Net Income For The Year	431,521	203,190

Summarized Financial Statements of Subsidiaries
Telefónica Gestion de Servicios Compartidos Chile S.A.
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	431,521	203,190
Charges to income that do not represent cash flows	43,141	34,370
(Increase) decrease in assets, that affect cash flows	162,693	341,785
Increase (decrease) in liabilities, that affect cash flows	(308,404)	(1,600,661)
Net cash provided by operating activities	328,951	(1,021,316)

Net cash used in financing activities	70,779	274,057
Net cash used in investment activities	(469,113)	866,476
Net cash flows used for the year	(69,383)	119,217

Effect of inflation on cash and cash equivalents	(879)	(1,760)
Net increase of cash and cash equivalents	(70,262)	117,457

Cash and cash equivalents at beginning of year	143,835	26,378
Cash and cash equivalents at the end of year	73,573	143,835

Summarized Financial Statements of Subsidiaries
Telemergencia S.A.
As of December 31, 2005 and 2004

Summarized Balance Sheets as of December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Assets
Current Assets	4,264,194	3,803,034
Property, Plant and Equipment	4,273,109	5,330,444
Other Long-Term Assets	1,107,447	957,933

Total Assets	9,644,750	10,091,411

Liabilities And Shareholders’Equity
Current Liabilities	2,735,404	2,166,019
Long-Term Liabilities	6,709,320	6,511,828
Capital and Reserves	5,738,773	5,738,773
Retained Earnings	(4,325,209)	(3,083,594)
Net Income for the year	(1,213,538)	(1,241,615)

Total Liabilities and Shareholders’Equity	9,644,750	10,091,411

Summarized Statements of Income years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Operating Revenues
Operating Income	8,098,391	6,936,731
Operating Costs (Less)	5,771,788	4,126,072
Gross Margin	2,326,603	2,810,659

Administrative and selling expenses (Less)	3,591,643	4,054,670

Operating Results	(1,265,040)	(1,244,011)

Non-operating Results
Non-Operating Income	67,616	24
Non-Operating Expenses (Less)	491,038	363,538
Price-level Restatement	200,825	123,773

Non-Operating Gain (Loss), Net	(222,597)	(239,741)

Income Before Income Taxes	(1,487,637)	(1,483,752)
Income Taxes	(274,099)	(242,137)
Net Income For The Year	(1,213,538)	(1,241,615)

Summarized Financial Statements of Subsidiaries
Telemergencia S.A.
As of December 31, 2005 and 2004

Summarized Statements of Cash Flows years ended December 31, 2005 and 2004	2005	2004
	ThCh$	ThCh$

Net income for the year	(1,213,538)	(1,241,615)
Charges to income that do not represent cash flows	3,132,671	3,039,507
(Increase) decrease in assets, that affect cash flows	(950,675)	(1,198,693)
Increase (decrease) in liabilities, that affect cash flows	85,442	(137,831)
Net cash provided by operating activities	1,053,900	461,368

Net cash used in financing activities	779,513	1,633,017
Net cash used in investment activities	(1,827,236)	(2,089,153)
Net cash flows used for the year	6,177	5,232

Effect of inflation on cash and cash equivalents	(532)	(284)
Net increase (decrease) of cash and cash equivalents	5,645	4,948

Cash and cash equivalents at beginning of year	20,672	15,724
Cash and cash equivalents at end of year	26,317	20,672

FINANCIAL REVIEW AND EXHIBITS

CONSOLIDATED OPERATING REVENUES
(Millions of Chilean pesos as of 12/31/05)

						Change (%)
	2001	2002	2003	2004	2005	05/04	2005 US$(1)

Fixed Telecommunications	493,300	463,383	455,580	437,421	441,476	0.9%	861.4
Basic Telephony	388,212	371,216	346,871	310,645	294,284	-5.3%	574.2
Telephone line service fee	175,951	170,244	161,560	152,089	123,539	-18.8%	241.1
Variable charge	179,565	167,792	152,543	122,449	96,908	-20.9%	189.1
Connections and other installations	8,601	7,464	5,970	4,036	3,280	-18.7%	6.4
Plans of minutes (tariff flexibility)	0	0	0	9,005	45,727	407.8%	89.2
Value added services	18,736	18,408	19,252	17,702	19,475	10.0%	38.0
Other basic telephony revenues	5,359	7,308	7,546	5,364	5,355	-0.2%	10.4
Broadband	2,707	5,829	13,976	26,068	42,901	64.6%	83.7
Access charges and Interconnections	26,022	24,952	27,217	32,724	44,004	34.5%	85.9
Domestic long distance	9,881	10,120	9,309	10,485	10,344	-1.3%	20.2
International long distance	4,720	3,768	2,851	2,908	2,371	-18.5%	4.6
Other interconnection services	11,421	11,064	15,056	19,331	31,289	61.9%	61.1
Other Fixed Telecommunications businesses	76,358	61,387	67,516	67,984	60,287	-11.3%	117.6
Directory Advertising	19,441	5,195	5,714	6,093	5,369	-11.9%	10.5
ISP- switched and dedicated	3,503	5,116	2,779	3,230	2,530	-21.7%	4.9
Security services (Telemergencia)	0	2,505	5,055	6,921	8,081	16.8%	15.8
Public telephones	17,216	12,954	11,767	11,228	9,819	-12.5%	19.2
Interior installations	28,277	30,291	32,852	32,401	30,687	-5.3%	59.9
Equipment marketing	7,922	5,327	9,351	8,111	3,801	-53.1%	- 7.4

Long Distance	87,819	80,149	65,471	63,807	57,972	-9.1%	113.1
Corporate Customer Communications	72,028	83,693	83,606	85,890	78,214	-8.9%	152.6

Other Business (2)	135,889	74,392	6,111	4,034	3,048	-24.4%	5.9

Mobile Communications (3)	197,720	221,938	252,333	137,027	-	n.a.	-

Total Operating Revenues	986,755	923,556	863,102	728,179	580,710	-20.3%	1.133.1

(1)	Figures in millions of US dollars.Observed exchange rate on 12/31/05, US$ 1 = Ch$ 512.5

(2)	Other business include revenues from the subsidiaries t-gestiona, Telepeajes and Tecnonaútica. Additionally, until August 2002 the Company consolidated Sonda’s revenues.

(3)	Telefónica Móviles Chile S.A. was sold in July 2004.

CONSOLIDATED INCOME STATEMENT
(Millions of Chilean pesos as of 12/31/05)

						Change (%)
Description	2001	2002	2003	2004	2005	05/04	2005 US$ (1)

+ Operating revenues	986,755	923,556	863,102	728,179	580,710	-20.3%	1,133.1
- Operating costs and expenses	(835,019)	(783,598)	(740,603)	(625,476)	(493,614)	-21.1%	(963.1)
Salaries	(152,686)	(123,321)	(95,438)	(87,853)	(79,078)	-10.0%	(154.3)
Depreciation	(274,033)	(280,244)	(283,000)	(236,122)	(196,655)	-16.7%	(383.7)
Others	(408,300)	(380,043)	(362,165)	(301,501)	(217,881)	-27.7%	(425.1)

= Operating income	151,736	139,957	122,499	102,703	87,096	-15.2%	169.9
= EBITDA (2)	425,769	420,201	405,499	338,825	283,751	-16.3%	553.7

+ Financial income	20,102	17,901	7,515	9,620	7,985	-17.0%	15.6
+/- Results from related companies	656	2,526	722	562	1,680	198.9%	3.3
- Amortization of negative goodwill	(17,387)	(26,450)	(24,513)	(145,457)	(1,584)	-98.9%	(3.1)
- Financial expenses	(103,235)	(87,380)	(65,036)	(55,999)	(29,501)	-47.3%	(57.6)
+ Other non-operating income	16,701	14,181	13,097	492,607	3,106	-99.4%	6.1
- Other non-operating expenses	(48,406)	(40,627)	(13,243)	(25,559)	(13,077)	-48.8%	(25.5)
+ Monetary correction	2,286	(9,601)	674	9,305	2,900	-68.8%	5.7
= non operating income (expenses)	(129,283)	(129,451)	(80,783)	285,079	(28,491)	-110.0%	(56)

= Income before tax	22,453	10,506	41,716	387,782	58,605	-84.9%	114.4
- Income tax	(12,622)	(28,654)	(30,805)	(64,641)	(33,392)	-48.3%	(65.2)
= Consolidated income	9,830	(18,148)	10,910	323,141	25,213	n.a.	49.2
- Minority interest	(5,296)	(818)	(149)	(293)	(30)	-89.8%	(0.1)
= Realized net income	4,534	(18,967)	10,761	322,848	25,183	n.a.	49.1
+ Amortization of positive goodwill	7	0	0	0	0	n.a.	0.0
= Net income	4,541	(18,967)	10,761	322,848	25,183	n.a.	49.1

(1)	Figures in millions of US dollars. Observed exchange rate on 12/31/05, US$ 1 = Ch$ 512.5

(2)	Operating income + Depreciation

CONSOLIDATED BALANCE SHEET
(Millions of Chilean pesos as of 12/31/05

	2001	2002	2003	2004	2005	2005 US$(1)

Curent assets	704.877	478.755	446.723	437.531	315.987	616.6
Cash	20,725	18,063	20,540	8,143	6,292	12.3
Time deposits and marketable securities	76,776	84,977	51,595	82,113	100,716	196.5
Accounts receivable	265,733	218,072	220,631	151,904	141,585	276.3
Notes receivable	5,642	6,461	7,807	4,727	3,363	6.6
Sundry debtors	41,782	30,405	17,867	29,966	13,173	25.7
Accounts and notes receivable from related companies	5,986	18,355	19,682	21,922	18,027	35.2
Inventories	34,726	15,402	21,211	6,639	2,809	5.5
Other current assets	253,506	87,019	87,391	132,117	30,021	58.6
Property, plant and equipment	2,278,040	2,079,661	1,943,137	1,432,660	1,300,498	2,537.6
Gross property, plant and equipment	4,202,305	4,191,307	4,306,481	3,724,782	3,739,355	7,296.3
Accumulated depreciation	(1,924,265)	(2,111,646)	(2,363,344)	(2,292,122)	(2,438,857)	(4,758.7)
Other assets	331,489	324,915	259,559	92,636	92,315	180.1
Investment in related companies	17,496	45,534	10,643	7,895	7,832	15.3
Other	313,993	279,381	248,917	84,740	84,483	- 164.8

Total assets	3,314,406	2,883,331	2,649,420	1,962,827	1,708,800	3,334.2

Current liabilities	526,964	406,936	517,777	360,900	326,052	636.2
Bank borrowings - short term	22,149	9,858	20,524	20,180	0	0.0
Current maturities of long term debt	121,150	156,900	88,508	16,076	1,320	2.6
Debentures	41,454	23,278	119,682	79,149	111,373	217.3
Accounts and notes payable	249,966	164,952	133,677	69,345	84,253	164.4
Due to related companies	18,847	12,845	26,507	28,963	27,501	53.7
Other current liabilities	73,399	39,104	128,879	147,187	101,.605	198.3
Long term liabilities	1,348 153	1,095,171	760,090	579,911	455,538	888.9
Bank borrowings	588,933	446,777	325,437	352,511	320,150	624.7
Debentures	609,004	549,336	330,949	132,438	12,197	23.8
Other long term liabilities	150,216	99,058	103,705	94,961	123,190	240.4
Minority interest	39,333	1,225	1,448	1,690	1,636	3.2
Equity	1,399,956	1,380,000	1,370,104	1,020,326	925,575	1,806.0
Paid-in capital	789,877	789,877	912,693	912,693	912,693	1,780.9
Reserves	124,104	124,881	(840)	(1,283)	(1,751)	(3.4)
Accumulated earnings	481,434	484,205	447,490	50,563	0	0.0
Net income	4,543	(18,963)	10,761	322,848	25,183	49.1
Interim dividends	0	0	0	(264,495)	(10,550)	(20.6)

Total liabilities	3,314,406	2,883,331	2,649,420	1,962,827	1,708,800	3,334.2

(1)	Figures in millions of US$ dollars. Observed exchange rate on 12/31/05. US$ 1 = Ch$ 512.5

ECONOMIC / FINANCIAL INDICATORS - CONSOLIDATED

	2001	2002	2003	2004	2005

EBITDA margin (1)	43.1%	45.5%	47.0%	46.5%	48.9%
Financial expenses / Operating revenues	-10.5%	-9.5%	-7.5%	-7.7%	-5.1%
Return on assets (2)	6.4%	6.1%	5.9%	5.3%	6.2%
Return on equity (3)	0.3%	-1.4%	0.8%	27%	2.6%
Liquidity (times) (4)	1.34	1.18	0.86	1.21	0.97
Leverage ratio (times) (5)	1.34	1.09	0.93	0.92	0.84

(1)	Operating income + Depreciation / Operating revenues

(2)	Operating income / Property. plant and equipment (beginning of period)

(3)	Net income / Equity (beginning of period)

(4)	Current assets / Current liabilities

(5)	Current liabilities + Long term liabilities / Equity

(6)	Long term liabilities / Cash flow

Layout and production
Espacio Vital Diseño
www.espaciovital.cl

Photograpy
Telefónica CTC Chile archive
Imagebank

Printing
Quebecor World Chile S.A.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

CORPORATE INFORMATION

Main Offices
Providencia 111, Santiago, Chile

Telephone
(56-2) 691 2020

Facsimile
(56-2) 691 7881

P.O. Box
16-D Santiago, Chile

Business Activity
Telecommunications

Brand Name
Telefónica CTC Chile

Internet Web Site
www.telefonicactcchi le.cl

INDEPENDENT AUDITORS

Ernst & Young Ltda.

RATING AGENCIES CHILE

Fitch – Chile Clasificadora de Riesgo Ltda.
Long Term Debt:	A+ (*)
Short Term Debt:	F1+

Equity ratings:
Series A Shares:	Level 1
Series B Shares:	Level 2

Clasificadora de Riesgo Humphreys Ltda.
Long Term Debt:	A+ (*)
Short Term Debt:	N1+

(*) Local Bonds Rating

Equity ratings:
Series A Shares:	Level 1
Series B Shares:	Level 2

INTERNATIONAL RATING AGENCIES

Standard & Poor:	BBB, Stable outlook
Moody's	Baa2, Stable outlook
Fitch:	BBB+, Stable outlook

STOCK TICKER SYMBOLS

Chilean Stock Exchanges
Series A:"CTC-A"
Series B: "CTC-B"

New York Stock Exchange
"CTC"

SHAREHOLDERS AND INVESTOR RELATIONS OFFICES

In Santiago, Chile

Shareholder Information

Deposito Central de Valores
Huérfanos 770, 22nd floor
Telephone: (56-2) 393 9003
Facsimil: (56-2) 393 9101
e-mail: atencionaccionistas@dcv.cl

Providencia 111, 22nd floor
Telephone: (56-2) 691 2905
Facsimile: (56-2) 691 2244

Investor Relations Department
Providencia 111, 22nd floor
Telephone: (56-2) 691 3867
Facsimile: (56-2) 691 2392
e-mail: schelle@ctc.cl

In New York, USA

The Global Consulting Group
22 Cortlandt Street, 14th floor
New York, N Y 10007
Telephone: (1-646) 284 9416
Facsimile: (1-646) 284 9494
e-mail: kkirkeby@hfgcg.com

Depositary Bank
Citibank N.A. 111 Wall Street 20th
Zone 7, New York 10005
Telephone: (1-212) 816 6852
Facsimile: (1-212) 816 6865
e-mail: ricardo.r.szlezinger@citigroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer